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Filed Pursuant to Rule 424B(4)
Registration No. 333-141273

Prospectus

15,000,000 shares

Common stock

This is an initial public offering of shares of common stock by Polypore International, Inc. Polypore International, Inc. is selling 15,000,000 shares of common stock. The initial public offering price is $19.00 per share.

Prior to this offering, there has been no public market for our common stock. Our common stock has been approved for listing on the New York Stock Exchange under the symbol PPO.

	Per share	Total

Initial public offering price	$19.00	$285,000,000
Underwriting discounts and commissions	$1.14	$17,100,000
Proceeds to Polypore International, Inc., before expenses	$17.86	$267,900,000

The selling stockholders named in this prospectus have granted the underwriters an option for a period of 30 days to purchase up to an aggregate of 2,250,000 additional shares of our common stock. We will not receive any proceeds from the sale of shares by the selling stockholders.

Investing in our common stock involves a high degree of risk. See "Risk factors" beginning on page 12.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to investors on July 3, 2007.

JPMorgan
Sole Bookrunner

Credit Suisse

Bear, Stearns & Co. Inc.

Robert W. Baird & Co.

William Blair & Company

June 27, 2007

POLYPORE

Energy Storage

Electronic applications

Lithium batteries

Transportation and industrial applications

Lead-acid batteries

Separations Media

Healthcare applications

Hemodialysis

Blood oxygenation

Industrial and specialty applications

Specialty filtration

Degasification

You should rely only on the information contained in this prospectus. Neither we nor the selling stockholders has authorized anyone to provide you with information different from that contained in this prospectus. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

In this prospectus, the words "Polypore International," "Company," "we," "us" and "our" refer to Polypore International, Inc. together with its subsidiaries, including Polypore, Inc., unless the context indicates otherwise. References to "fiscal year" mean the 52 or 53 week period ending on the Saturday that is closest to December 31. The fiscal years ended December 30, 2006, or "fiscal 2006," and December 31, 2005, or "fiscal 2005," each included 52 weeks. The period from January 4, 2004 through May 1, 2004 included 17 weeks and the period from May 2, 2004 through January 1, 2005 included 35 weeks (together, 52 weeks), or "fiscal 2004." The fiscal year ended January 3, 2004, or "fiscal 2003," included 53 weeks. The fiscal year ended December 28, 2002, or "fiscal 2002," included 52 weeks.

Our U.S. registered trademarks include Accurel®, CELGARD®, DARAK®, Daramic®, DIAPES®, DuraPES®, HEXPET®, Liqui-Cel®, Liqui-Flux®, MicroPES®, OXYPHAN®, OXYPLUS®, PLASMAPHAN®, PUREMA®, and SuperPhobic®. We also own trademarks, or have filed trademark applications to register some of our trademarks, in various countries throughout the world.

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Prospectus summary

This summary may not contain all of the information that may be important to you. Please review this prospectus in its entirety, including the risk factors and our financial statements and the related notes included elsewhere herein, before you decide to invest in our common stock. Unless otherwise stated, all figures assume no exercise of the underwriters' overallotment option or any outstanding options to purchase the shares of Polypore International, Inc.

Overview

We are a leading global high technology filtration company that develops, manufactures and markets specialized microporous membranes used in separation and filtration processes. We believe that we are among the top three in terms of market share (based on revenue and volume) in products comprising a total of approximately 80% of our fiscal 2006 net sales. The microporous membranes we produce are highly engineered polymeric structures that contain millions of pores per square inch, enabling the management of ions, gases and particles that range in size from the cellular to the nano or molecular level. We believe our membrane technology platform is one of the broadest in the industries in which we compete. Our expertise spans multiple membrane configurations, polymers, coatings and process technologies and addresses a wide array of market requirements. We believe that our differentiated membranes will enable us to meet increasing end-market performance requirements, grow with our current customers and application base and pursue new, high-value added markets and applications.

Our products and technologies are used in two primary segments, energy storage and separations media. The energy storage segment accounted for approximately 72% of our fiscal 2006 net sales. The separations media segment accounted for approximately 28% of our fiscal 2006 net sales. We serve a diverse set of customers globally with strategically located manufacturing facilities in North America, Europe and Asia. In fiscal 2006, we generated total net sales of $479.7 million and a net loss of $29.6 million, and, for the three months ended March 31, 2007, we generated total net sales of $129.8 million and net income of $2.1 million. Polypore Inc.'s Adjusted EBITDA, as defined in its senior secured credit facilities, for the twelve months ended March 31, 2007, was $144.2 million. See "Management's discussion and analysis of financial condition and results of operations—Liquidity and capital resources" for a reconciliation of Adjusted EBITDA.

Energy storage

In the energy storage segment, our membrane separators are a critical performance component in lithium and lead-acid batteries, performing the core function of regulating ion exchange and thus allowing the charge and discharge process to occur between a battery's positive and negative electrodes. These membrane separators require specialized technical engineering and must be manufactured to extremely demanding requirements and specifications including thickness, porosity, mechanical strength and chemical and electrical resistance. While membrane separators in both lithium and lead-acid batteries are among the most highly engineered and critical battery components, they represent a small portion of the battery's overall cost.

We develop, manufacture and market a broad line of patented polypropylene and polyethylene monolayer and multilayer membrane separators for lithium batteries that are used in consumer electronics products such as mobile phones and other handheld devices, laptop computers, MP3 players, cameras and, increasingly, power tools. According to the Institute of Information Technology, unit sales of lithium batteries are expected to experience average annual growth of 10% through 2011. Lithium batteries provide critical performance advantages relative to alternative battery technologies, such as faster charging rates, improved battery life and higher power density, which results in more compact, lightweight batteries. These advantages create the potential for expansion by lithium batteries into additional electronic appliances and portable consumer devices. For example, large-format lithium batteries are displacing nickel-based batteries in new applications such as consumer power tools and electric bikes and are currently in development for use in hybrid electric vehicles ("HEVs").

We also develop, manufacture and market a complete line of high-performance polymer-based membrane separators for lead-acid batteries. Approximately 80% of our lead-acid battery separators are used in batteries for automobiles and other motor vehicles. The remaining approximately 20% are used in industrial battery applications such as forklifts, submarines and uninterruptible power supply systems. We believe that over 80% of lead-acid battery unit sales for motor vehicles are aftermarket batteries. Aftermarket sales are primarily driven by the size of the worldwide vehicle fleet rather than by new motor vehicle sales. According to WardsAuto.com, the worldwide fleet of motor vehicles has averaged 3% annual growth for over 20 years, providing us with a growing recurring revenue base. We believe another factor contributing to market growth is the worldwide conversion from alternative separator materials to the higher-performance polyethylene-based membrane separators such as those we produce.

We believe that our lithium battery separator technology is particularly well-suited to the cost and performance requirements of the HEV market and that combining certain product and process technologies of our lithium and lead-acid battery separators could provide additional advantages. We further believe that our established position in the automotive battery separator market also provides a competitive advantage in new automotive applications such as HEV.

Separations media

In the separations media segment, our filtration membranes and modules are used in healthcare and high-performance industrial and specialty filtration applications, performing the critical function of removing sub-micron particulates from fluids and introducing or removing gases (gasification/degasification) within liquids. Both healthcare and specialty filtration applications require membranes with precisely controlled pore size, structure, distribution and uniformity.

We produce highly engineered membranes for healthcare applications involving complex blood-membrane interactions. These applications include hemodialysis, blood oxygenation and plasmapheresis. Within healthcare, hemodialysis membranes comprise the largest proportion of our sales. Our hemodialysis membranes are the critical functional component of dialyzers, a consumable item used in the treatment of permanent kidney failure, a condition known as end-stage renal disease ("ESRD"). By removing patients' blood toxins, dialyzers perform a filtering function similar to that of a healthy kidney. ESRD patients generally receive three dialysis treatments per week, creating stable and recurring demand for our dialyzer membranes. Growth in demand for dialyzers and dialyzer membranes is driven by several factors, including the aging population in developed countries, longer life-expectancy of treated ESRD patients, improving access to treatment in developing countries and the trend in the United States towards single-use rather than multiple-use dialyzers. According to the European Renal Association—European Dialysis and Transplant Association, the number of worldwide ESRD patients has historically grown by approximately 6% per year. We estimate that continued patient population growth combined with conversion to single-use dialyzers and increasing treatment frequency will result in overall annual dialyzer market growth in excess of 6%.

Over the last three years, we have engaged in certain restructuring activities in response to a market shift from cellulosic hemodialysis membranes toward higher-performing synthetic membranes. In 2004, we implemented certain cost reduction measures in response to a customer's decision to outsource dialyzer production. In 2006, we ceased production of cellulosic membranes and focused on growing our PUREMA® synthetic membrane, which we believe is superior in performance compared to all other synthetic membranes on the market.

We believe we are the world's leading developer, manufacturer and marketer of membranes for blood oxygenation and a leading supplier of membranes for plasmapheresis. As a component of heart-lung machines, blood oxygenators temporarily replace the functions of the lungs during on-pump open-heart surgery. The highly specialized membranes remove carbon dioxide while diffusing oxygen into the blood.

We also produce a wide range of membranes and membrane-based elements for micro- and ultrafiltration and gasification/degasification of liquids, covering a broad range of applications in the filtration market. According to Frost & Sullivan, the U.S. micro- and ultrafiltration membrane element market is approximately $1.2 billion and growing in excess of 8% annually. Market growth is being driven by several factors, including end-market growth in applications such as water treatment and pharmaceutical processing, displacement of conventional filtration media by membrane filtration due to membranes' superior cost and performance attributes and increasing purity requirements in industrial and other applications.

We currently serve a variety of these filtration end-markets, including water treatment, food and beverage processing and pharmaceutical, semiconductor and flat panel display manufacturing, and are working closely with current and potential customers to develop innovative new products based on our technology and capabilities. We believe that our range of membrane configurations, polymers and process technologies, coupled with our long-standing expertise in membrane development, positions us to serve a wide array of membrane filtration needs.

Competitive strengths

Serve end-markets that have attractive growth characteristics

We produce a variety of separation and filtration products for end-markets with attractive growth characteristics which in many cases are supported by a growing recurring revenue base.

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The lithium battery market is expected to grow at 10% annually, driven by strong demand for consumer electronics and by the application of lithium battery technology in new markets such as HEVs. We believe that growth in membrane separator demand will exceed battery growth due to increasing demand for large-format lithium batteries.

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In the motor vehicle battery market, the high proportion of aftermarket sales and the steady growth of the worldwide fleet of motor vehicles provide us with a growing, recurring revenue base in lead-acid battery membrane separators.

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The hemodialysis membrane market, which we believe will increase in excess of 6% annually, provides a growing recurring revenue base for our synthetic dialysis membranes.

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The micro- and ultrafiltration membrane element market is expected to grow in excess of 8% annually, driven by several factors including the superior performance of membrane filtration and the increasing need for purity in industrial and other applications.

Leading market positions

We believe that we are well positioned in each of the markets in which we compete. For example, in terms of market share (based on revenue and volume):

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We believe, based on independent industry research, that we are one of the top three lithium battery membrane separator providers, serving the entire breadth of lithium battery applications.

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We believe, based on published industry data, that we are the global market leader in the lead-acid battery separator market, with a market share more than twice that of our nearest competitor.

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We believe, based on independent industry research, that we are the world's leading supplier of blood oxygenation membranes and that we are uniquely positioned as the leading independent supplier (i.e., not a supplier of dialyzers) of synthetic hemodialysis membranes.

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In the industry and specialty filtration market, we believe, based on internal company estimates, that we are the world leader in membrane gasification and degasification for liquids with our Liqui-Cel® membrane contactors.

We believe, based on the information above and other company estimates, that we are among the top three in terms of market share (based on revenue and volume) in products comprising a total of approximately 80% of our fiscal 2006 net sales. These products include lead-acid battery membrane separators, lithium battery membrane separators, blood oxygenation membranes, membrane contactors for gasification/degasification of liquids and plasmapheresis membranes.

Proven innovation through broad product and process technology

We have established our leading market positions through our ability to utilize core technical expertise and broad product and process capabilities to develop customized solutions that meet demanding requirements in specific applications. Our research and development effort is supported by over 100 engineers, scientists, PhDs and other personnel.

We have leveraged our established filtration and separation technology and membrane expertise to supply a broad portfolio of membranes based on flat sheet, hollow fiber and tubular technology. We draw upon our experiences across multiple end-markets and various membrane technologies to create innovative solutions in new niche applications. For example, our Liqui-Cel® membrane contactor product line, which combines our blood oxygenation membrane technology with patented module design features, provides superior performance to conventional gasification/degasification methods in multiple applications such as semiconductor and flat panel display manufacturing. We believe that our capabilities in product innovation, which combine multiple technologies, a global technical infrastructure and extensive experience in microporous membrane development and manufacturing, are difficult to replicate.

Strong customer relationships with leading manufacturers

We have cultivated strong, collaborative relationships with a diverse base of customers worldwide who are among the leaders in their respective industries. We often enter into joint agreements in which we partner with our customers on product development and end-use testing. As a result, many of our products have been customized to our customers' exacting manufacturing and end-use specifications.

Global presence

We manufacture, market and service our products through 11 manufacturing sites and 13 sales and service locations throughout the Americas, Europe and Asia, with sales relatively balanced across these regions. In the energy storage segment, we remain focused on growth in the Asia Pacific region and on driving worldwide improvements in production efficiency, which has resulted in certain restructuring activities. In 2005, we closed our Austrian lead-acid battery separator facility and downsized our German facility, transferring certain assets to our facility in Thailand. Additionally, we moved membrane separator finishing capacity from our Charlotte, North Carolina plant to our Shanghai, China plant to better serve our growing lithium battery customers in Asia. In 2007, we completed the acquisition of a 60% stake in a facility in Tianjin, China, which produces membrane separators for lead-acid batteries.

State-of-the-art manufacturing facilities

We believe we have state-of-the-art manufacturing facilities and capabilities. Our equipment, manufacturing techniques and process technologies have been developed over many years with significant intellectual property, know-how and capital investments. Our wide range of manufacturing processes enables us to produce specialized products that are difficult and costly to replicate in the market.

Strong and experienced management team

Our senior management team has significant experience leading high technology companies, driving growth through development of new applications and technologies and cultivating strong relationships with existing customers. Management has also demonstrated a track record of successfully leading companies larger in size and scope than ours. The team has an average of 20 years of management experience.

Business strategy

We intend to:

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grow with our current customer and application base by capitalizing on our core capabilities in microporous membranes and modules;

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leverage existing and developing product and process technologies to pursue new, high value-added markets and applications; and

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maximize access to key customers and end-markets through strategic relationships and acquisitions.

Risk factors

The competitive strengths that we maintain, the implementation of our business strategy and our future results of operations and financial condition are subject to a number of risks and uncertainties. The factors that could adversely affect our actual results and performance, as well as the successful implementation of our business strategy, are discussed under "Risk factors" and "Forward-looking statements" and include, but are not limited to, the following:

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Because the specialized markets in which we sell our products are highly competitive, we may have difficulty growing our business year after year.

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We must continue to invest significant resources in developing innovative products in order to maintain a competitive edge in the highly specialized markets in which we operate.

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The loss of large volume customers could impact our sales and our profits.

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Vertical integration by our customers of the production of our products into their own manufacturing processes could reduce our revenues and our profits.

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Increases in prices for raw materials or the loss of key supplier contracts could reduce our profit margins.

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Our substantial indebtedness could harm our ability to react to changes in our business or to market developments and prevent us from fulfilling our obligations under our indebtedness.

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Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

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To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

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The terms of the senior secured credit facilities and the indenture related to the 8 3/4% senior subordinated notes may restrict our current and future operations, particularly our ability to respond to market changes or to take certain actions.

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Because a majority of our employees are represented under collective bargaining agreements, any employee slowdowns, strikes or failure to renew our collective bargaining agreements could disrupt our business.

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We generate most of our sales from manufacturing products that are used in a wide variety of industries and the potential for product liability exposure for our products could be significant.

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Our operations outside the United States pose risks to our business that are not present with our domestic business.

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We could incur substantial costs to comply with environmental laws and violations of such laws may increase our costs or require us to change certain business practices.

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If we are unable to adequately protect our intellectual property, we could lose a significant competitive advantage.

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Due to the unique products that we produce and the particular industry in which we operate, the loss of our senior management could disrupt our business.

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We may pursue future acquisitions. If we incur contingent liabilities and expenses or additional debt in connection with future acquisitions or if we cannot effectively integrate newly acquired operations, our business could be disrupted.

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Our past restructuring activities can have an adverse impact on our financial condition.

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We have recorded a significant amount of intangible assets, which may never generate the returns we expect.

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Our operations are vulnerable to interruption or loss due to natural disasters, epidemics, terrorist acts and other events beyond our control, which would adversely affect our business.

Other transactions

In conjunction with this offering, we intend to purchase our 10 1/2% senior discount notes due 2012. We intend to use cash and the net proceeds from this offering to purchase the notes tendered in connection therewith and to pay transaction expenses. See "Description of indebtedness—Polypore International, Inc.'s 10 1/2% senior discount notes due 2012."

We also intend to refinance Polypore, Inc.'s senior secured credit facilities in conjunction with this offering and replace it with $460.0 million new senior secured credit facilities. See "Description of indebtedness—Polypore, Inc.'s new senior secured credit facilities." The refinancing is not a condition to the offering, and there is no assurance that we will complete the refinancing.

In conjunction with this offering, we intend to merge Polypore, Inc. with and into Polypore International. Polypore International will be the surviving corporation and will assume Polypore, Inc.'s obligations under its senior secured credit facilities and its 8 3/4% senior subordinated notes due 2012.

Corporate information

Polypore International, Inc. is a Delaware corporation. Our principal executive offices are located at 11430 North Community House Road, Suite 350, Charlotte, NC 28277 and our telephone number is (704) 587-8409. Our website address is http://www.polypore.net. The information on our website is not incorporated by reference and is not a part of this prospectus.

Upon the consummation of the offering, we will be deemed a controlled company under the rules of the New York Stock Exchange ("NYSE"), and we will qualify for the controlled company exception to the board of directors and committee composition requirements under the rules of the NYSE. Pursuant to this exception, we will be exempt from the rules that require that our board of directors be comprised of a majority of independent directors, that our compensation committee be comprised solely of independent directors and that our nominating and corporate governance committee be comprised solely of independent directors as defined under the rules of the NYSE. The controlled company exception does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") and the NYSE rules which require that our audit committee be composed of three independent directors subject to applicable transition periods.

The offering

Common stock offered by Polypore International, Inc.:    15,000,000 shares

Over-allotment option:    Warburg Pincus Private Equity VIII, L.P., Warburg Pincus International Partners, L.P., and PP Holding, LLC have each granted the underwriters an option for a period of 30 days to purchase up to 196,606, 196,606 and 1,856,788 additional shares of our common stock, respectively, or a total of 2,250,000 additional shares of our common stock on the same terms and conditions set forth on the cover of this prospectus to cover over-allotments, if any.

Common stock outstanding after this offering:    40,306,928 shares

Use of proceeds

We intend to use cash and the net proceeds from the offering to purchase our 10 1/2% senior discount notes due 2012. We will not receive any proceeds resulting from any exercise by the underwriters of the over-allotment option to purchase additional shares from the selling stockholders. See "Use of proceeds."

New York Stock Exchange symbol:    PPO

Except as otherwise noted, the outstanding share information in this prospectus excludes:

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2,141,602 shares of our common stock that we may issue upon the exercise of options that will be outstanding upon consummation of this offering at a weighted average exercise price of $5.23 per share; and

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1,751,963 shares of our common stock available for further issuance under our option plans assuming our 2007 Stock Incentive Plan (defined below) is adopted in connection with this offering.

Except as otherwise noted, the information in this prospectus:

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reflects an initial public offering price of $19.00 per share;

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assumes that the underwriters' overallotment option will not be exercised;

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reflects a 147.422-for-one stock split on June 25, 2007; and

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assumes the filing of our amended and restated certificate of incorporation, which will occur simultaneously with the closing of the offering.

Summary consolidated financial information

The table below presents summary historical consolidated financial data of Polypore International for the three months ended March 31, 2007 and April 1, 2006 (Successor), years ended December 30, 2006 and December 31, 2005 (Successor), the period from May 2, 2004 through January 1, 2005 (Successor) and the period from January 4, 2004 through May 1, 2004 (Predecessor). Statement of operations data for the three months ended March 31, 2007 and April 1, 2006 and the balance sheet data as of March 31, 2007 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. Statement of operations data for the years ended December 30, 2006 and December 31, 2005 (Successor), the period from May 2, 2004 through January 1, 2005 (Successor) and the period from January 4, 2004 through May 1, 2004 (Predecessor) are derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary balance sheet data as of March 31, 2007 is also presented on an as adjusted basis to give effect to this offering, the purchase of our 10 1/2% senior discount notes due 2012 and the refinancing of Polypore, Inc.'s senior secured credit facilities as if they were consummated on March 31, 2007.

On May 13, 2004, Polypore, Inc. and its shareholders consummated a stock purchase agreement with PP Acquisition Corporation, our indirect, wholly owned subsidiary, pursuant to which PP Acquisition Corporation purchased all of the outstanding shares of Polypore, Inc.'s capital stock (the "2004 Transactions"). At the time of the closing of the acquisition, PP Acquisition Corporation merged with and into Polypore, Inc. with Polypore, Inc. as the surviving corporation.

It is important that you read this information together with "Management's discussion and analysis of financial condition and results of operations," beginning on page 32, and our consolidated financial statements and notes to those consolidated financial statements beginning on page F-1.

	Predecessor	Successor
					Three months ended
	Period from January 4, 2004 to May 1, 2004	Period from May 2, 2004 to January 1, 2005	Fiscal year 2005	Fiscal year 2006
Statement of operations data (in millions, except per share data):					April 1, 2006	March 31, 2007

Net sales	$179.3	$311.1	$432.5	$479.7	$115.3	$129.8

Gross profit	69.1	85.2	150.2	164.9	40.3	48.3
Selling, general and administrative expenses	24.9	50.2	75.5	87.9	22.5	23.6
Business restructuring	—	13.9	8.7	37.0	0.8	0.1
Change in accounting principle related to postemployment benefits	—	—	—	(2.6)	(2.6)	—
In process research and development	—	5.3	—	—	—	—
Other	(1.5)	—	—	—	—	—

Operating income	45.7	15.8	66.0	42.6	19.6	24.6
Interest expense, net	6.0	42.1	82.0	92.3	22.1	23.6
Foreign currency and other	0.5	1.7	(4.4)	3.2	0.6	(0.1)
Unrealized gain on derivative instrument	(1.3)	—	—	—	—	—

Income (loss) before income taxes	40.5	(28.0)	(11.6)	(52.9)	(3.1)	1.1
Income taxes	13.7	(8.7)	(8.7)	(23.1)	(1.6)	(1.0)

Income (loss) before the cumulative effect of a change in accounting principle	26.8	(19.3)	(2.9)	(29.8)	(1.5)	2.1
Cumulative effect of change in accounting principle, net	—	—	—	0.2	0.2	—

Net income (loss)	26.8	(19.3)	(2.9)	(29.6)	(1.3)	2.1
Redeemable preferred stock dividends	(0.4)	—	—	—	—	—

Net income (loss) applicable to common stock	$26.4	$(19.3)	$(2.9)	$(29.6)	$(1.3)	$2.1

Net income (loss) per common share—basic(1)(2)	$170.29	$(0.76)	$(0.12)	$(1.17)	$(0.05)	$0.08
Net income (loss) per common share—diluted(1)(2)	$170.29	$(0.76)	$(0.12)	$(1.17)	$(0.05)	$0.08

(1)
For the predecessor period, represents historical amounts of our predecessor and wholly owned subsidiary, Polypore, Inc., without giving effect to the stock split in connection with this offering.

(2)
For the successor periods, the weighted average shares outstanding have been adjusted to give effect for the stock split of 147.422-for-one on June 25, 2007.

	Fiscal year 2004	Fiscal year 2005	Fiscal year 2006	March 31, 2007
Balance sheet data (in millions):
				Actual	As Adjusted

Total assets	$1,490.8	$1,364.6	$1,389.9	$1,410.5	$1,377.2
Total debt and capital lease obligations, including current portion	1,065.3	1,002.8	1,048.9	1,057.1	801.0
Shareholders' equity	105.9	93.3	69.7	75.2	312.7

	Predecessor	Successor
					Three months ended
	Period from January 4, 2004 to May 1, 2004	Period from May 2, 2004 to January 1, 2005	Fiscal year 2005	Fiscal year 2006
Other financial data (in millions):					April 1, 2006	March 31, 2007

Depreciation and amortization	$15.2	$33.7	$54.1	$60.2	$14.6	$12.1
Capital expenditures	5.5	9.9	13.0	24.0	4.0	2.7
Net cash provided by (used in):
Operating activities	28.9	21.0	64.2	50.0	16.0	22.9
Investing activities	(3.6)	(877.2)	(13.0)	(23.9)	(4.0)	(7.8)
Financing activities	(7.4)	849.8	(52.8)	(3.0)	(0.3)	(1.6)

Risk factors

You should carefully consider the risks described below and all other information contained in this prospectus before making an investment decision. These risks could have a material and adverse impact on our business, financial condition, cash flows and results of operations. If that were to happen, the trading price of our shares could decline, and you may lose part or all of your investment.

Risks relating to our business

Because the specialized markets in which we sell our products are highly competitive, we may have difficulty growing our business year after year.

The markets in which we sell our products are highly competitive. Many of these markets require highly specialized products that are time and cost intensive to design and develop. In addition, innovative products, quality, service, utility, cost and technical support are the primary competitive factors in the separation and filtration membrane industry. While we only compete against a small number of competitors in each of our markets, some of these competitors are much larger companies that have greater financial, technological, manufacturing and marketing resources than we do. Many of these competitors are also better established as suppliers to the markets that we serve. As a result, a reduction in overall demand or increased costs to design and produce our products within these markets would likely further increase competition between us and other producers of membranes. This increased competition could cause us to reduce our prices, which could lower our profit margins and impair our ability to grow our business year after year.

We must continue to invest significant resources in developing innovative products in order to maintain a competitive edge in the highly specialized markets in which we operate.

Our continued success depends, in part, upon our ability to maintain our technological capabilities and to continue to identify, develop and commercialize innovative products for the separation and filtration membrane industry. For example, products for some consumer electronics applications have a short lifecycle and require constant development. If we fail to continue to develop products for those markets or keep pace with technological developments by our competitors generally, we may lose market share which could result in reduced sales and impair our financial condition.

The loss of large volume customers could impact our sales and our profits.

Our products are often sold to a relatively small number of large volume customers. For example, one of our customers, Exide Technologies, represented approximately 13% of our net sales in fiscal 2006. As a result, a decrease in business from, or the loss of, large volume customers such as Exide could impact our sales and our profits.

Vertical integration by our customers of the production of our products into their own manufacturing processes could reduce our sales and our profits.

Our future sales and profits will depend to a significant extent upon whether our customers choose in the future to manufacture the separation and filtration membranes used in their products instead of purchasing these components from us. If any of our existing customers choose to vertically integrate the production of their products in such a manner, the loss of sales to these customers could reduce our sales and our profits.

Increases in prices for raw materials or the loss of key supplier contracts could reduce our profit margins.

The primary raw materials we use in the manufacture of most of our products are polyethylene and polypropylene resins, silica, paper and oil. In fiscal 2006, raw materials accounted for approximately 34% of our cost of sales. Although our major customer contracts generally allow us to pass increased costs on to our customers, we may not be able to pass on all raw material price increases to our customers in each case or without delay. The loss of any of our key suppliers could disrupt our business until we secure alternative supply arrangements. Furthermore, any new supply agreement we enter into may not have terms as favorable as those contained in our current supply arrangements.

Our substantial indebtedness could harm our ability to react to changes in our business or to market developments and prevent us from fulfilling our obligations under our indebtedness.

We have incurred a significant amount of indebtedness. As of March 31, 2007, after giving effect to the purchase of our 10 1/2% senior discount notes due 2012 and the refinancing of our senior secured credit facilities, our consolidated indebtedness, including the capital lease obligation, would have been approximately $801.0 million. For fiscal 2006, after giving effect to the purchase of our 10 1/2% senior discount notes due 2012 and the refinancing of our senior secured credit facilities as if they occurred on January 1, 2006, our interest expense would have been $64.7 million.

Our substantial level of current indebtedness, as well as any additional borrowings we may make under the unused portions of the senior secured credit facilities, increases the possibility that we may be unable to generate cash sufficient to pay, when due, the principal of, interest on or other amounts due in respect of our indebtedness. Our substantial debt could increase our vulnerability to general economic downturns and adverse competitive and industry conditions by limiting our flexibility to plan for, or to react to, changes in our business and in the industry in which we operate. This limitation could place us at a competitive disadvantage compared to competitors that have less debt and more cash to insulate their operations from market downturns and to finance new business opportunities.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

At March 31, 2007, we had variable rate debt of approximately $368.8 million. As of March 31, 2007, after giving effect to the refinancing of our senior secured credit facilities, we would have had variable rate debt of approximately $370.0 million. As a result, a modest interest rate increase could result in a substantial increase in interest expense. Our earnings may not be sufficient to allow us to meet any such increases in interest rate expense and to pay principal and interest on our debt and meet our other obligations. If we do not have sufficient earnings, we may be required to refinance all or part of our existing debt, sell assets, borrow more money or sell more securities, none of which we can guarantee we will be able to do. We are not a party to any interest rate hedging agreements.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness and to fund our operations will depend on our ability to generate cash in the future. However, our business may not generate sufficient cash flow from operations for a variety of reasons, including those mentioned elsewhere in this "Risk factors" section. Without sufficient cash flow, future borrowings may not be available to us under the senior secured credit facilities in amounts sufficient to enable us to service our indebtedness or to fund our other liquidity or capital needs. If we cannot generate sufficient cash to service our debt, we will have to take such actions as reducing or delaying capital investments, selling assets, restructuring or refinancing our debt or seeking additional equity capital. Any of these actions may not be effected on commercially reasonable terms, or at all. In addition, the indenture for the 8 3/4% senior subordinated notes and the credit agreement for the senior secured credit facilities and our new anticipated senior secured credit facilities may restrict us from adopting any of these alternatives.

The terms of the senior secured credit facilities, our new anticipated senior secured credit facilities and the indenture related to the 8 3/4% senior subordinated notes may restrict our current and future operations, particularly our ability to respond to market changes or to take certain actions.

The senior secured credit facilities, our anticipated new senior secured credit facilities and the indenture related to the 8 3/4% senior subordinated notes contain a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interests. For example, the senior secured credit facilities include covenants restricting, among other things, our ability to incur, assume or permit to exist additional indebtedness or guarantees; engage in mergers, acquisitions and other business combinations; or amend or otherwise alter terms of our indebtedness, including the 8 3/4% senior subordinated notes, and other material agreements. The senior secured credit facilities (which will remain in place if the refinancing does not occur) also include financial covenants, including requirements that we maintain a minimum interest coverage ratio and a maximum leverage ratio. Our anticipated new senior secured credit facilities will contain a financial covenant requiring that we maintain a maximum leverage ratio at all times when loans or letters of credit are outstanding under the new revolving credit facility.

The indenture related to the 8 3/4% senior subordinated notes also contains numerous negative covenants including, among other things, restrictions on our ability to: incur or guarantee additional debt; issue preferred stock of restricted subsidiaries; pay dividends or make other equity distributions; or purchase or redeem capital stock.

A breach of any of these covenants or the inability to comply with financial covenants could result in a default under the senior secured credit facilities or the 8 3/4% senior subordinated notes. If any such default occurs, the lenders and the holders of the 8 3/4% senior subordinated notes may elect to declare all outstanding borrowings, together with accrued interest and other amounts payable thereunder, to be immediately due and payable. The lenders also have the right in these circumstances to terminate any commitments they have to provide further borrowings and to proceed against all collateral granted to them to secure the debt. If collateral (such as available cash) is repossessed by the lenders or holders of the 8 3/4% senior subordinated notes, we will be unable to access the capital and other resources necessary to operate our business, and we could incur immediate and significant losses.

Because a majority of our employees are represented under collective bargaining agreements, any employee slowdowns, strikes or failure to renew our collective bargaining agreements could disrupt our business.

Approximately 59% of our employees are represented under collective bargaining agreements. A majority of those employees are located in Italy, France and Germany and are represented under industry-wide agreements that are subject to national and local government regulations. Many of these collective bargaining agreements must be renewed annually. Labor unions also represent our employees in Owensboro, Kentucky and Corydon, Indiana. The collective bargaining agreement covering the workers at the Owensboro facility expires in April 2008 and the agreement covering workers at the Corydon facility expires in January 2010. We may not be able to maintain constructive relationships with these labor unions. We may not be able to successfully negotiate new collective bargaining agreements on satisfactory terms in the future. The loss of a substantial number of these employees or a prolonged labor dispute could disrupt our business. Any such disruption could in turn reduce our sales, increase our costs to bring products to market and result in significant losses.

We generate most of our sales from manufacturing products that are used in a wide variety of industries and the potential for product liability exposure for our products could be significant.

We manufacture a wide variety of products that are used in healthcare and consumer applications. Several of these products are used in medical devices that some consumers require in order to sustain their lives. As a result, we may face exposure to product liability claims in the event that the failure of our products results, or is alleged to result, in bodily injury and/or death. In addition, if any of our products are, or are alleged to be, defective, we may be required to make warranty payments or to participate in a recall involving those products.

Consequently, end-users of our products may look to us for contribution when faced with product recalls, product liability or warranty claims. The future costs associated with defending product liability claims or providing product warranties could be material and we may experience material losses in the future as a result. A successful product liability claim brought against us in excess of available insurance coverage or a requirement to participate in any product recall could substantially reduce our available cash from operations. Reduced cash could in turn reduce our profits or impair our financial condition.

Our operations outside the United States pose risks to our business that are not present with our domestic business.

Our manufacturing facilities in North America accounted for 39% of total net sales for fiscal 2006, with facilities in Europe accounting for 52% and facilities in Asia accounting for 9%. Typically, we sell our products in the currency of the country where the manufacturing facility that produced the products is located. In addition, as part of our growth and acquisition strategy, we may expand our operations in these or other foreign countries. Our foreign operations are, and any future foreign operations will be, subject to certain risks that are unique to doing business in foreign countries. These risks include fluctuations in foreign currency exchange rates, inflation, economic or political instability, shipping delays, changes in applicable laws and regulatory policies and various trade restrictions. All of these risks could have a negative impact on our ability to deliver products to customers on a competitive and timely basis. This could reduce or impair our sales, profits, cash flows and financial position. The future imposition of, or significant increases in the level of, customs duties, import quotas or other trade restrictions could also increase our costs and reduce our profits.

We could incur substantial costs to comply with environmental laws and violations of such laws may increase our costs or require us to change certain business practices.

We use and generate a variety of chemicals and other hazardous by-products in our manufacturing operations. As a result, we are subject to a broad range of federal, state, local and foreign environmental laws and regulations. These environmental laws govern, among other things, air emissions, wastewater discharges and the handling, storage and release of wastes and hazardous substances. Such laws and regulations can be complex and change often. We regularly incur costs to comply with environmental requirements, and such costs could increase significantly with changes in legal requirements or their interpretation or enforcement. Some of our manufacturing facilities have been the subject of actions to enforce environmental requirements. We could incur substantial costs, including clean-up costs, fines and sanctions and third-party property damage or personal injury claims, as a result of violations of environmental laws. Failure to comply with environmental requirements could also result in enforcement actions that materially limit or otherwise affect the operations of the facilities involved.

Under certain environmental laws, a current or previous owner or operator of an environmentally contaminated site may be held liable for the entire cost of investigation, removal or remediation of hazardous materials at such property. This liability could result whether or not the owner or operator knew of, or was responsible for, the presence of any hazardous materials.

Contaminants have been detected at some of our present facilities, principally in connection with historical operations. Investigations and/or clean-ups of these contaminants have been undertaken by us or by former owners of the sites. The costs of investigating and remediating environmental conditions at some of our facilities may be substantial. Although we believe we are entitled to contractual indemnification for a portion of these costs, if we do not receive expected indemnification payments, or if our remediation costs are higher than expected, our exposure to these costs would increase. This exposure could reduce our cash available for operations, consume valuable management time, and reduce our profits or impair our financial condition.

We anticipate additional investigations and clean-ups of onsite contamination under regulatory supervision or voluntarily at some of our sites. In addition, the imposition of more stringent clean-up requirements, the discovery of additional contaminants or the discovery of offsite contamination at or from one or more of our facilities could result in significant additional costs to us.

If we are unable to adequately protect our intellectual property, we could lose a significant competitive advantage.

Our success with our products depends, in part, on our ability to protect our unique technologies and products against competitive pressure and to defend our intellectual property rights. If we fail to adequately protect our intellectual property rights, competitors may manufacture and market products similar to ours.

Even though we have filed patent applications, we may not be granted patents for those applications. Moreover, even if we are granted a patent, that does not prove conclusively that the patent is valid and enforceable. Our existing or future patents that we receive or license may not provide competitive advantages for our products. Our competitors may invalidate, narrow or avoid the scope of any existing or future patents, trademarks, or other intellectual property rights that we receive or license. In addition, patent rights may not prevent our competitors from developing, using or selling products that are similar or functionally equivalent to our products. Patent rights are territorial; thus, the patent protection we do have will only extend to those countries in which we have issued patents. Even so, the laws of certain countries do not protect our intellectual property rights to the same extent as do the laws of the United States and various European countries. The loss of protection for our intellectual property could reduce the market value of our products, reduce product sales, and lower our profits or impair our financial condition.

We intend to enforce our intellectual property rights vigorously, and from time to time we may initiate claims against third parties that we believe are infringing our intellectual property rights if we are unable to resolve matters satisfactorily through negotiation or we may be required to participate in other administrative proceedings. Lawsuits brought to protect and enforce our intellectual property rights could be expensive, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Our failure to secure, protect and enforce our intellectual property rights could seriously harm our business.

Security interests or liens have been granted to financial institutions on some of our patents. If we fail to satisfy our obligations, the financial institutions have rights to those patents.

Due to the unique products that we produce and the particular industry in which we operate, the loss of our senior management could disrupt our business.

Our senior management is important to the success of our business. There is significant competition for executive personnel with unique experience in the separation and filtration membrane industry. As a result of this unique need and the competition for a limited pool of industry-based executive experience, we may not be able to retain our existing senior management. In addition, we may not be able to fill new positions or vacancies created by expansion or turnover or attract additional senior management personnel. All of our executive officers are free to pursue other business opportunities (other than our chief executive officer, who is bound by a non-compete provision of his employment agreement), including those that may compete with us. The loss of any member of our senior management without retaining a suitable replacement (either from inside or outside our existing management team) could disrupt our business.

We may pursue future acquisitions. If we incur contingent liabilities and expenses or additional debt in connection with future acquisitions or if we cannot effectively integrate newly acquired operations, our business could be disrupted.

We may enter into acquisitions in the future. Acquisitions involve risks that the businesses acquired will not perform in accordance with expectations and that business judgments concerning the value, strengths and weaknesses of businesses acquired will prove incorrect. Future acquisitions would likely result in the incurrence of debt and contingent liabilities. Such acquisitions could also increase our interest and amortization expenses as well as periodic impairment charges related to goodwill and other intangible assets. Acquisitions could also result in significant charges relating to integration costs. We may not be able to integrate successfully any business we acquire into our existing business. Any acquired businesses may not be profitable or as profitable as we had expected. The successful integration of new businesses depends on our ability to manage these new businesses and cut excess costs. The successful integration of future acquisitions may also require substantial attention from our senior management and the management of the acquired business. This could decrease the time that they have to service and attract customers and develop new products and services. In addition, because we may actively pursue a number of opportunities simultaneously, we may encounter unforeseen expenses, complications and delays. Such expenses and delays could include difficulties in employing sufficient staff and maintaining operational and management oversight. Our inability to complete the integration of new businesses in a timely and orderly manner could increase costs, reduce our profits and ultimately disrupt our business.

Our past restructuring activities can have an adverse impact on our financial condition.

On August 24, 2006, in response to a significant decline in demand for cellulosic hemodialysis membranes driven by a shift in industry demand toward synthetic membranes, we decided to exit the production of cellulosic membranes and realign the cost structure at our Wuppertal, Germany facility. We incurred $37.0 million in restructuring charges in 2006. We also engaged in restructuring activities and incurred restructuring charges of $8.7 million and $15.7 million in 2005 and 2004, respectively. Our cost reduction measures have previously included the closure of facilities, employee layoffs and the relocation of assets and operations. The timing, scope and costs of any past restructuring measures are subject to change. As a result, our past restructuring activities could disrupt our business and have an adverse impact on our financial condition.

We have recorded a significant amount of intangible assets, which may never generate the returns we expect.

As a result of our acquisitions, our net identifiable intangible assets at March 31, 2007 were approximately 14% of our total assets. Such assets include trademarks and trade names, license agreements and technology acquired in acquisitions. Goodwill, which relates to the excess of cost over the fair value of the net assets of the businesses acquired, was approximately 40% of our total assets at March 31, 2007. Both goodwill and identifiable intangible assets increased substantially as a result of the 2004 Transactions. Goodwill and identifiable intangible assets are recorded at fair value on the date of acquisition and, under FASB Statement No. 142, Goodwill and Other Intangible Assets, are reviewed at least annually for impairment. Impairment may result from, among other things, deterioration in the performance of the acquired business, adverse market conditions, and adverse changes in applicable laws or regulations. These changes include changes that restrict the activities of the acquired business and a variety of other circumstances. The amount of any impairment must be written off. We may never realize the full value of our intangible assets. Any future determination requiring the write-off of a significant portion of intangible assets would reduce our profits for the fiscal period in which the write-off occurs.

Our operations are vulnerable to interruption or loss due to natural disasters, epidemics, terrorist acts and other events beyond our control, which would adversely affect our business.

Our operations may be subject to significant interruption if any of our facilities is damaged or destroyed. For example, certain of our products are manufactured at a single facility location for which we do not maintain a backup manufacturing facility. A natural or other disaster, such as a fire or flood, could significantly disrupt our operations, delay or prevent product manufacture and shipment for the time required to repair, rebuild or replace our manufacturing facilities, which could be lengthy, and result in large expenses to repair or replace the facilities. In addition, concerns about terrorism or an outbreak of epidemic diseases such as avian influenza or severe acute respiratory syndrome, especially in our major markets of North America, Europe and Asia could have a negative effect on travel and our business operations, and result in adverse consequences on our sales and financial performance.

Risks related to this offering

Warburg Pincus controls us and is able to influence matters requiring stockholder approval and could discourage the purchase of our outstanding shares at a premium.

Affiliates and designees of Warburg Pincus Private Equity VIII, L.P. and Warburg Pincus International Partners, L.P. (collectively, "Warburg Pincus") control us. After the offering, Warburg Pincus will control over 50% of our outstanding common stock. See "Principal and selling stockholders." This concentration of ownership may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale or merger of our company and may negatively affect the market price of our common stock. These transactions might include proxy contests, tender offers, mergers or other purchases of common stock that could give you the opportunity to realize a premium over the then-prevailing market price for shares of our common stock.

Upon the completion of the offering, Warburg Pincus will continue to have the right under our stockholders agreement to designate a majority of the members of our board of directors. As a result of this share ownership and representation on the board of directors, our current stockholders, in particular Warburg Pincus, will be able to influence all affairs and actions of our company, including matters requiring stockholder approval such as the election of directors and approval of significant corporate transactions. The interests of our executive officers, directors and principal stockholders may differ from the interests of the other stockholders. For example, Warburg Pincus could oppose a third party offer to acquire us that you might consider attractive, and the third party may be unwilling to proceed unless Warburg Pincus supports the offer. In addition, if the board of directors supports a transaction requiring an amendment to our certificate of incorporation, Warburg Pincus is currently in a position to defeat any required stockholder approval of the proposed amendment. If the board of directors supports an acquisition of us by means of a merger or a similar transaction, the vote of Warburg Pincus alone is currently sufficient to approve the transaction under Delaware law. In each of these cases and in similar situations, you may disagree with Warburg Pincus as to whether the action opposed or supported by Warburg Pincus is in the best interest of our stockholders.

You will experience immediate and significant dilution in book value per share.

The initial public offering price of our common stock is substantially higher than what the net tangible book value per share of our outstanding common stock will be immediately after this offering. Net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of shares outstanding. If you purchase our common stock in this offering, you will incur an immediate dilution of approximately $30.23 in the net tangible book value per share of common stock.

We will also have a significant number of outstanding options to purchase our common stock with exercise prices significantly below the initial public offering price of the common stock. To the extent these options are exercised, you will experience further dilution. After giving effect to the stock split that occurred on June 25, 2007, there will be options to purchase 2,141,602 shares of our common stock outstanding, of which 445,289 shares became vested prior to this offering.

If a significant number of shares of our common stock is sold into the market following the offering, or if there is the perception that such sales may occur, the market price of our common stock could significantly decline, even if our business is doing well.

Sales of substantial amounts of our common stock in the public market after the completion of this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline and could materially impair our future ability to raise capital through offerings of our common stock. An aggregate of 40,306,928 shares of common stock will be outstanding after this offering. Of these, the 15,000,000 shares offered by this prospectus will be freely tradeable without restriction or further registration unless purchased by our "affiliates" as that term is defined under Rule 144 of the Securities Act of 1933, as amended (the "Securities Act").

Our directors, executive officers and stockholders who own greater than 5% of our outstanding shares of common stock will own approximately 62.8% of our outstanding common stock, or 25,306,928 shares, upon completion of this offering. On the day that is 181 days after the date of this prospectus, lockup agreements entered into by our directors, executive officers and certain existing stockholders will expire. Such directors, executive officers and stockholders will be able to sell these shares under Rule 144 of the Securities Act, subject to significant restrictions in the case of shares held by persons deemed to be our affiliates.

Selling stockholders have demand registration rights to cause us to file, at our expense, a registration statement under the Securities Act covering the resales of their shares any time after the date of the prospectus. These shares will represent approximately 62.8% of our outstanding common stock, or 25,306,928 shares, upon completion of this offering. These shares may also be sold under Rule 144 of the Securities Act, subject to significant restrictions in the case of shares held by persons deemed to be our affiliates.

In addition, after this offering, we also intend to register 3,893,565 shares of common stock for issuance under our stock option plans. After giving effect to the 147.422-for-one stock split which occurred on June 25, 2007, options to purchase 2,141,602 shares of common stock were issued and outstanding, of which 445,289 were vested.

If provisions in our corporate documents and Delaware law delay or prevent a change in control of our company, we may be unable to consummate a transaction that our stockholders consider favorable.

Provisions in our amended and restated certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition involving us that our stockholders may consider favorable. For example, our amended and restated certificate of incorporation authorizes our board of directors to issue up to 15,000,000 shares of "blank check" preferred stock. Without stockholder approval, the board of directors has the authority to attach special rights, including voting and dividend rights, to this preferred stock. With these rights, preferred stockholders could make it more difficult for a third party to acquire us. In addition, our amended and restated certificate of incorporation provides for a staggered board of directors, whereby directors serve for three year terms, with approximately a third of the directors coming up for reelection each year. Having a staggered board could make it more difficult for a third party to acquire us through a proxy contest. A change of control may impact employee benefit arrangements, which could make an acquisition more costly and could prevent it from going forward. For example, our 2006 Stock Option Plan and our 2007 Stock Incentive Plan allow for all or a portion of the options granted under the plan to vest upon a change of control. Applicable Delaware law may also discourage, delay or prevent someone from acquiring or merging with us. For example, Delaware law imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. See "Description of capital stock—Anti-takeover provisions of Delaware law." Finally, upon any change in control the lenders under the senior secured credit facilities would have the right to require us to repay all of our outstanding obligations under the facilities and we would be required to offer to repurchase our outstanding senior subordinated notes.

There is no existing market for our common stock and we do not know if one will develop to provide you with adequate liquidity.

Prior to this offering, our common stock has not been traded on a public market. Although we have been approved to list our common stock on the NYSE, we cannot assure you that a liquid trading market for the shares will develop. The liquidity of any market for the shares of our common stock will depend on a number of factors, including the number of stockholders of our common stock, our operating performance and financial condition and the market for similar securities. An illiquid market will limit our ability to resell shares of our common stock. The initial public offering price for the shares will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price paid by you in this offering.

Our stock price may be volatile, and your investment in our common stock could suffer a decline in value.

There has been significant volatility in the market price and trading volume of equity securities, which is unrelated to the financial performance of the companies issuing the securities. These broad market fluctuations may negatively affect the market price of our common stock. You may not be able to resell your shares at or above the initial public offering price due to fluctuations in the market price of our common stock caused by changes in our operating performance or prospects and other factors.

Some specific factors that may have a significant effect on our common stock market price include:

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actual or anticipated changes in our growth rates or our competitors' growth rates;

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the public's response to our press releases or other public announcements, including our filings with the SEC;

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actions of our historical equity investors, including sales of common stock by our directors and executive officers;

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actions by institutional investors trading in our common stock;

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any major change in our management team;

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U.S. and international economic, legal and regulatory factors unrelated to our performance;

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conditions in the financial markets in general of changes in general economic conditions;

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our inability to raise additional capital;

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conditions of our industry generally; and

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changes in stock market analyst recommendations regarding our common stock, other comparable companies or our industry generally.

Our quarterly operating results have fluctuated in the past and may continue to fluctuate in the future, which could cause our stock price to decline.

Our quarterly results of operations have fluctuated in the past and may continue to fluctuate as a result of a variety of factors, some of which may be outside of our control. If our quarterly results of operations fall below the expectations of securities analysts or investors, the price of our common stock could decline substantially. Fluctuations in our quarterly results of operations may be due to a number of factors, including:

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the timing and volume of sales and shipments of our products during a particular quarter;

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the timing and success of new product introductions by us or our competitors;

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seasonal variations in the demand for our products;

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seasonal variations in the production levels at our European facilities;

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the amount and timing of operating costs related to the maintenance and expansion of our business, operations and infrastructure;

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changes in our or our competitors' pricing policies or sales terms;

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our ability to maintain sufficient production volumes for our products;

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the timing of costs related to the development or acquisition of technologies or businesses;

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general economic, industry and market conditions and those conditions specific to the microporous membrane industry; and

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the purchasing and budgeting cycles of our customers.

Because our operating expenses are largely fixed in the short term, any significant shortfalls in sales in a given quarter may have a direct and material adverse effect on our operating results in that quarter. We believe that our quarterly sales and results of operations may vary significantly in the future and that period-to-period comparisons of our operating results may not be meaningful. You should not rely on the results of one quarter as an indication of future performance.

We will be exempt from certain corporate governance requirements since we will be considered a "controlled company" within the meaning of the NYSE rules and, as a result, you will not have the protections afforded by these corporate governance requirements.

Upon consummation of this offering, Warburg Pincus will control more than 50% of the voting power of our common stock. As a result, we will be considered to be a "controlled company" for the purposes of the NYSE listing requirements. Under the NYSE rules, a "controlled company" may elect not to comply with certain NYSE corporate government requirements, including (1) the requirement that a majority of our board of directors consist of independent directors, (2) the requirement that the nominating and corporate governance committee of our board of directors be composed entirely of independent directors and (3) the requirement that the compensation committee of our board of directors be composed entirely of independent directors. Given that Warburg Pincus controls a majority of the voting power of our common stock, we are permitted to opt out of compliance with these NYSE corporate governance requirements. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

Section 404 of the Sarbanes-Oxley Act requires us to document and test our internal control over financial reporting for fiscal year 2007 and beyond and will require an independent registered public accounting firm to report on our assessment as to the effectiveness of these controls for fiscal year 2008. Any delays or difficulty in satisfying these requirements could adversely affect our future results of operations and our stock price.

Section 404 of the Sarbanes-Oxley Act requires us to document and test the effectiveness of our internal control over financial reporting in accordance with an established internal control framework and to report on our conclusion as to the effectiveness of our internal controls for fiscal year 2007. It will also require an independent registered public accounting firm to test our internal control over financial reporting and report on the effectiveness of such controls for fiscal year 2008 and subsequent years. An independent registered public accounting firm will also be required to test, evaluate and report on the completeness of our assessment for fiscal year 2008. In addition, upon completion of this offering, we will be required under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to maintain disclosure controls and procedures and internal control over financial reporting. Moreover, it may cost us more than we expect to comply with these control- and procedure-related requirements.

We may in the future discover areas of our internal controls that need improvement. We cannot be certain that any remedial measures we take will ensure that we implement and maintain adequate internal controls over our financial processes and reporting in the future. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. If we are unable to conclude that we have effective internal control over financial reporting, or if our independent registered public accounting firm is unable to provide us with an unqualified opinion regarding the effectiveness of our internal control over financial reporting for fiscal year 2008 and in future periods as required by Section 404, investors could lose confidence in the reliability of our consolidated financial statements, which could result in a decrease in the value of our common stock. Failure to comply with Section 404 could potentially subject us to sanctions or investigations by the SEC, the National Association of Securities Dealers (the "NASD") or other regulatory authorities.

Forward-looking statements

This prospectus includes both historical and "forward-looking statements". All statements other than statements of historical facts included in this prospectus that address activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements, including, in particular, the statements about our plans, objectives, strategies and prospects regarding, among other things, our financial condition, results of operations and business. We have identified some of these forward-looking statements with words like "believe," "may," "will," "should," "expect," "intend," "plan," "predict," "anticipate," "estimate" or "continue" and other words and terms of similar meaning. These forward-looking statements may be contained under the captions entitled "Business," "Risk factors" and "Management's discussion and analysis of financial condition and results of operations," as well as in our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

These forward-looking statements are based on current expectations about future events affecting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Many factors mentioned in our discussion in this prospectus, including the risks outlined under "Risk factors," will be important in determining future results. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we do not know whether our expectations will prove correct. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties, including the following, among other things:

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the highly competitive nature of the markets in which we sell our products;

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the failure to continue to develop innovative products;

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the loss of our customers;

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the vertical integration by our customers of the production of our products into their own manufacturing process;

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increases in prices for raw materials or the loss of key supplier contracts;

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our substantial indebtedness;

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interest rate risk related to our variable rate indebtedness;

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our inability to generate cash;

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restrictions related to the senior secured credit facilities;

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employee slowdowns, strikes or similar actions;

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product liability claims exposure;

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risks in connection with our operations outside the United States;

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the incurrence of substantial costs to comply with, or as a result of violations of, or liabilities under, environmental laws;

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the failure to protect our intellectual property;

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the failure to replace lost senior management;

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the incurrence of additional debt, contingent liabilities and expenses in connection with future acquisitions;

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the adverse impact on our financial condition from past restructuring activities;

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the failure to effectively integrate newly acquired operations;

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the absence of expected returns from the amount of intangible assets we have recorded; and

•
natural disasters, epidemics, terrorist acts and other events beyond our control.

Because our actual results, performance or achievements could differ materially from those expressed in, or implied by, the forward-looking statements, we cannot give any assurance that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on our results of operations and financial condition. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. We do not undertake any obligation to update these forward-looking statements or the factors set forth in "Risk factors" to reflect new information, future events or otherwise, except as may be required under federal securities laws. The forward-looking statements contained in this prospectus are not eligible for the safe-harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act.

Use of proceeds

We estimate that the net proceeds from the sale of the 15,000,000 shares of common stock at an initial offering price of $19.00 per share will be approximately $265.4 million after deducting the underwriting discount and estimated offering expenses of $19.6 million.

We intend to use the net proceeds from this offering to purchase our 10 1/2% senior discount notes due 2012 in connection with the tender offer of the notes and to pay transaction expenses. The accreted value of the discount notes at March 31, 2007 was $257.3 million. We estimate that the premiums and other costs that will be paid in connection with the purchase will be approximately $31.1 million. We may purchase in the open market any notes not purchased in the tender offer. For a description of our senior discount notes, see "Description of indebtedness—Polypore International, Inc.'s 10 1/2% senior discount notes due 2012."

We will not receive any proceeds resulting from any exercise by the underwriters of the over-allotment option to purchase additional shares from the selling stockholders named in this prospectus.

Dividend policy

We currently intend to retain all future earnings for the operation and expansion of our business and, therefore, do not anticipate declaring or paying cash dividends on our common stock in the foreseeable future. The amounts available to us to pay cash dividends are restricted under our debt agreements. Any payment of cash dividends on our common stock will be at the discretion of our board of directors and will depend upon our results of operations, earnings, capital requirements, contractual restrictions and other factors deemed relevant by our board of directors. Our ability to pay dividends may be limited by future and existing debt agreements, in particular the indenture relating to Polypore, Inc.'s 8 3/4% senior subordinated notes due 2012, our senior secured credit facilities and our anticipated new senior secured credit facilities. See "Management's discussion and analysis of financial condition and results of operations—Liquidity and capital resources."

Capitalization

The following table sets forth our historical cash and cash equivalents and consolidated capitalization as of March 31, 2007 on an actual basis and as adjusted to reflect the sale of 15,000,000 shares of our common stock at an initial public offering price of $19.00 per share, with cash and the net proceeds of such sale applied to purchase our 10 1/2% senior discount notes due 2012. The as adjusted capitalization also reflects the proposed refinancing of Polypore, Inc.'s senior secured credit facilities. This table should be read in conjunction with the information contained in "Use of proceeds," "Selected historical consolidated financial data" and "Management's discussion and analysis of financial condition and results of operations" as well as our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

As of March 31, 2007 (in millions)	Actual	As adjusted

Cash and cash equivalents	$69.2	$39.0

Debt (including current maturities):
Polypore, Inc.'s senior secured credit facilities(1)	$368.8	$370.0
Polypore, Inc.'s 8 3/4% senior subordinated notes due 2012	425.0	425.0
Polypore International, Inc.'s 10 1/2% senior discount notes due 2012(2)	257.3	—
Other	0.2	0.2

Total debt	$1,051.3	$795.2
Shareholders' equity:
Common stock	0.2	0.4
Paid-in capital	125.1	390.3
Retained deficit	(49.9)	(77.8)
Accumulated other comprehensive loss	(0.2)	(0.2)

Total shareholders' equity	75.2	312.7

Total capitalization	$1,126.5	$1,107.9

(1)
We intend to refinance Polypore, Inc.'s senior secured credit facilities in conjunction with this offering. The offering is not contingent on the refinancing of the senior secured credit facilities. See "Description of indebtedness—Polypore, Inc.'s senior secured credit facilities." As of March 31, 2007, no amounts were outstanding under Polypore, Inc.'s revolving credit facility.

(2)
We intend to use cash and the net proceeds from this offering to purchase our 10 1/2% senior discount notes due 2012 in connection with the tender offer of the notes and to pay transaction expenses. The accreted value of the discount notes at March 31, 2007 was $257.3 million. We estimate that the premiums and other costs that will be paid in connection with the purchase will be approximately $31.1 million. We may purchase in the open market any notes not purchased in the tender offer. See "Use of proceeds."

The table above excludes:

•
2,141,602 shares of our common stock that we may issue upon the exercise of options that are outstanding as of the date of this offering at a weighted average exercise price of $5.23 per share;

•
1,751,963 shares of our common stock available for future issuance under our option plans assuming our 2007 Stock Incentive Plan is adopted in connection with this offering; and

•
2,250,000 shares of our common stock that may be purchased by the underwriters to cover over-allotments.

Dilution

Dilution is the amount by which the offering price paid by the purchasers of our common stock to be sold in this offering will exceed the net tangible book value per share of our common stock after this offering. Our net tangible book deficit, as of March 31, 2007, was $693.1 million, or $27.39 per share. Net tangible book deficit per share represents the amount of our total tangible assets (total assets less intangible assets) less total liabilities as of March 31, 2007, divided by the number of shares of our common stock that would have been held by our common stockholders of record immediately before this offering after giving effect to the 147.422-for-one stock split which occurred on June 25, 2007. After giving effect to the sale of the shares of common stock we propose to offer pursuant to this prospectus, the underwriting discount and estimated offering expenses, the use of cash and application of the net proceeds to purchase the 10 1/2% senior discount notes due 2012 and the refinancing of Polypore, Inc.'s senior secured credit facilities, our pro forma net tangible book deficit as of March 31, 2007 would have been $452.5 million, or $11.23 per share. This represents an immediate increase in net tangible book value of $16.16 per share to our existing stockholders and an immediate dilution of $30.23 per share to new investors. The dilution to investors in the offering is illustrated in the following table:

Assumed initial public offering price per share		$19.00
Net tangible book deficit per share before the offering	$(27.39)
Increase per share attributable to cash payments made by new investors	16.16

Net tangible book deficit per share after this offering		(11.23)

Dilution in net tangible book value per share to new investors		$(30.23)

The following table enumerates the number of shares of common stock issued after the 147.422-for-one stock split which occurred on June 25, 2007, the total consideration paid and the average price per share paid by our existing stockholders and by the new investors in this offering assuming the sale by us of 15,000,000 shares of our common stock at an initial offering price of $19.00 per share.

	Shares purchased		Total consideration
					Average price per share
	Number	Percentage	Amount	Percentage

Existing stockholders	25,306,928	59.6%	$124,630,000	29.6%	$4.92
Existing option holders	2,141,602	5.1	11,209,828	2.7	5.23
New investors	15,000,000	35.3	285,000,000	67.7	19.00

Total	42,448,530	100.0%	$420,839,828	100.0%	$9.91

The information presented in the immediately preceding table assumes the exercise of all stock options outstanding as of the closing of this offering, whether or not such options will not then be exercisable.

Selected historical consolidated financial data

The following table presents selected historical consolidated financial data of Polypore International for the three months ended March 31, 2007 and April 1, 2006 (Successor), years ended December 30, 2006 and December 31, 2005 (Successor), the period from May 2, 2004 through January 1, 2005 (Successor), the period from January 4, 2004 through May 1, 2004 (Predecessor), and each of the preceding two years ended January 3, 2004 (Predecessor). Statement of operations data for the three months ended March 31, 2007 and April 1, 2006 and the balance sheet data as of March 31, 2007 are derived from our unaudited consolidated financial statements. Statement of operations data for the years ended December 30, 2006 and December 31, 2005 (Successor), the period from May 2, 2004 through January 1, 2005 (Successor) and the period from January 4, 2004 through May 1, 2004 (Predecessor) are derived from our audited consolidated financial statements.

On May 13, 2004, Polypore, Inc. and its shareholders consummated a stock purchase agreement with PP Acquisition Corporation, our indirect, wholly owned subsidiary, pursuant to which PP Acquisition Corporation purchased all of the outstanding shares of Polypore, Inc.'s capital stock. At the time of the closing of the acquisition, PP Acquisition Corporation merged with and into Polypore, Inc. with Polypore, Inc. as the surviving corporation.

It is important that you read this information together with "Management's discussion and analysis of financial condition and results of operations," on page 32, and our consolidated financial statements and notes to those consolidated financial statements beginning on page F-1.

	Predecessor			Successor
							Three months ended
Statement of operations data (in millions, except share data):	Fiscal year 2002	Fiscal year 2003	Period from January 4, 2004 to May 1, 2004	Period from May 2, 2004 to January 1, 2005	Fiscal year 2005	Fiscal year 2006
							April 1, 2006	March 31, 2007

Net sales	$345.4	$441.1	$179.3	$311.1	$432.5	$479.7	$115.3	$129.8

Gross profit	102.0	155.4	69.1	85.2	150.2	164.9	40.3	48.3
Selling, general and administrative expenses	48.9	69.7	24.9	50.2	75.5	87.9	22.5	23.6
Business restructuring	—	—	—	13.9	8.7	37.0	0.8	0.1
Change in accounting principle related to post-employment benefits	—	—	—	—	—	(2.6)	(2.6)	—
In process research and development	—	—	—	5.3	—	—	—	—
Other	—	—	(1.5)	—	—	—	—	—

Operating income	53.1	85.7	45.7	15.8	66.0	42.6	19.6	24.6
Interest expense, net	20.9	21.5	6.0	42.1	82.0	92.3	22.1	23.6
Foreign currency and other	1.5	2.4	0.5	1.7	(4.4)	3.2	0.6	(0.1)
Unrealized (gain) loss on derivative instrument	2.5	(2.3)	(1.3)	—	—	—	—	—

Income (loss) before income taxes	28.2	64.1	40.5	(28.0)	(11.6)	(52.9)	(3.1)	1.1
Income taxes	11.4	18.8	13.7	(8.7)	(8.7)	(23.1)	(1.6)	(1.0)

Income (loss) before the cumulative effect of a change in accounting principle	16.8	45.3	26.8	(19.3)	(2.9)	(29.8)	(1.5)	2.1
Cumulative effect of change in accounting principle, net	—	—	—	—	—	0.2	0.2	—

Net income (loss)	16.8	45.3	26.8	(19.3)	(2.9)	(29.6)	1.3	2.1
Redeemable preferred stock dividends	(1.7)	(1.2)	(0.4)	—	—	—	—	—
Redemption premium on Class C preferred stock	(2.6)	—	—	—	—	—	—	—

Net income (loss) applicable to common stock	$12.5	$44.1	$26.4	$(19.3)	$(2.9)	$(29.6)	$(1.3)	$2.1

Cash dividends declared per common share	$—	$—	$—	$1.87	$—	$—	$—	$—

Net income (loss) per common share—basic(1)(2)	$84.19	$284.06	$170.29	$(0.76)	$(0.12)	$(1.17)	$(0.05)	$0.08
Net income (loss) per common share—diluted(1)(2)	$80.67	$284.06	$170.29	$(0.76)	$(0.12)	$(1.17)	$(0.05)	$0.08
Weighted average shares outstanding:
Basic(1)(2)	148,607	155,086	155,086	25,250,613	25,271,252	25,313,130	25,271,252	25,342,569
Diluted(1)(2)	155,086	155,086	155,086	25,250,613	25,271,252	25,313,130	25,271,252	25,471,616

(1)
For the predecessor periods, represents historical amounts of our predecessor and wholly owned subsidiary, Polypore, Inc., without giving effect to the stock split in connection with this offering.

(2)
For the successor periods, the weighted average shares outstanding have been adjusted to give effect for the stock split of 147.422-for-one on June 25, 2007.

	Predecessor		Successor
Balance sheet data (at end of period) (in millions):	Fiscal year 2002	Fiscal year 2003	Fiscal year 2004	Fiscal year 2005	Fiscal year 2006	March 31, 2007

Total assets	$633.1	$730.6	$1,490.8	$1,364.6	$1,389.9	$1,410.5
Total debt and capital lease obligations, including current portion	311.0	284.1	1,065.3	1,002.8	1,048.9	1,057.1
Redeemable preferred stock and cumulative dividends payable	15.0	16.2	—	—	—	—
Shareholders' equity	97.6	189.8	105.9	93.3	69.7	75.2

	Predecessor			Successor
							Three months ended
	Fiscal year 2002	Fiscal year 2003	Period from January 4, 2004 to May 1, 2004	Period from May 2, 2004 to January 1, 2005	Fiscal year 2005	Fiscal year 2006
Other financial data (in millions):							April 1, 2006	March 31, 2007

Depreciation and amortization	$30.8	$38.7	$15.2	$33.7	$54.1	$60.2	$14.6	$12.1
Capital expenditures	28.8	33.8	5.5	9.9	13.0	24.0	4.0	2.7
Net cash provided by (used in):
Operating activities	83.5	56.5	28.9	21.0	64.2	50.0	16.0	22.9
Investing activities	(141.4)	(33.8)	(3.6)	(877.2)	(13.0)	(23.9)	(4.0)	(7.8)
Financing activities	83.0	(28.3)	(7.4)	849.8	(52.8)	(3.0)	(0.3)	(1.6)

Management's discussion and analysis of financial condition and results of operations

The following discussion should be read in conjunction with our consolidated financial statements included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or included elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. Please see "Forward-looking statements" for more information. You should review "Risk factors" for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements.

Overview

We are a leading global high technology filtration company that develops, manufactures and markets specialized microporous membranes used in separation and filtration processes. In fiscal 2006, we generated total net sales of $479.7 million and a net loss of $29.6 million and, for the three months ended March 31, 2007, we generated total net sales of $129.8 million and net income of $2.1 million. We operate in two business segments: (i) the energy storage segment, which accounted for approximately 72% of our fiscal 2006 net sales; and (ii) the separations media segment, which accounted for approximately 28% of our fiscal 2006 net sales. We manufacture our products at facilities in North America, Europe and Asia. Net sales from foreign locations were approximately $298.2 million for fiscal 2006 and $81.2 million for the three months ended March 31, 2007.

In the energy storage segment, our membrane separators are a critical performance component in lithium batteries, which are used in consumer electronic applications, and lead-acid batteries, which are used in transportation and industrial applications. The energy storage segment has benefited from the overall increase in demand by consumers for mobile power which we believe will continue.

Lithium batteries are the power source in a wide variety of electronics applications ranging from laptop computers and mobile phones to power tools. In addition, many new applications. such as consumer power tools and electric bikes and developing applications such as HEVs incorporate large-format batteries that require much greater membrane separator volume per battery. As a result, we believe that membrane separator growth will exceed battery unit sales growth.

In the motor vehicle battery market, the high proportion of aftermarket sales and the steady growth of the worldwide fleet of motor vehicles provide us with a growing, recurring revenue base in lead-acid battery membrane separators. We believe we will also benefit from the worldwide conversion of alternative separator materials to the higher-performance polyethylene-based membrane separators such as those we produce. Growth is strongest in the Asia-Pacific region as a result of increasing per capita penetration of automobiles, growth in the industrial and manufacturing sectors, and a high rate of conversion to polyethylene-based membrane separators. We have positioned ourselves to benefit from this growth by expanding capacity at our Prachinburi, Thailand facility, acquiring a 60% stake in a production facility in Tianjin, China, and establishing an Asian Technical Center in Thailand.

Expansion of the Thailand facility occurred as part of larger restructuring activities. In 2005, we closed our Austrian lead-acid battery separator facility, downsized our German facility and transferred certain assets from these facilities to our facility in Thailand.

In the separations media segment, our filtration membranes and modules are used in healthcare and high-performance industrial and specialty filtration applications. Healthcare applications include hemodialysis, blood oxygenation, and plasmapheresis. Growth in demand for hemodialysis membranes is driven by the increasing worldwide population of ESRD patients. We estimate that conversion to single-use dialyzers and increasing treatment frequency will result in additional dialyzer market growth.

We produce a wide range of membranes and membrane-based elements for micro- and ultrafiltration and gasification/degasification of liquids. Micro- and ultra-filtration membrane element market growth is being driven by several factors, including end-market growth in applications such as water treatment and pharmaceutical processing, displacement of conventional filtration media by membrane filtration due to membranes' superior cost and performance attributes and increasing purity requirements in industrial and other applications.

In separations media, we engaged in certain restructuring activities in each of 2004 and 2006 in response to changing customer, industry and market demands. Our 2004 restructuring plan was enacted to manage costs and to respond to the decision of a customer to outsource its dialyzer production. We implemented a number of cost reduction measures in 2004 relating to the separations media segment, including employee layoffs and the relocation and consolidation of certain research and development operations. All activities and charges relating to this plan were completed as of December 30, 2006. In 2005 and 2006, we experienced a significant decline in demand for cellulosic hemodialysis membranes, primarily driven by a shift in industry demand toward higher performing synthetic membranes. In response, in 2006 we ceased production of cellulosic hemodialysis membranes and realigned the cost structure of our separations media segment at our Wuppertal, Germany facility. For more details regarding our restructuring activities, see "—Business restructuring."

On May 13, 2004, Polypore, Inc. and its shareholders consummated a stock purchase agreement with PP Acquisition Corporation, our indirect, wholly owned subsidiary, pursuant to which PP Acquisition Corporation purchased all of the outstanding shares of Polypore, Inc.'s capital stock. At the time of the closing of the acquisition, PP Acquisition Corporation merged with and into Polypore, Inc., with Polypore, Inc. as the surviving corporation.

As a holding company, we have regularly reported Adjusted EBITDA of Polypore, Inc., our wholly owned subsidiary, in our reports with the SEC because under Polypore, Inc.'s senior secured credit facilities, compliance with minimum interest coverage ratio and maximum leverage ratio covenants is determined based on a calculation of Adjusted EBITDA. This information is also used by our management to allocate resources, make strategic decisions and assess executive compensation. Polypore Inc.'s Adjusted EBITDA, for the twelve months ended March 31, 2007, was $144.2 million. See "—Liquidity and capital resources."

Recent Developments

On June 1, 2007, our Board of Directors approved a capital project for approximately $18.0 million to increase the production capacity of lithium battery separators at our Charlotte,

NC production facility. The expansion project is expected to begin in mid-2007 and should be completed in mid-2008.

Critical accounting policies

Critical accounting policies are those accounting policies that can have a significant impact on the presentation of our financial condition and results of operations, and that require the use of complex and subjective estimates based on past experience and management's judgment. Because of uncertainty inherent in such estimates, actual results may differ from these estimates. Below are those policies that we believe are critical to the understanding of our operating results and financial condition. Management has discussed the development and selection of these critical accounting policies with the Audit Committee of our board of directors. For additional accounting policies, see Note 2 of the consolidated financial statements included elsewhere in this prospectus.

Allowance for doubtful accounts

Accounts receivable are primarily composed of amounts owed to us through our operating activities and are presented net of an allowance for doubtful accounts. We establish an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information. We charge accounts receivables off against our allowance for doubtful accounts when we deem them to be uncollectible on a specific identification basis. The determination of the amount of the allowance for doubtful accounts is subject to judgment and estimated by management. If circumstances or economic conditions deteriorate, we may need to increase the allowance for doubtful accounts.

Impairment of intangibles and goodwill

Identified intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In accordance with FASB Statement No. 142, Goodwill and Other Intangible Assets, goodwill and indefinite-lived intangible assets are not amortized, but are subject to an annual impairment test based primarily on a discounted cash flow analysis. A discounted cash flow analysis requires various judgmental assumptions including assumptions about future cash flows and discount rates. The assumptions about future cash flows are based on our financial and strategic plans and industry conditions. The discount rate assumptions used in the fair value estimates are based on an assessment of the risk inherent in the future cash flows of the respective reporting units. The determination of whether or not goodwill has become impaired involves judgment in the assumptions underlying the approach used to determine the value of our reporting segment. Changes in our strategy or market conditions could impact these judgments and require adjustments to recorded amounts of intangible assets. A 1% decrease in the estimated free cash flow assumptions would have resulted in a reduction in fair values of approximately $10.0 million for our energy storage segment and $4.0 million for our separations media segment. A 1% increase in the discount rate would have resulted in a reduction in fair values of $104.3 million for our energy storage segment and $45.2 million for our separations media segment. None of these changes would have resulted in an impairment charge to goodwill or intangible assets.

Pension and other postretirement benefits

Certain assumptions are used in the calculation of the actuarial valuation of our defined benefit pension plans and other postretirement benefits. Two critical assumptions, discount rate and expected return on assets, are important elements of plan expense and/or liability measurement and differences between actual results and these two actuarial assumptions can materially affect our projected benefit obligation or the valuation of our plan assets. Other assumptions involve demographic factors such as retirement, expected increases in compensation, mortality and turnover. The discount rate enables us to state expected future cash flows at a present value on the measurement date. The discount rate assumptions are based on the market rate for high quality fixed income investments, and are thus subject to change each year. At December 30, 2006, a 1% decrease in the discount rate would increase our projected benefit obligations and the unfunded status of our pension plans by approximately $15.2 million. The expected rates of return on our pension plans' assets are based on the asset allocation of each plan and the long-term projected return of those assets. At December 30, 2006, if the expected long-term rate of return on pension plan assets were reduced by 1%, the unfunded status of our pension plans would increase by approximately $0.2 million.

Environmental matters

In connection with the 2004 Transactions, we identified and accrued for potential environmental contamination at our manufacturing facility in Potenza, Italy. In connection with the acquisition of Membrana GmbH ("Membrana") in 2002, we recorded a reserve for environmental obligations for costs to remediate known environmental issues and operational upgrades as a matter of good manufacturing practices or in order to remain in compliance with local regulations.

We accrue for environmental obligations when such expenditures are probable and reasonably estimable. The amount of liability recorded is based on currently available information, including the progress of remedial investigations, current status of discussions with regulatory authorities regarding the method and extent of remediation, presently enacted laws and existing technology. Accruals for estimated losses from environmental obligations are adjusted as further information develops or circumstances change. If actual results are less favorable than those projected by management, we may be required to recognize additional expense and liabilities.

We have indemnification agreements for certain environmental matters from Acordis A.G. ("Acordis") and Akzo Nobel ("Akzo"), the prior owners of Membrana. Recoveries of environmental costs from other parties are recognized as assets when their receipt is deemed probable. We have recorded a receivable with regard to the Akzo indemnification agreement. If indemnification claims cannot be enforced against Acordis and Akzo, we may be required to reduce the amount of indemnification receivables recorded.

Results of operations

The following table sets forth, for the periods indicated, certain of our historical and pro forma operating data in amount and as a percentage of net sales (in millions):

				Three months ended
	Fiscal year
				April 1, 2006	March 31, 2007
(in millions)	2004(1)	2005	2006

Net sales	$490.4	$432.5	$479.7	$115.3	$129.8

Gross profit	176.8	150.2	164.9	40.3	48.3
Selling, general and administrative expenses	80.2	75.5	87.9	22.5	23.6
Business restructuring	13.9	8.7	37.0	0.8	0.1
Change in accounting principle related to postemployment benefits	—	—	(2.6)	(2.6)	—
Other	(1.5)	—	—	—	—

Operating income	84.2	66.0	42.6	19.6	24.6
Interest expense, net	60.9	82.0	92.3	22.1	23.6
Foreign currency and other	2.1	(4.4)	3.2	0.6	(0.1)

Income (loss) before income taxes and the cumulative effect of a change in accounting principle	21.2	(11.6)	(52.9)	(3.1)	1.1
Income taxes	8.0	(8.7)	(23.1)	(1.6)	(1.0)
Cumulative effect of a change in accounting principle, net of income taxes	—	—	0.2	0.2	—

Net income (loss)	$13.2	$(2.9)	$(29.6)	$(1.3)	$2.1

				Three months ended
	Fiscal year
				April 1, 2006	March 31, 2007
(percent of sales)	2004(1)	2005	2006

Net sales	100.0%	100.0%	100.0%	100.0%	100.0%

Gross profit	36.1	34.7	34.4	35.0	37.2
Selling, general and administrative expenses	16.4	17.5	18.3	19.5	18.2
Business restructuring	2.8	2.0	7.7	0.7	—
Change in accounting principle related to postemployment benefits	—	—	(0.5)	(2.3)	—
Other	(0.3)	—	—		—

Operating income	17.2	15.2	8.9	17.1	19.0
Interest expense, net	12.4	19.0	19.2	19.2	18.2
Foreign currency and other	0.4	(1.0)	0.7	0.6	(0.1)

Income (loss) before income taxes and the cumulative effect of a change in accounting principle	4.4	(2.8)	(11.0)	(2.7)	0.9
Income taxes	1.6	(2.0)	(4.8)	(1.4)	(0.8)
Cumulative effect of a change in accounting principle, net of income taxes	—	—	0.0	0.3	—

Net income (loss)	2.8%	(0.8)%	(6.2)%	(1.0)%	1.7%

(1)
Unaudited pro forma financial information as if the 2004 Transactions had occurred on January 4, 2004, the first day of the fiscal year ending January 1, 2005.

The information presented above for the pro forma fiscal year 2004 has been derived by combining the statement of operations for the period from January 4, 2004 through May 1, 2004 with the period from May 2, 2004 through January 1, 2005 and applying the pro forma adjustments for the 2004 Transactions. The pro forma results of operations for the fiscal year

2004 include adjustments for depreciation, amortization and interest expense associated with the 2004 Transactions and the related income tax effects of such adjustments. The pro forma results exclude non-recurring costs of $5.3 million for the write-off of in-process research and development costs and $19.0 million for the sale of inventory that was written up in purchase accounting for the 2004 Transactions.

Three months ended March 31, 2007 compared with the three months ended April 1, 2006

Net sales.    Net sales for the three months ended March 31, 2007 were $129.8 million, an increase of $14.5 million, or 12.6%, from the three months ended April 1, 2006. Energy storage sales for the three months ended March 31, 2007 were $93.9 million, an increase of $10.7 million, or 12.9%. The increase in energy storage sales was primarily due to higher lead-acid and lithium battery separator sales volume, higher average sales prices for lead-acid battery separators and the positive impact of dollar/euro exchange rate fluctuations of $2.5 million. Lead-acid separator volume growth of 6.6% was driven by the increasing size of the automotive market, particularly in Asia, and the trend of conversion from alternative separator materials to superior performing polyethylene-based separators. In addition, average sales prices increased due to global price increases implemented in the three months ended December 30, 2006 to offset higher raw material and energy costs. The increase in sales volumes of 15.3% for lithium battery separators was driven by strong demand for consumer electronic products and expanding applications for lithium batteries.

Separations media sales for the three months ended March 31, 2007 were $35.9 million, an increase of $3.8 million, or 11.8% from the same period in the prior year. The increase in separations media sales was due to higher sales of industrial and specialty filtration products and the positive impact of dollar/euro exchange rate fluctuations of $2.2 million. The 29.8% growth in sales of industrial and specialty filtration products was due to continued growth in demand for high performance filtration applications. In total, hemodialysis sales for the three months ended March 31, 2007 were comparable to the three months ended April 1, 2006. Synthetic membrane sales volumes increased due to continued market growth for synthetic membranes. The increase in synthetic membrane sales was offset by the decline in cellulosic membrane sales. During 2006, we produced sufficient quantities of cellulosic membranes to meet our customers' needs and ceased production of cellulosic membranes. We expect to sell the majority of our remaining quantities of cellulosic membranes during 2007.

Gross Profit.    Gross profit as a percent of net sales was 37.2% for the three months ended March 31, 2007, as compared to 35.0% in the same period of the prior year. Energy storage gross profit as a percent of net sales increased to 39.4% for the three months ended March 31, 2007 from 36.8% in the same period of the prior year due to lower production costs per unit as increased production volumes resulted in fixed costs being applied to higher production volumes. Raw material and energy cost increases were largely offset by internal cost saving actions and the global price increase for lead-acid battery separators.

Separations media gross profit as a percent of net sales increased to 31.5% for the three months ended March 31, 2007 which was consistent with 30.2% for the same period in the prior year.

Selling, general and administrative expenses.    Selling, general and administrative expenses as a percent of net sales was 18.2% for the three months ended March 31, 2007, which was consistent with 19.5% for the same period in the prior year.

Interest expense.    The $1.5 million increase in interest expense was primarily due to the increase in the interest rates on our variable rate debt driven by increases in the underlying base rates over the past year.

Income taxes.    The income tax provision for the interim periods presented is computed at the effective rate expected to be applicable in each respective full year using the statutory rates on a country-by-country basis. The effective tax rate was (96.5)% for the three months ended March 31, 2007, as compared to 50.7% for the same period in the prior year. Our effective tax rates fluctuate due to a variety of factors, including state income taxes, the mix of income between U.S. and foreign jurisdictions taxed at varying rates, certain export sales that are excluded from taxable income, various changes in estimates of permanent differences and valuation allowances, and the relative size of our consolidated income or loss before income taxes. The effect of each of these items on our effective tax rate is quantified in the table below:

	Three months ended
	April 1, 2006	March 31, 2007

U.S. Federal statutory rate	35.0%	35.0%
State income taxes	9.5	(43.0)
Mix of income in taxing jurisdictions	21.7	(193.4)
Export sales excluded from taxable income	5.6	—
Other permanent differences and valuation allowances	(21.1)	104.9

Total effective tax rate	50.7%	(96.5)%

The primary factor impacting our effective tax rate is the mix of earnings between the various tax jurisdictions in which we do business. Each tax jurisdiction has its own set of tax laws and tax rates. The income earned by our subsidiaries in each jurisdiction is taxed independently by these various jurisdictions. Currently, the applicable statutory tax rates in the jurisdictions that we operate range from 0% to 39%. Therefore, the amount of income tax expense or benefit in each jurisdiction as compared to our consolidated income (loss) before income taxes has a significant impact on our annual effective tax rate.

Another factor impacting our effective tax rate is the size of our permanent differences and income or loss taxed in foreign jurisdictions compared to the size of our consolidated net income (loss) before income taxes. Net income (loss) before income taxes is the denominator in the calculation of our effective rate. Because of the relatively low level of net income (loss) before income taxes, small changes in the amount of permanent differences and mix of income can have a significant impact on our effective tax rate. Further, even with consistent amounts of permanent differences and mix of earnings in each year, the size of our net income (loss) will significantly impact our effective tax rate due to the nature of the calculation itself.

In the three months ended March 31, 2007, we incurred taxable losses in higher tax rate jurisdictions and taxable income in the lower tax rate jurisdictions. The mix of taxable income and losses between tax jurisdictions combined with the relatively low level of consolidated income before taxes resulted in recognizing an income tax benefit on a consolidated basis for the three months ended March 31, 2007.

Fiscal 2006 compared with fiscal 2005

Net sales.    Net sales for fiscal 2006 were $479.7 million, an increase of $47.2 million, or 10.9%, from fiscal 2005. Energy storage net sales for fiscal 2006 were $343.0 million, an increase of $33.6 million, or 10.9%, from fiscal 2005. The increase in energy storage sales was primarily due to higher lead acid and lithium battery separator sales volume, higher average sales prices for lead acid battery separators and the positive impact of dollar/euro exchange rate fluctuations of $0.8 million. Lead-acid separator volume growth of 6.7% was driven by the increasing size of the automotive market, particularly in Asia, and the trend of conversion from alternative separator materials to superior performing polyethylene-based separators. Average selling prices for lead acid battery separators increased 1.6%. This increase was the result of a combination of the global price increase implemented in the fourth quarter of 2005 to offset higher raw material and energy costs, offset by the impact of a change in product mix. The increase in sales volume of 30.5% for lithium battery separators was driven by strong demand for consumer electronic products and expanding applications for lithium ion batteries.

Separations media net sales for fiscal 2006 were $136.7 million, an increase of $13.6 million, or 11.0%, from fiscal 2005 due to higher sales of industrial and specialty filtration products and hemodialysis membranes. The 34.6% growth in sales of industrial and specialty filtration products was due to continued growth in demand for high performance filtration applications. The 4.8% increase in hemodialysis membrane sales was due to a 17.1% increase in sales volumes of synthetic membranes, partially offset by a 10.5% decline in average selling prices. The growth in synthetic membrane sales was due to a significant industry shift in demand from cellulosic to synthetic membranes. The decline in average selling prices was due to a higher portion of sales being made to our larger customers who receive lower average selling prices. In response to the decline in demand for cellulosic membranes, we obtained firm sales commitments from our customers for their future cellulosic membrane needs. During 2006, we produced sufficient quantities of cellulosic membranes to meet our customer needs and ceased production of cellulosic membranes. Remaining sales of cellulosic membranes are expected to be approximately $16.0 million over the next two years, with the majority of these sales occurring in 2007.

Gross profit.    Gross profit for fiscal 2006 was $164.9 million, an increase of $14.7 million, or 9.8%, from fiscal 2005. Gross profit as a percent of sales decreased to 34.4% in fiscal 2006 from 34.7% in the prior year. For the energy storage segment, gross profit for fiscal 2006 was $132.5 million, an increase of $17.4 million, or 15.1%, from fiscal 2005. Energy storage gross profit as a percent of sales increased to 38.6% in fiscal 2006 from 37.2% in fiscal 2005 due to lower production costs per unit as increased production volumes resulted in fixed costs being applied to higher production volumes. Raw material and energy cost increases were largely offset by internal cost-saving actions and the global price increase for lead-acid battery separators.

For the separations media segment, gross profit for fiscal 2006 was $32.4 million, a decrease of $2.7 million, or 7.7%, from fiscal 2005. Gross profit in the separations media segment as a percent of sales decreased to 23.7% in fiscal 2006 from 28.5% in fiscal 2005 due to production inefficiencies associated with the exit of cellulosic production, lower average selling prices of hemodialysis membranes and higher energy costs.

Selling, general and administrative expenses.    Selling, general and administrative expenses were $87.9 million, or 18.3% of net sales, in fiscal 2006 as compared to $75.5 million, or 17.5%

of net sales, in 2005. The increase is due primarily to the accrual of annual performance-based incentive bonuses. Incentive bonuses, which are available to all employees of the Company, were $9.2 million in fiscal 2006 versus $0.6 million in fiscal 2005. The remaining increase related to personnel costs such as annual salary increases and the change in accounting for early retirement programs as required by the adoption of EITF 05-5, Accounting for Early Retirement or Postemployment Programs with Specific Features (Such As Terms Specified in Altersteilzeit Early Retirement Arrangements).

Interest expense, net.    Interest expense, net was $92.3 million for fiscal 2006, an increase of $10.3 million from fiscal 2005. The increase in interest expense was attributable to higher interest rates on our variable rate term loans, partially offset by the impact of lower debt balances due to $45.0 million in prepayments on our term loans during 2005. The increase in interest rates on our variable rate debt was driven by increases in the underlying base rates and an increase in our interest rate margin percentage by 75 basis points in connection with the amendment to the credit agreement relating to Polypore, Inc.'s senior secured credit facility in December 2005.

Income taxes, net.    Income taxes as a percentage of income before income taxes for fiscal 2006 were 43.7% as compared to 74.6% for fiscal 2005. The income tax expense recorded in the financial statements fluctuates between years due to a variety of factors, including state income taxes, the mix of income between U.S. and foreign jurisdictions taxed at varying rates, certain export sales that are excluded from taxable income, various changes in permanent differences and valuation allowances, and the relative size of our consolidated income or loss before income taxes. The effect of each of these items on our effective tax rate is quantified in the table below:

	Fiscal year 2005	Fiscal year 2006
U.S. Federal statutory rate	35.0%	35.0%
State income taxes	13.5	2.9
Mix of income in taxing jurisdictions	40.2	10.9
Export sales excluded from taxable income	11.3	2.6
Other permanent differences and valuation allowances	(25.4)	(7.7)

Total effective tax rate	74.6%	43.7%

The primary factor impacting our effective tax rate is the mix of earnings between the various tax jurisdictions in which we do business. Each tax jurisdiction has its own set of tax laws and tax rates. The income earned by our subsidiaries in each jurisdiction is taxed independently by these various jurisdictions. Currently, the applicable statutory tax rates in the jurisdictions that we operate range from 0% to 39%. Therefore, the amount of income tax expense or benefit in each jurisdiction as compared to our consolidated income (loss) before income taxes has a significant impact on our annual effective tax rate.

Another factor impacting our effective tax rate is the size of our permanent differences and income or loss taxed in foreign jurisdictions compared to the size of our consolidated net income (loss) before income taxes. Net income (loss) before income taxes is the denominator in the calculation of our effective rate. Because of the relatively low level of net income (loss) before income taxes, small changes in the amount of permanent differences and mix of income can have a significant impact on our effective tax rate. Further, even with consistent amounts of permanent differences and mix of earnings in each year, the size of our net income (loss) will significantly impact our effective tax rate due to the nature of the calculation itself.

Fiscal 2005 compared with pro forma fiscal 2004

Net sales.    Net sales for fiscal 2005 were $432.5 million, a decrease of $57.9 million, or 11.8%, from pro forma fiscal 2004. For the energy storage segment, net sales for fiscal 2005 were $309.4 million, a decrease of $23.5 million, or 7.1%, from pro forma fiscal 2004. Lithium battery separator sales for fiscal 2005 decreased from pro forma 2004 due to lower sales volume and average sales prices. The decline in lithium battery separator volumes was due to unusually strong demand in China that occurred during the first half of 2004. In the second half of 2004 and early 2005, demand in China slowed down and we experienced a decline in ordering patterns. We saw an improvement in lithium battery market conditions, especially in China, beginning late in the first quarter of 2005. We also experienced a decline in lithium separator sales volumes for military applications as the need for armed forces troop mobility declined from 2004. Average sales prices declined in 2005 due to increased capacity in the lithium battery separator market and a higher portion of sales to our larger customers, who receive lower average prices. Lead-acid battery separator sales increased slightly from the prior year. The increase was due to a 3.4% increase in sales volume and favorable foreign currency movements, offset somewhat by a 2% decrease in the average selling price of lead-acid batteries due to normal fluctuations in customer and product mix. The positive impact of the dollar/euro exchange rate contributed $1.6 million to the increase in sales. During the fourth quarter of 2005, the Company implemented a global price increase to offset continuing raw material and energy cost increases.

For the separations media segment, net sales for fiscal 2005 were $123.1 million, a decrease of $34.4 million, or 21.8%, from pro forma fiscal 2004. The decrease in separations media sales was due to the loss of a hemodialysis customer during the third quarter of 2004 and a decline in cellulosic membrane demand. Synthetic membrane sales increased slightly from the prior year, as higher sales volumes were offset by lower average selling prices. Sales volumes of synthetic membranes increased 21% as we expanded our customer base and product offerings. The decline in average sales prices was due to a higher portion of sales to our larger customers, who receive lower average prices. Separations media net sales include $1.3 million from the positive impact of the dollar/euro exchange rate.

Gross profit.    Gross profit for fiscal 2005 was $150.2 million, a decrease of $26.6 million, or 15.0%, from pro forma fiscal 2004. Gross profit as a percent of sales decreased to 34.7% in fiscal 2005 from 36.1% in the prior year. For the energy storage segment, gross profit for fiscal 2005 was $115.1 million, a decrease of $11.4 million, or 9.0%, from pro forma fiscal 2004. Gross profit in the energy storage segment as a percent of sales decreased to 37.2% in fiscal 2005 from 38.0% in pro forma fiscal 2004. The decrease was the result of lower production volumes of lithium separators, a change in product mix and higher depreciation expense. The decrease in production volumes for lithium battery separators resulted in higher production costs per unit as fixed costs were applied to lower production volumes. Raw material and energy cost increases were largely offset by internal cost-saving actions.

For the separations media segment, gross profit for fiscal 2005 was $35.1 million, a decrease of $15.2 million, or 30.2%, from pro forma fiscal 2004. Gross profit in the separations media segment as a percent of sales decreased to 28.5% in fiscal 2005 from 31.9% in pro forma fiscal 2004. The decline was due to the decrease in production volumes, resulting in higher production costs per unit as fixed costs were applied to lower production volumes.

Selling, general and administrative expenses.    Selling, general and administrative expenses were $75.5 million, or 17.5% of net sales, in fiscal 2005 as compared to $80.2 million, or 16.4% of net sales, in pro forma fiscal 2004. The $4.7 million decrease was due to a reduction in the accrual for annual performance-based incentive bonuses of $6.7 million, offset somewhat by the impact of higher dollar/euro exchange rates ($0.5 million), annual salary increases and other expenses.

Interest expense, net.    Interest expense, net was $82.0 million for fiscal 2005, an increase of $21.1 million from pro forma fiscal 2004. The increase in interest expense was attributable to the issuance of the 10 1/2% senior discount notes in October 2004 and the higher interest rates on our variable rate term loans, offset somewhat by the impact of lower debt balances due to the $45.0 million in prepayments on our term loans during 2005. On December 19, 2005, interest rates on our variable rate term loans were increased in connection with an amendment to the credit agreement relating to Polypore, Inc.'s senior secured credit facility.

Income taxes, net.    Income taxes as a percentage of income before income taxes for fiscal 2005 were 74.6%, as compared to the statutory rate of 38.0% for pro forma fiscal 2004. The income tax expense recorded in the financial statements differs from the federal statutory income tax rate due to a variety of factors, including state income taxes, the mix of income between U.S. and foreign jurisdictions taxed at varying rates, certain export sales which are excluded from taxable income and various changes in estimates of permanent differences and valuation allowances. The effect of each of these items on our 2005 effective tax rate is quantified in the table below:

Fiscal year 2005
U.S. Federal statutory rate	35.0%
State income taxes	13.5
Mix of income in taxing jurisdictions	40.2
Export sales excluded from taxable income	11.3
Other permanent differences and valuation allowances	(25.4)

Total effective tax rate	74.6%

Business restructuring

Our results have included business restructuring charges that significantly affected operating results. All restructuring charges, except for the asset impairments, will result in cash outflows that will be funded by cash from operations.

The pre-tax components of restructuring activity in the three months ended March 31, 2007 were as follows:

(in millions)	Balance at December 30, 2006	Restructuring charges	Cash payments	Foreign currency translation	Balance at March 31, 2007

2006 Restructuring Plan:
Severance and benefit costs	$11.5	$—	$(2.7)	$0.1	$8.9
Other	5.7	—	(1.7)	—	4.0

	17.2	—	(4.4)	0.1	12.9
2005 Restructuring Plan:
Severance and benefit costs	0.9	0.1	(0.2)	—	0.8
2004 Restructuring Plan:
Severance and benefit costs	1.2	—	(0.4)	—	0.8

Total	$19.3	$0.1	$(5.0)	$0.1	$14.5

The pre-tax components of restructuring activity in 2006 were as follows:

(in millions)	Balance at December 31, 2005	Restructuring charges	Non-cash charges	Cash payments	Foreign currency translation	Balance at December 30, 2006

2006 Restructuring Plan:
Severance and benefit costs	$—	$11.4	$—	$(0.3)	$0.4	$11.5
Asset impairments	—	17.5	(17.5)	—	—	—
Other	—	5.6	—	(0.1)	0.2	5.7

	—	34.5	(17.5)	(0.4)	0.6	17.2
2005 Restructuring Plan:
Severance and benefit costs	1.5	0.6	—	(1.4)	0.2	0.9
Other	—	1.3	—	(1.3)	—	—

	1.5	1.9	—	(2.7)	0.2	0.9
2004 Restructuring Plan:
Severance and benefit costs	4.1	—	—	(3.1)	0.2	1.2
Other	0.3	0.6	—	(0.9)	—	—

	4.4	0.6	—	(4.0)	0.2	1.2

Total	$5.9	$37.0	$(17.5)	$(7.1)	$1.0	$19.3

The pre-tax components of restructuring activity in 2005 were as follows:

(in millions)	Balance at January 1, 2005	Restructuring charges	Non-cash charges	Cash payments	Foreign currency translation	Balance at December 31, 2005

2005 Restructuring Plan:
Severance and benefit costs	$—	$4.9	$—	$(3.2)	$(0.2)	$1.5
Asset disposals and impairments	—	1.3	(1.3)	—	—	—
Other	—	0.7	—	(0.7)	—	—

	—	6.9	(1.3)	(3.9)	(0.2)	1.5
2004 Restructuring Plan:
Severance and benefit costs	14.9	(0.1)	—	(9.7)	(1.0)	4.1
Raw materials	1.3	(0.2)	—	(0.9)	(0.2)	—
Other	—	2.1	—	(1.8)	—	0.3

	16.2	1.8	—	(12.4)	(1.2)	4.4

Total	$16.2	$8.7	$(1.3)	$(16.3)	$(1.4)	$5.9

We expect to make payments against the restructuring reserve of approximately $17.2 million in 2007, with the remaining payments expected to be made in 2008 and 2009.

2006 restructuring plan.    In response to a significant decline in demand for cellulosic hemodialysis membranes driven by a shift in industry demand toward synthetic membranes, we decided to exit the production of cellulosic membranes and realign the cost structure of our separations media segment at our Wuppertal, Germany facility. On August 24, 2006, we announced a layoff of 150 employees. Production of cellulosic hemodialysis membranes ceased on December 27, 2006 and the majority of the employees were laid off effective January 1, 2007. The total cost of the plan is expected to be approximately $17.0 million, consisting of $11.4 million for the employee layoffs and $5.6 million for other costs related to the shutdown of portions of the Wuppertal facility that will no longer be used. The other costs included in the restructuring plan are related to local regulations surrounding complete or partial shutdowns of a facility. We expect to complete these activities by the end of the second quarter of 2008. The timing, scope and costs of these restructuring measures are subject to change as we proceed with our restructuring plans and further evaluate our business needs and costs. The restructuring charge also included a non-cash impairment charge of $17.5 million for buildings and equipment used in the production of cellulosic hemodialysis membranes. No goodwill or intangible assets were assigned to the cellulosics business in the allocation of purchase price for the 2004 Transactions. Remaining sales of cellulosic membranes are expected to be approximately $16.0 million over the next two years, with the majority of these sales occurring in 2007.

2005 restructuring plan.    In order to better accommodate customer growth and related demand for both lead-acid and lithium battery separators in the greater Asian market, we transferred certain assets of our energy storage segment from Europe and the United States to our facilities in Thailand and China. The capacity realignment plan included the closure of our facility in Feistritz, Austria, the downsizing of our Norderstedt, Germany facility and the relocation of certain assets from these two plants to our facilities in Prachinburi, Thailand. During 2006, we completed installation and started production with the assets relocated to Thailand. Additionally, finishing equipment from our facility in Charlotte, North Carolina was relocated to our facility in Shanghai, China. The total cost of the realignment plan has been recognized and is expected to be approximately $8.8 million. In addition to the benefit of realigning capacity with market growth, we expect to realize the full impact of costs savings in 2007. The timing and scope of these restructuring measures are subject to change as we further evaluate our business needs and costs.

As part of this realignment plan, we announced on June 16, 2005 layoffs of 110 employees at our Feistritz, Austria, Norderstedt, Germany and Charlotte, North Carolina facilities. The total cost of the employee layoffs and ATZ early retirement program has been recognized and is expected to be approximately $5.5 million.

We recorded a non-cash impairment charge of $1.3 million in 2005 for property, plant and equipment located at the Feistritz, Austria facility that will not be relocated to Prachinburi, Thailand.

We also incurred approximately $2.0 million of disassembly, moving and legal expenses.

2004 restructuring plan.    In an effort to manage costs and in response to the decision of a customer to outsource its dialyzer production, we implemented a number of cost reduction measures in 2004 relating to the separations media segment, including employee layoffs, the relocation of certain research and development operations conducted in a leased facility in Europe to facilities where the related manufacturing operations are conducted, and other cost reductions.

On September 3, 2004, we announced a layoff of approximately 200 employees at our Wuppertal, Germany facility. We recorded a charge for severance and benefit costs related to the employee layoffs of $13.9 million during the period ended January 1, 2005. In connection with a customer's outsourcing of its dialyzer production, we also recorded a charge for raw materials, a portion of which we were obligated to purchase under an existing purchase commitment, of $1.8 million in cost of goods sold during the period ended January 1, 2005. Finally, we incurred expenses of approximately $2.7 million in connection with the relocation of our research and development operations. All activities and charges relating to the 2004 restructuring plan have been completed as of December 30, 2006.

Stock compensation

In May 2004, we were acquired by Warburg Pincus for approximately $1.1 billion in an all cash, arm's length transaction (the "2004 Acquisition"). The 2004 Acquisition occurred as the result of a competitive bidding process in which multiple potential buyers were involved. Warburg Pincus based its valuation on adjusted last twelve months EBITDA ("LTM EBITDA"), which is a common valuation metric for acquisitions of companies similar to Polypore International. At the date of the 2004 Acquisition, management purchased common stock and the board of directors issued options to management at the same valuation as Warburg Pincus' common equity cost basis.

On June 15, 2006, we adopted the Polypore International, Inc. 2006 Stock Option Plan. Upon adoption of the 2006 Stock Option Plan, we issued options for 1,948,773 shares with an exercise price of $5.24. At the date of issuance, the fair value of the common stock was $5.24 and the fair value of the stock options was $1.32 (determined using the Black-Scholes method in accordance with SFAS 123(R), Share-Based Payment). No options have been issued subsequent to June 15, 2006.

As set forth in the 2006 Stock Option Plan, the exercise price of stock options is required to be equal to the fair value of the common stock at the date of grant. In accordance with the 2006 Stock Option Plan, our board of directors determined the exercise price of the options granted under the 2006 Stock Option Plan using the multiple of EBITDA Warburg Pincus used when it acquired us in the 2004 Acquisition in an all cash, arm's length transaction. The purchase price of approximately $1.1 billion that was included in the January 2004 contract reflected a multiple of LTM EBITDA as of the most recent quarter. The EBITDA multiple was one of the key valuation metrics used by Warburg Pincus and other bidders in the sale process, and this valuation methodology is widely used by investors in both public and private companies that are similar to us. As a result, we believe that the purchase price paid by Warburg Pincus was a valid, independent third-party valuation which reflected the fair market value of the company at that time. This methodology, which is analogous to a market based approach, is consistent with paragraph 11 of the AICPA, Technical Practice Aid, Valuation of Privately-Held-Company Equity Securities:

    privately held enterprises may sometimes engage in arm's-length transactions with unrelated parties for issuances of their equity securities, and the cash exchanged in such a transaction is, under certain circumstances, an observable price that serves the same purpose as a quoted market price.

Since the 2004 acquisition, we have consistently used this third-party, arm's length valuation methodology in all transactions involving our common stock, consisting of option grants in 2005 and 2006, sales of stock to executives and repurchases of stock from departing executives. At the time of each grant, sale or repurchase, we made a contemporaneous valuation and used a consistent methodology while considering changes in the business. As a result, all grants, repurchases and sales were made based on the purchase price multiple applied to LTM EBITDA as of the most recent fiscal quarter to calculate enterprise value. Specifically, (1) the purchase price multiple is applied to LTM EBITDA to calculate enterprise value, (2) debt and any preferred stock is subtracted from enterprise value to determine common stock value, and (3) common stock value is divided by shares outstanding (adjusted for any options outstanding using the treasury method) to calculate a per-share valuation. We believe that EBITDA is the most appropriate valuation measure because it was the primary measure used in determining the value of our Company when it was sold in 2004, it is the measure that our Chief Executive Officer ("CEO") uses to assess performance and allocate resources, it is the primary measure used in Polypore, Inc.'s credit agreement and it is a valuation measure commonly used in the public equity markets. The importance of EBITDA to our Company's value is also evidenced by the fact that our incentive plans are directly linked to EBITDA. At the time of the grant of options under the 2006 Stock Option Plan, our board of directors concluded in good faith that the exercise price of the grants was at the fair market value of the underlying common stock.

At the time of the acquisition by Warburg Pincus in 2004, we had experienced significant growth in revenues and EBITDA for the previous three years and expected this growth to continue. As a result, we were valued as a growth company and were acquired by Warburg Pincus on this basis. Subsequent to the acquisition by Warburg Pincus, our revenue and EBITDA declined from 2004 to 2005 by 12% and 15%, respectively. The decline in revenue and EBITDA was primarily the result of lower demand for lithium battery separators in China, the loss of a hemodialysis customer that decided to exit the production of dialyzers and a significant decline in demand for cellulosic membranes. See "—Results of operations." In response to the decline in demand for cellulosic membranes, we decided to exit the production of cellulosic membranes and implemented a restructuring plan which is disclosed in more detail above. See "—Business restructuring."

Since valuation multiples are a function of growth, we believe that it is important to look at growth trends in evaluating our IPO valuation as compared to our valuation in June 2006.

Although we had a change in leadership in mid-2005 when Robert B. Toth was hired as CEO and implemented restructuring plans and other initiatives, the results of these efforts were still uncertain and not yet reflected in our operating results in June 2006. Contrary to the growth we had experienced prior to the acquisition, we had experienced a period of declining revenue and EBITDA through mid-2006. Based on actual results in previous quarters and uncertainty about near term future results, we would not have been considered a growth company at this time.

In June 2006, our board of directors adopted the 2006 Stock Option Plan. In determining the exercise price of the stock options under the 2006 Stock Option Plan, our board of directors considered changes in the business and recent financial performance in determining the appropriate EBITDA multiple used in our valuation methodology to determine the fair value of our common stock. Because of the subjectivity involved in determining EBITDA multiples, our board of directors concluded that the purchase price multiple used in the recent acquisition by Warburg Pincus was still the most appropriate and objective measure to determine fair value at this date.

Beginning in late 2006 and continuing through the first quarter of 2007, the impact of management changes, restructuring efforts and other initiatives implemented during 2005 and 2006 can be seen in our financial performance. These changes not only improved our financial performance, but have also significantly impacted our prospects for future growth. A discussion of some of the most important changes that have occurred since the last valuation date is as follows:

•
Improved Financial Performance. The underlying trailing financial performance of the business has improved significantly. Specifically, LTM EBITDA has increased from $131.8 million as of April 1, 2006 to $144.2 million as of March 31, 2007. It is important to note that as a result of our historically highly levered capital structure, small changes in EBITDA have a material effect on the fair value of our common equity. This improvement in LTM EBITDA is driven by many factors. In the energy storage segment, we experienced increased sales growth in both lead-acid and lithium battery separators. The lead-acid growth was driven by the increasing size of the automotive market, particularly in Asia, and the trend of conversion from alternative separator materials to superior performing polyethylene-based separators. The lithium growth was due to strong demand for consumer electronic products and expanding applications for lithium batteries. In the separations media segment, we experienced growth in our industrial and specialty filtration products due to continued growth in demand for high performance filtration applications.

•
Improved performance and prospects for the separations media business. We have successfully exited the production of cellulosic hemodialysis membranes and completed our restructuring activities. We have also launched a new high performance synthetic hemodialysis membrane that has been accepted in the marketplace. As a result, we are much better positioned today to profitably operate and grow this business than a year ago. In addition, we have increased our focus on the high growth industrial and specialty filtration portion of our business. For example, we have strategically positioned ourselves further down the value chain in certain filtration applications in order to capture more value. In addition, we have significantly shifted our research and development efforts in separations media from healthcare to high growth specialty filtration. We believe that the application of core capabilities and technology from our base businesses into the high growth filtration market has increased our prospects for future growth. The improvement in separations media performance as a result of these initiatives can be seen in the improved financial performance of the segment and prospects for future growth. Beginning in the second quarter of 2006, the separations media business has generated consistent revenue growth as compared to the same quarter in the previous year.

•
Our energy storage segment is well positioned for growth. We have initiated a number of efforts that position us for growth in the energy storage segment. During 2006 and early 2007, we made investments in the high growth region of Asia including the following:

  •
  expansion of capacity at our existing production facility in Thailand in 2006 and the acquisition of a lead-acid separator production facility in Tianjin, China in January 2007;

  •
  establishment of a technical center at the Thailand production facility, allowing us to accelerate conversion by customers from older separator technology to better performing polyethylene separators produced by us;

  •
  establishment of a direct technical sales force for lithium separators in Asia; and

  •
  increase in the number and capabilities of personnel specifically focused on marketing and sales roles.

  In addition to investments in Asia, we also believe that our membranes are uniquely suited for lithium batteries for hybrid electric vehicles and we are working with several top battery companies in these development efforts. Industry development efforts for hybrid electric vehicles have now completely converted focus from nickel-metal hydride to lithium battery chemistry. The improvement in energy storage performance as a result of these initiatives can be seen in improved financial performance and improved prospects for future growth. Starting with the first quarter of 2006, the energy storage business has generated consistent revenue growth.

•
Improvement and additions to management team. We hired Robert B. Toth as CEO in June 2005. After evaluating the business, strategy, and resources, Mr. Toth made a number of important changes to the management team, including hiring two new general managers. The impact of these leadership changes can now be seen in our financial performance. Additionally, the impact of these changes has improved our position in the market by allowing us to get closer to customers and capture market growth. For example, subsequent to 2006, we have replaced a network of distributors with a direct, technical sales force for lithium separators which better positions us for growth. In addition, we have added marketing resources in each business, filtration resources and sales personnel.

•
Reduction in leverage. As adjusted for the initial public offering, our debt will decrease from $1.1 billion to $795.2 million. This reduction in leverage reduces risk for common equity holders.

•
Lower cost of capital. We expect to have a lower cost of capital than we did as a private company as a result of access to more liquid and efficient capital markets.

•
Liquidity discount. Private companies are typically valued at a discount to public companies as a result of the limited marketability of private company securities. As a public company,

  our common equity holders will have the benefit of a more liquid market in which to trade securities.

As a result of the changes in the business discussed above, our recent financial performance has improved since mid-2006 and we believe that we are well positioned for future growth.

Foreign operations

We manufacture our products at 11 strategically located facilities in North America, Europe and Asia. Net sales from the foreign locations were approximately $81.2 million for the three months ended March 31, 2007, $298.2 million for fiscal 2006, $272.7 million for fiscal 2005 and $289.0 million for pro forma fiscal 2004. Typically, we sell our products in the currency of the country where the manufacturing facility that produces the product is located. Sales to foreign customers are subject to numerous additional risks, including the impact of foreign government regulations, currency fluctuations, political uncertainties and differences in business practices. There can be no assurance that foreign governments will not adopt regulations or take other action that would have a direct or indirect adverse impact on our business or market opportunities within such governments' countries. Furthermore, there can be no assurance that the political, cultural and economic climate outside the United States will be favorable to our operations and growth strategy.

Seasonality

Operations at our European production facilities are traditionally subject to shutdowns during the month of August each year for employee vacations. As a result, sales and net income during the third quarter of fiscal 2006 were, and during the third quarter of any fiscal year in the future may be, lower than sales and net income in other quarters during the same fiscal year. In view of the seasonal fluctuations, we believe that comparisons of our operating results for the third quarter of any fiscal year with those of the other quarters during the same fiscal year may be of limited relevance in predicting our future financial performance.

Liquidity and capital resources

The information presented below for pro forma fiscal 2004 has been derived by combining our cash flow activity for the period from January 4, 2004 through May 1, 2004 with the period from May 2, 2004 through January 1, 2005 and applying the pro forma adjustments for the 2004 Transactions.

Cash and cash equivalents increased to $69.2 million at March 31, 2007 from $54.7 million at December 30, 2006, due primarily to cash flows from operations of $22.9 million, partially offset by cash used in investing activities of $7.8 million and cash used in financing activities of $1.6 million. Cash and cash equivalents increased to $54.7 million at December 30, 2006 from $28.1 million at December 31, 2005, due to cash flow from operations of $50.0 million and the positive impact of exchange rate changes on cash and cash equivalents of $3.6 million, offset by capital expenditures of $24.0 million and debt repayments of $3.4 million.

Operating Activities

Three months ended March 31, 2007.    Net cash provided by operations was $22.9 million in the three months ended March 31, 2007, as compared to $16.0 million in the three months ended April 1, 2006. Cash provided by operations for the three months ended March 31, 2007 consisted of net income before non-cash expenses of $18.1 million and an increase in working capital of $4.8 million, excluding the impact of foreign exchange rate fluctuations. Accounts receivable increased from December 30, 2006 to March 31, 2007 by approximately $0.8 million (excluding the $1.1 million increase due to movements in the dollar/euro exchange rate) and days sales outstanding remained comparable to prior periods. Inventories decreased approximately $2.4 million (excluding an $0.8 million increase due to movements in the dollar/euro exchange rate) due to the reduction of cellulosic hemodialysis membrane inventories as we began making final shipments out of inventory to our customers. During 2006, we built up cellulosic inventories in preparation for the shutdown of production on December 27, 2006. Accounts payable and accrued liabilities increased approximately $1.2 million (excluding the $1.1 million increase due to movements in the dollar/euro exchange rate), primarily due to an increase in accrued interest on the 8 3/4% senior subordinated notes due 2012, partially offset by a reduction in the restructuring accrual. Interest for the 8 3/4% senior subordinated notes due 2012 is paid semi-annually in the second and fourth quarters.

Cash provided by operations for the three months ended April 1, 2006 consisted of net income before non-cash expenses of $13.2 million and a decrease in working capital of $2.8 million. Accounts receivable increased from December 31, 2005 to April 1, 2006 by approximately $7.7 million (excluding the $1.6 million increase due to movements in the dollar/euro exchange rate) primarily due to the increase in sales during the quarter as compared to the same period in the prior year, while days sales outstanding remained comparable to prior periods. Inventories increased approximately $2.1 million (excluding the $1.2 million increase due to movements in the dollar/euro exchange rate) primarily due to increased inventory levels necessary to support higher sales. Days in inventory were comparable to prior year levels. Accounts payable and accrued liabilities increased approximately $13.1 million (excluding the $2.9 million increase due to movements in the dollar/euro exchange rate), primarily due to an increase in accrued interest on the 8 3/4% senior subordinated notes due 2012 and an increase in accrued personnel costs, including the performance-based incentive compensation plan accrual.

Fiscal 2006.    Net cash provided by operating activities was $50.0 million in fiscal 2006, as compared to $64.2 million in fiscal 2005. Cash provided by operating activities in fiscal 2006 included net income before non-cash expenses of $60.6 million, offset to some extent by an increase in working capital of $10.7 million, excluding the impact of foreign exchange rate fluctuations. Accounts receivable increased by approximately $7.7 million (excluding the $6.1 million increase due to movements in the dollar/euro exchange rate) due to the increase in sales during the fourth quarter of 2006 as compared to the same period the previous year. Days' sales outstanding decreased by approximately 6% at December 30, 2006 and were impacted by normal fluctuations in the mix of sales by country and customer. Inventories increased approximately $2.7 million (excluding the $4.5 million increase due to movements in the dollar/euro exchange rate) due to the build-up of cellulosic inventories in connection with the shutdown of cellulosic production on December 27, 2006, offset by the decline in lithium inventories that were built up during 2005 in preparation for equipment upgrades that occurred in the first quarter of 2006. Cellulosic inventory will decline as we make final shipments to our customers. Accounts payable and accrued liabilities increased by approximately $20.0 million (excluding the $5.4 million increase due to movements in the dollar/euro exchange rate) primarily due to the 2006 business restructuring plan and performance-based incentive costs.

Fiscal 2005.    Net cash provided by operating activities was $64.2 million in fiscal 2005, as compared to $49.9 million in pro forma fiscal 2004. Cash provided by operating activities in fiscal 2005 consisted of net income before non-cash expenses of $65.3 million, offset to some extent by an increase in working capital of $1.1 million, excluding the impact of foreign exchange rate fluctuations. Accounts receivable increased by $10.4 million (excluding the $7.5 million decrease due to the dollar/euro exchange rate) and days' sales outstanding decreased 14%, due to the timing of payments from customers and the collection of a receivable in 2005 due from a customer that decided to outsource its dialyzer production in 2004. Inventory increased by $4.3 million (excluding the $5.6 million decrease due to the dollar/euro exchange rate) due primarily to higher production of lithium battery separators in preparation for equipment upgrades in the first quarter of 2006 and production of cellulosic hemodialysis membranes as we began to produce for customer sales commitments. Accounts payable and accrued liabilities decreased by $19.4 million (net of a $3.6 million decrease due to the dollar/euro exchange rate). The decrease is predominantly due to cash payments of $16.3 million made in connection with the 2004 and 2005 business restructurings.

Investing activities.    Capital expenditures were $2.7 million and $4.0 million in the three months ended March 31, 2007 and April 1, 2006, respectively. We are currently evaluating a number of growth opportunities which could result in capital expenditures in excess of the $24.0 million that we spent in fiscal 2006. On June 1, 2007, our Board of Directors approved a capital project for approximately $18.0 million to increase the production capacity of lithium battery separators at our Charlotte, NC production facility. The expansion project is expected to begin in mid-2007 and should be completed in mid-2008.

During the three months ended March 31, 2007, we purchased a 60% share in a lead-acid battery separator manufacturing facility in Tianjin, China for $5.2 million.

Capital expenditures were $24.0 million, $13.0 million and $15.4 million in fiscal 2006, fiscal 2005 and pro forma 2004, respectively.

Financing activities.    Cash used in financing activities was $1.6 million and $0.3 million in the three months ended March 31, 2007 and April 1, 2006, respectively, and consisted primarily of scheduled principal payments on our debt.

Cash used in financing activities was $3.0 million for fiscal 2006, $52.8 million for fiscal 2005 and $842.4 million for pro forma fiscal 2004. During fiscal 2005, we made optional prepayments totaling $45.0 million on the term loans under the credit agreement for the senior secured credit facilities. After giving effect to the 2005 optional prepayments, the term loans did not require quarterly principal payments until December 29, 2006.

We intend to fund our ongoing operations through cash generated by operations and availability under the credit agreement relating to the senior secured credit facilities. As part of the 2004 Transactions, Polypore, Inc. incurred substantial debt under the credit agreement and from the issuance of the 8 3/4% senior subordinated notes, with interest payments on this indebtedness substantially increasing our liquidity requirements. As of March 31, 2007, Polypore Inc.'s cash interest requirements for the next 12 months are expected to be approximately $67.8 million.

The credit agreement for the senior secured credit facilities is comprised of a $370.0 million term loan ($326.5 million outstanding at March 31, 2007) and a €36.0 million term loan facility ($42.3 million outstanding at March 31, 2007) each due in 2011 and a $90.0 million revolving credit facility due in 2010 (no amounts were outstanding at March 31, 2007). The credit agreement permits Polypore, Inc. to incur additional senior secured debt at the option of participating lenders, subject to the satisfaction of certain conditions. We intend to refinance Polypore, Inc.'s senior secured credit facilities contingent upon this offering and replace it with new $460.0 million senior secured credit facilities, which will include a $370.0 million term loan and a $90.0 million revolving credit facility.

Borrowings under the credit agreement bear interest at our choice of the Eurodollar rate or adjusted base rate, in each case, plus an applicable margin, subject to adjustment based on a pricing grid. At March 31, 2007, the applicable margin percentage was 2.00% for alternate base rate loans and 3.00% for adjusted LIBO rate loans. At March 31, 2007, the interest rates on our U.S. dollar term loan and Eurodollar term loan facilities were 8.32% and 6.73%, respectively.

The credit agreement requires Polypore, Inc. to meet a minimum interest coverage ratio, a maximum leverage ratio and a maximum capital expenditures limitation. Under the credit agreement, compliance with the minimum interest coverage ratio and maximum leverage ratio tests is determined based on a calculation of Adjusted EBITDA in which certain items are added back to EBITDA.

Adjusted EBITDA for Polypore, Inc., as defined in the credit agreement for the senior secured credit facilities, is calculated as follows (in millions):

(in millions)	12 Months Ended March 31, 2007

Polypore, Inc.:
Net income (loss)	$(9.7)
Add/Subtract:
Depreciation and amortization	57.7
Interest expense, net	68.7
Income taxes	(13.5)
Stock compensation expense from Polypore International, Inc.(1)	0.6
Foreign currency loss	2.6
Loss on disposal of property, plant, and equipment	1.9
Environmental expenses(2)	1.1
Asset impairment(3)	17.5
Business restructuring(4)	16.8
Other non-cash charges(5)	0.5

Adjusted EBITDA	$144.2

(1)
Represents compensation expense for stock options issued by Polypore International to Polypore, Inc. employees.

(2)
Represents an increase in the existing environmental reserves at our manufacturing facility in Potenza, Italy.

(3)
Represents the non-cash asset impairment recognized in connection with the 2006 restructuring plan.

(4)
Represents business restructuring costs incurred for the 2004, 2005 and 2006 restructuring plans. For the 2006 restructuring plan, the credit agreement limits the add-back of cash charges to Adjusted EBITDA to $15.0 million, which is $2.0 million less than the actual cash costs expected to be incurred.

(5)
Represents the impact of adopting EITF No. 05-5, Accounting for Early Retirement or Postemployment Programs with Specific Features (Such As Terms Specified in Altersteilzeit Early Retirement Arrangements) and other non-cash items.

The calculation of the minimum interest coverage ratio for Polypore, Inc. is as follows:

(dollars in millions)	Twelve Months Ended March 31, 2007

Adjusted EBITDA	$144.2
Consolidated interest expense, as defined in the credit agreement(1)	$ 65.8
Actual interest coverage ratio	2.19x
Permitted minimum interest coverage ratio	1.70x

(1)
Calculated as interest expense for the last twelve months of $68.7 million less amortization of loan acquisition costs of $2.9 million.

Under the credit agreement for the senior secured credit facilities, Polypore, Inc. is required to maintain a ratio of Adjusted EBITDA to interest expense for any four consecutive fiscal quarters ending during any of the following periods or on any of the following dates of at least the following ratios:

Date or period	Ratio

June 30, 2007	1.75 to 1.00
September 29, 2007 through June 28, 2008	1.90 to 1.00
September 27, 2008 through January 3, 2009	2.00 to 1.00
January 4, 2009 through January 2, 2010	2.75 to 1.00
April 3, 2010 and each fiscal quarter thereafter	3.00 to 1.00

The calculation of the maximum leverage ratio for Polypore, Inc. is as follows:

(dollars in millions)	Twelve Months Ended March 31, 2007

Indebtedness, as defined in the credit agreement(1)	$799.8
Adjusted EBITDA	$144.2
Actual leverage ratio	5.55x
Permitted maximum leverage ratio	6.90x

(1)
Calculated as long-term debt of $794.0 million plus capital lease obligation of $5.8 million.

Under the credit agreement, Polypore, Inc. is required to maintain a ratio of total indebtedness to Adjusted EBITDA at the end of any quarter ending during any of the following periods or on any of the following dates of not more than the following ratios:

Date or period	Ratio

June 30, 2007	6.75 to 1.00
September 29, 2007	6.50 to 1.00
December 29, 2007	6.25 to 1.00
March 29, 2008	6.00 to 1.00
June 28, 2008	5.75 to 1.00
September 27, 2008 through January 3, 2009	5.50 to 1.00
January 4, 2009 through October 3, 2009	4.25 to 1.00
January 2, 2010 and each fiscal quarter thereafter	4.00 to 1.00

In addition, the credit agreement contains certain restrictive covenants which, among other things, limit the incurrence of additional indebtedness, investments, dividends, transactions with affiliates, asset sales, acquisitions, mergers and consolidations, prepayments of other indebtedness, liens and encumbrances, and other matters customarily restricted in such agreements. The facilities also contain certain customary events of defaults, subject to grace periods, as appropriate. We believe that annual capital expenditure limitations imposed by the senior credit facilities will not significantly inhibit us from meeting our ongoing capital expenditure needs.

Future principal debt payments are expected to be paid out of cash flows from operations, borrowings on our revolving credit facility and future refinancing of our debt.

Polypore, Inc.'s 8 3/4% senior subordinated notes ($425.0 million outstanding at March 31, 2007) will mature in 2012 and are guaranteed by most of our existing and future domestic restricted subsidiaries, subject to certain exceptions. Except under certain circumstances, the 8 3/4% senior subordinated notes do not require principal payments prior to their maturity in 2012. Interest on the 8 3/4% senior subordinated notes is payable semi-annually in cash. The 8 3/4% senior subordinated notes contain customary covenants and events of default, including covenants that limit our ability to incur debt, pay dividends and make investments.

Our 10 1/2% senior discount notes (accreted valued of $257.3 million at March 31, 2007) will mature in 2012 and, except under certain circumstances, such notes do not require principal payments prior to their maturity in 2012. Interest on the 10 1/2% senior discount notes will be payable in cash on April 1 and October 1 of each year, commencing on April 1, 2009. The 10 1/2% senior discount notes contain customary covenants and events of default, including covenants that limit our ability to incur debt, pay dividends and make investments. Polypore International is the sole obligor of the 10 1/2% senior discount notes and although, as a holding company, we are dependent on the cash flow (and possibly the assets) of our subsidiaries to meet our debt obligations, our subsidiaries have no obligation under the 10 1/2% senior discount notes. We anticipate using cash and the net proceeds of the offering to purchase our 10 1/2% senior discount notes due 2012.

We believe we have sufficient liquidity to meet our cash requirements over both the short term (next twelve months) and long term (in relation to our debt service requirements). In evaluating the sufficiency of our liquidity for both the shorter and longer term, we considered the expected cash flow to be generated by our operations and the available borrowings under the credit agreement for Polypore, Inc.'s senior secured credit facilities compared to our anticipated cash requirements for debt service, working capital (including restructuring payments), cash taxes and capital expenditures as well as funding requirements for long-term liabilities. We anticipate that our operating cash flow, together with borrowings under the revolving credit facility, will be sufficient to meet our anticipated future operating expenses, capital expenditures and debt service obligations as they become due for at least the next 12 months. However, our ability to make scheduled payments of principal, to pay interest on or to refinance our indebtedness and to satisfy our other debt obligations will depend upon our future operating performance, which will be affected by general economic, financial, competitive, legislative, regulatory, business and other factors beyond our control. See "Risk factors."

For more information regarding our indebtedness, see "Description of indebtedness."

From time to time, we may explore additional financing methods and other means to lower our cost of capital, which could include stock issuance or debt financing and the application of the proceeds therefrom to the repayment of bank debt or other indebtedness. In addition, in connection with any future acquisitions, we may require additional funding which may be provided in the form of additional debt or equity financing or a combination thereof. There can be no assurance that any additional financing will be available to us on acceptable terms.

Contractual obligations

The following table sets forth our contractual obligations at December 30, 2006. Some of the amounts included in this table are based on management's estimates and assumptions about these obligations, including their duration, anticipated actions by third parties and other actions. Because these estimates and assumptions are necessarily subjective, the timing and amount of payments under these obligations may vary from those reflected in this table. For more information on these obligations, see the notes to consolidated financial statements included in this prospectus.

	Payment due by period(7)(8)
(in millions)	Total	2007	2008-2009	2010-2011	Thereafter

Long-term debt, including current portion(1)	$369.2	$3.8	$7.6	$357.8	$—
8 3/4% senior subordinated notes(2)	422.6	—	—	—	422.6
10 1/2% senior discount notes(3)	300.0	—	—	—	300.0
Cash interest payments(4)	458.1	68.0	166.2	192.4	31.5
Capital lease obligation(5)	6.7	1.6	3.2	1.9	—
Operating lease obligations(6)	1.7	1.1	0.6	—	—
Business restructuring	19.3	17.2	2.1	—	—

	$1,577.6	$91.7	$179.7	$552.1	$754.1

(1)
Included in long-term debt are amounts owed under our term loan facilities and other debt. The term loan facilities include euro denominated debt held in the U.S. The table assumes that the euro/dollar exchange rate is the rate at December 30, 2006 for all periods presented and that the debt is held to maturity.

(2)
The 8 3/4% senior subordinated notes are due 2012. This senior subordinated debt includes €150.0 million euro denominated debt held in the U.S. The table assumes that the euro/dollar exchange rate is the rate at December 30, 2006 for all periods presented and that the debt is held to maturity.

(3)
The 10 1/2% senior discount notes are included in the table at the undiscounted, principal at maturity balance of $300.0 million.

(4)
Includes cash interest requirements on long-term debt, the 8 3/4% senior subordinated notes and the 10 1/2% senior discount notes. Interest rates under the term-loan facilities are variable and the table assumes that these rates are the same rates that were in effect at December 30, 2006. Beginning on October 1, 2009, cash interest on the 10 1/2% senior discount notes will accrue at a rate of 10 1/2% per annum and will be payable semi-annually beginning in April

  2009. For the euro denominated debt, the table assumes that the euro/dollar exchange rate is the rate at December 30, 2006 for all periods presented.

(5)
We lease manufacturing equipment under a capital lease agreement. The lease agreement expires in February 2011 and contains an early buyout option that is exercisable in October 2009. The capital lease payments include interest under the capital lease agreement.

(6)
We lease certain equipment and facilities under operating leases. Some lease agreements provide us with the option to renew the lease agreement. Our future operating lease obligations would change if we exercised these renewal options and if we entered into additional operating lease agreements.

(7)
As disclosed in the consolidated financial statements included elsewhere in this prospectus, we have long-term liabilities for pension, postretirement and postemployment benefits of $65.7 million as of December 30, 2006. Our contributions for these benefit plans are not included in the table above since the timing and amount of payments are dependent upon many factors, including when an employee retires or leaves the Company, certain benefit elections by employees, return on plan assets, minimum funding requirements and foreign currency exchange rates. We estimate that contributions to the pension and postretirement plans in 2007 will be $2.9 million as compared to 2006 actual contributions of $4.0 million. The decrease in projected contributions, as discussed in the notes to our consolidated financial statements, is due to the termination of the U.S. pension plan and the settlement of our Austrian pension plan in 2006.

(8)
As disclosed in the consolidated financial statements included elsewhere in this prospectus, we have environmental obligations and related indemnification receivables. Payments related to these obligations and the related amounts to be indemnified under indemnification agreements are not included in the table above since the timing of payments and indemnifications is not known. We estimate that we will make payments, net of indemnification amounts, of $1.7 million in 2007. Payments against environmental obligations in 2006 were $1.5 million, net of indemnification receipts of $0.7 million. We expect payments for environmental obligations and amounts received under indemnification agreements will occur over the next seven to ten years.

Off-balance sheet arrangements

We are not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, sales or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

New accounting standards

In June 2005, the FASB issued Statement No. 154, Accounting Changes and Error Corrections ("FAS 154"). This Statement establishes new standards on accounting for changes in accounting principles. Pursuant to the new rules, all such changes must be accounted for by retrospective application to the financial statements of prior periods unless it is impracticable to do so. FAS 154 completely replaces APB Opinion No. 20 and FAS 3, though it carries forward the guidance in those pronouncements with respect to accounting for changes in estimates, changes in the reporting entity and correction of errors. The impact of this standard, if any, will depend upon accounting changes or corrections of errors that may occur in future periods. This Statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

On January 1, 2006, we adopted EITF Issue No. 05-5, Accounting for Early Retirement or Postemployment Programs with Specific Features (Such As Terms Specified in Altersteilzeit Early Retirement Arrangements) ("EITF 05-5"). The EITF agreed with FASB staff observations that the salary components of Type I and Type II ATZ arrangements (excluding the bonus and additional contributions into the German government pension scheme) should be recognized over the period from the point at which the ATZ period begins until the end of the active service period. Additionally, the portion of the salary that is deferred under a Type II arrangement should be discounted if payment is expected to be deferred for a period longer than one year. In addition, the EITF reached a consensus that the bonus feature and the additional contributions into the German government pension scheme (collectively, the additional compensation) under a Type II ATZ arrangement should be accounted for as a postemployment benefit under Statement 112. An entity should recognize the additional compensation over the period from the point at which the employee signs the ATZ contract until the end of the active service period. The EITF also concluded that the employer should recognize the government subsidy when it meets the necessary criteria and is entitled to the subsidy. As a result of adopting this consensus, which was treated as a change in accounting estimate effected by a change in accounting principle, we are required to recognize the bonus feature of our ATZ arrangements over the remaining active service period of the employees that have signed ATZ contracts. We had previously accrued for the bonus feature of our ATZ arrangements through purchase accounting in connection with an acquisition in 2002. As a result of the adoption of EITF 05-5, we reduced the accrual for postemployment benefits and recognized $2.6 million in operating income. The reduction in the accrual decreased the 2006 net loss by $1.6 million, or $0.06 per share. As a result of adopting EITF 05-5, our loss before income taxes and net loss increased by $1.2 million and $0.8 million, respectively, for the year ended December 30, 2006. Additionally, basic and diluted loss per share increased by $0.03.

On January 1, 2006, we adopted FASB Statement No. 123 (R), Share-Based Payment ("FAS 123(R)"), using the modified prospective transition method, which does not require the restatement of prior periods. Prior to adopting FAS 123(R), we accounted for employee share-based compensation using the fair value method under FASB Statement No. 123, Accounting for Stock Based Compensation ("FAS 123"). FAS 123(R) requires forfeitures to be estimated at the time of grant and the estimate should be revised, if necessary, in subsequent periods if actual forfeitures differ materially from those estimates. Prior to the adoption of FAS 123(R), we accounted for forfeitures as they occurred, as allowed under FAS 123. The change in accounting for forfeitures under FAS 123(R) resulted in a $0.2 million charge, net of applicable income taxes, that was recorded as a cumulative effect of a change in accounting principle. As a result of adopting FAS 123(R), our loss before income taxes and net loss decreased by $0.1 million for the year ended December 30, 2006. The adoption of FAS 123(R) did not have a significant impact on cash flows from operations or financing activities.

On December 31, 2006, we adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement 109 ("FIN 48"), which clarifies the accounting for uncertain tax positions. FIN 48 allows the tax effects from an uncertain tax position to be recognized in our financial statements if the position is more likely than not to be sustained upon audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Upon adoption of FIN 48, we increased the existing reserves for uncertain tax positions by $0.9 million, recorded a deferred tax asset of $0.6 million and decreased retained earnings by $0.3 million for the cumulative effect of adopting FIN 48.

In September 2006, the FASB issued FASB Statement No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R) ("FAS 158"). FAS 158 requires an employer to recognize the funded status of a defined benefit postretirement plan as an asset or liability in its balance sheet and to recognize changes in that funded status through comprehensive income in the year in which the changes occur. This requirement will be effective for fiscal years ending after June 15, 2007. SFAS 158 also requires an employer to measure defined benefit plan assets and obligations as of the date of its fiscal year-end, with limited exceptions. This requirement is effective for fiscal years ending after December 15, 2008. We are currently evaluating the impact that the adoption of FAS 158 will have on our consolidated financial statements.

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("FAS 159"). FAS 159 permits entities to choose to measure eligible items at fair value at specified election dates and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. FAS 159 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact adoption of FAS 159 will have on our consolidated financial statements.

Quantitative and qualitative disclosures about market risk

We are exposed to various market risks, which may result in losses arising from adverse changes in market rates and prices, such as interest rates and foreign exchange fluctuations. We do not enter into derivatives or other financial instruments for trading or speculative purposes.

Interest rate risk

At March 31, 2007, we had fixed rate debt of approximately $682.6 million and variable rate debt of approximately $368.7 million. The pre-tax earnings and cash flow impact resulting from a 100 basis point increase in interest rates on our variable rate debt, holding other variables constant, would be approximately $3.7 million per year. We currently are not a party to any interest rate hedging arrangements.

Currency risk

Outside of the United States, we maintain assets and operations in Europe and, to a lesser extent, Asia. The results of operations and financial position of our foreign operations are principally measured in their respective currencies and translated into U.S. dollars. As a result, exposure to foreign currency gains and losses exists. The reported income of these subsidiaries will be higher or lower depending on a weakening or strengthening of the U.S. dollar against the respective foreign currency. Our subsidiaries and affiliates also purchase and sell products and services in various currencies. As a result, we may be exposed to cost increases relative to the local currencies in the markets in which we sell. Because a different percentage of our sales is in a foreign currency than our costs, a change in the relative value of the U.S. dollar could have a disproportionate impact on our sales compared to our costs, which could impact our margins. A portion of our assets are based in our foreign locations and are translated into U.S. dollars at foreign currency exchange rates in effect as of the end of each period, with the effect of such translation reflected in other comprehensive income (loss). In connection with the 2004 Transactions, we obtained euro-denominated senior secured and senior subordinated notes that effectively hedge our net investment in foreign subsidiaries. Therefore, foreign currency gains and losses resulting from the translation of the euro-denominated debt is included in accumulated other comprehensive income (loss). Accordingly, our consolidated shareholders' equity will fluctuate depending upon the weakening or strengthening of the U.S. dollar against the respective foreign currency, primarily the euro.

The dollar/euro exchange rates used in our financial statements for the periods ended as set forth below were as follows:

	Three months ended
			Fiscal year
	March 31, 2007	April 1, 2006
			2006	2005	2004

Period end rate	1.3335	1.2135	1.3170	1.1797	1.3621
Period average rate	1.3094	1.2028	1.2552	1.2567	1.2411

Our strategy for management of currency risk relies primarily on conducting our operations in a country's respective currency and may, from time to time, involve currency derivatives. As of March 31, 2007, we did not have any foreign currency derivatives outstanding.

Business

Overview

We are a leading global high technology filtration company that develops, manufactures and markets specialized microporous membranes used in separation and filtration processes. The microporous membranes we produce are highly engineered polymeric structures that contain millions of pores per square inch, enabling the management of ions, gases and particles that range in size from the cellular to the nano or molecular level.

Our products and technologies are used in two primary segments, energy storage and separations media. The energy storage segment accounted for approximately 72% of our fiscal 2006 net sales. Primary applications for our membranes in this segment are lithium batteries and lead-acid batteries. Lithium batteries are the power source in a wide variety of electronics applications ranging from laptop computers and mobile phones to power tools, and are emerging in applications such as HEVs. Lead-acid batteries are used in transportation and industrial applications. The separations media segment accounted for approximately 28% of our fiscal 2006 net sales. Primary applications for our membranes and membrane modules in this segment are hemodialysis, blood oxygenation, plasmapheresis and various high-performance microfiltration, ultrafiltration and gasification/degasification applications.

Information concerning segments and geographic information appears under "Note 17—Segment Information" in the notes to consolidated financial statements for the year ended December 30, 2006 included elsewhere in this prospectus and under "Note 13—Segment Information" in the notes to consolidated financial statements for the three months ended March 31, 2007 included elsewhere in this prospectus, which are incorporated herein by reference.

Competitive strengths

Serve end-markets that have attractive growth characteristics
We produce a variety of separation and filtration products for end-markets with attractive growth characteristics which in many cases are supported by a growing recurring revenue base.

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The lithium battery market is expected to grow at 10% annually, driven by strong demand for consumer electronics and by the application of lithium battery technology in new markets such as HEVs. We believe that growth in membrane separator demand will exceed battery growth due to increasing demand for large-format lithium batteries.

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In the motor vehicle battery market, the high proportion of aftermarket sales and the steady growth of the worldwide fleet of motor vehicles provide us with a growing, recurring revenue base in lead-acid battery membrane separators.

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The hemodialysis membrane market, which we believe will increase in excess of 6% annually, provides a growing, recurring revenue base for our synthetic dialysis membranes.

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The micro- and ultrafiltration membrane element market is expected to grow in excess of 8% annually, driven by several factors including the superior performance of membrane filtration and the increasing need for purity in end-markets such as water treatment, food and beverage processing and pharmaceutical, semiconductor and flat panel display manufacturing.

Leading market positions

We believe that we are well positioned in each of the markets in which we compete. For example, in terms of market share (based on revenue and volume):

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We believe, based on independent industry research, that we are one of the top three lithium battery membrane separator providers, serving the entire breadth of lithium battery applications.

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We believe, based on published industry data, that we are the global market leader in the lead-acid battery separator market, with a market share more than twice that of our nearest competitor.

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We believe, based on independent industry research, that we are the world's leading supplier of blood oxygenation membranes and that we are uniquely positioned as the leading independent supplier (i.e., not a supplier of dialyzers) of synthetic hemodialysis membranes.

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In the industry and specialty filtration market, we believe, based on internal company estimates, that we are the world leader in membrane gasification and degasification for liquids with our Liqui-Cel® membrane contactors. We also believe, based on internal company estimates and independent industry research, that we are the world's leading independent supplier of polyethersulfone flat sheet membranes.

We believe, based on the information above and other company estimates, that we are among the top three in terms of market share (based on revenue and volume) in products comprising a total of approximately 80% of our fiscal 2006 net sales. These products include lead-acid battery membrane separators, lithium battery membrane separators, blood oxygenation membranes, membrane contactors for gasification/degasification of liquids and plasmapheresis membranes.

Proven innovation through broad product and process technology

We have established our leading market positions through our ability to utilize core technical expertise and broad product and process capabilities to develop customized solutions that meet demanding requirements in specific applications. Over time, we have demonstrated a commitment to innovation, developing technical expertise and a high level of customer service. Our research and development effort is supported by over 100 engineers, scientists, PhDs and other personnel. These personnel work closely with our manufacturing and marketing groups to commercialize innovative products that address market needs. We also maintain technical centers strategically located in Asia, Europe and North America.

We have leveraged our established filtration and separation technology and membrane expertise to supply a broad portfolio of membranes based on flat sheet, hollow fiber, and tubular technology. We are able to draw upon our experiences across multiple end-markets and various membrane technologies to create innovative solutions in new niche applications in addition to our existing markets. For example, our Liqui-Cel® membrane contractor product line, which combines our blood oxygenation membrane technology with patented module design features, provides superior performance to conventional gasification/degasification methods in multiple applications such as semiconductor and flat panel display manufacturing. We believe that our capabilities in product innovation, which combine multiple technologies, a global technical infrastructure and extensive experience in microporous membrane development and manufacturing, are difficult to replicate.

Strong customer relationships with leading manufacturers

We have cultivated strong, collaborative relationships with a diverse base of customers worldwide who are among the leaders in their respective industries. Our research and development teams, technical service staff and application development groups work closely with our customers. We often enter into joint agreements in which we partner with our customers on product development and end-use testing. As a result, many of our products have been customized to our customers' exacting manufacturing and end-use specifications. In addition, we are often selected as a customer's exclusive supplier for our microporous membrane products.

Global presence

We manufacture, market and service our products through 11 manufacturing sites and 13 sales and service locations throughout the Americas, Europe and Asia, with sales relatively balanced across these regions. In the energy storage segment, we remain focused on growth in the Asia Pacific region and on driving worldwide improvements in production efficiency, which has resulted in certain restructuring activities. For example, in 2005, we moved lithium battery membrane separator finishing capacity from our Charlotte, North Carolina plant to our Shanghai, China plant to better serve our growing lithium battery customers in Asia. In 2006, we doubled capacity in our Prachinburi, Thailand lead-acid battery membrane separator facility. In 2007, we completed the acquisition of a 60% stake in a facility in Tianjin, China, which produces membrane separators for lead-acid batteries.

By strategically positioning our manufacturing, sales and marketing, and technical service personnel near our customers, we can respond to their needs more effectively, provide a higher level of service, reduce shipping costs and improve delivery and response times. In addition, our global presence enables us to participate in faster growth markets in developing regions of the world.

State-of-the-art manufacturing facilities

We believe we have state-of-the-art manufacturing facilities and capabilities. Our equipment, manufacturing techniques and process technologies have been developed over many years with significant intellectual property, know-how and capital investments. Our wide range of manufacturing processes enables us to produce specialized products that are difficult and costly to replicate in the market. We continually evaluate projects that will improve or enhance our global manufacturing capabilities.

Strong and experienced management team

Our senior management team has significant experience leading high technology companies, driving growth through development of new applications and technologies, and cultivating strong relationships with existing customers. Management has also demonstrated a track record of successfully leading companies larger in size and scope than ours. The team has an average of 20 years of management experience.

Business strategy

We intend to:

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grow with our current customer and application base by capitalizing on our core capabilities in microporous membranes and modules;

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leverage existing and developing product and process technologies to pursue new, high value-added markets and applications; and

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maximize access to key customers and end-markets through strategic relationships and acquisitions.

Products and markets

Our business segments are energy storage and separations media. The following table describes our key products and end-markets served:

Segment	Applications	Major brands	End-markets

Energy storage	Lead-acid batteries	Daramic® DARAK®	Transportation and industrial batteries
	Rechargeable and disposable lithium batteries	CELGARD®	Consumer electronics devices such as mobile phones, portable audio/visual devices, laptop computers, PDAs, cameras and power tools
Separations media	Hemodialysis	PUREMA® DIAPES®	Hemodialysis dialyzers which replicate function of healthy kidneys
	Blood oxygenation	CELGARD® HEXPET® OXYPHAN® OXYPLUS®	Heart-lung machine oxygenation unit for open-heart surgical procedures
	Plasmapheresis	MicroPES® PLASMAPHAN®	Blood cell and plasma separation equipment
	Industrial and specialty filtration applications	Liqui-Flux®	Potable water treatment, beverage filtration, and prefiltration for reverse osmosis
		Accurel®	Specialty filtration applications including chemical filtration for microelectronics manufacturing, vent and process air, industrial wastewater treatment, and pharmaceutical processing
		Liqui-Cel®	Liquid gasification/degasification for beverage processing and pharmaceutical, semiconductor and flat panel display manufacturing
		MicroPES® DuraPES®	Specialty filtration applications including ultrapure water, cold sterile filtration of beverages and pharmaceutical processing
		SuperPhobic®	Solvent/ink deaeration for ink jet printers and semiconductor manufacturing

Energy storage

In the energy storage segment, our membrane separators are a critical performance component in lithium and lead-acid batteries, performing the core function of regulating ion exchange and thus allowing the charge and discharge process to occur between a battery's positive and negative electrodes. These membrane separators require specialized technical engineering and must be manufactured to extremely demanding requirements and specifications including thickness, porosity, mechanical strength and chemical and electrical resistance. For example, membrane pores must be large enough to allow ions to pass through, but small enough to prevent contamination from conductive particles that cause short circuits. During fiscal 2006, fiscal 2005 and pro forma 2004, our energy storage businesses accounted for 72%, 72% and 68% of our net sales, respectively.

Electronics applications.    We develop, manufacture and market a broad line of patented polypropylene and polyethylene monolayer and multilayer membrane separators for lithium batteries that are used in consumer electronics products such as mobile phones and other handheld devices, laptop computers, MP3 players, cameras and, increasingly, power tools. According to the Institute of Information Technology, unit sales of lithium batteries are expected to experience average annual growth of 10% through 2011. Lithium batteries provide critical performance advantages relative to alternative battery technologies, such as faster charging rates, improved battery life and higher power density, which results in more compact, lightweight batteries. These advantages create the potential for expansion by lithium batteries into additional electronic appliances and portable consumer devices. Because many new applications are incorporating large-format batteries that require much greater membrane separator volume per battery, we believe that membrane separator growth will exceed battery unit sales growth. For example, large-format lithium batteries are displacing nickel-based batteries in new applications such as consumer power tools and electric bikes and are currently in development for use in HEVs.

We believe, based on independent industry research, that we are one of the top three lithium battery membrane separator providers, serving the entire breadth of lithium battery applications, and have been among the top three since the market's first development in the early 1990s. We believe the top three providers supply approximately 85% of the membrane separator requirements for the global lithium battery market. Major lithium battery manufacturers include Sanyo Electric Company Limited, Matsushita Battery Industrial Company Limited (Panasonic brand), Sony Corporation, Samsung Electronics Co. Ltd., Duracell International Incorporated, BYD Company Limited, Tianjin Lishen Battery Joint Stock Co., Ltd., LG Electronics, Inc. and Saft SA.

Transportation and industrial applications.    We develop, manufacture and market a complete line of high-performance polymer-based membrane separators for lead-acid batteries. Approximately 80% of our lead-acid battery separators are used in batteries for automobiles and other motor vehicles. The remaining approximately 20% are used in industrial battery applications such as forklifts, submarines and uninterruptible power supply systems, which provide backup power for applications such as computers, mobile phone towers and hospitals. We believe that over 80% of lead-acid battery unit sales for motor vehicles are aftermarket batteries. Aftermarket sales are primarily driven by the size of the worldwide vehicle fleet rather than by new motor vehicle sales. According to WardsAuto.com, the worldwide fleet of motor vehicles has averaged 3% annual growth for over 20 years, providing us with a growing recurring revenue base. We believe another factor contributing to market growth is the worldwide conversion from alternative separator materials to the higher performance polyethylene-based membrane separators such as those we produce. Currently, membrane separator market growth is strongest in the Asia Pacific region due, we believe, to increasing per capita penetration of automobiles, growth in the industrial and manufacturing sectors, and a high rate of conversion to polyethylene-based membrane separators.

We believe, based on published industry data, we are the global market leader in the lead-acid battery separator market, with a market share more than twice that of our nearest competitor, and the only supplier serving both the automotive and industrial segments. We supply all of the world's major lead-acid battery manufacturers. Major lead-acid battery manufacturers include Exide Technologies, Johnson Controls Inc., East Penn Manufacturing Co., Inc. and Fiamm Group.

Separations media

In the separations media segment, our filtration membranes and modules are used in healthcare and high-performance industrial and specialty filtration applications. These membranes perform the critical function of removing sub-micron particulates from fluids and introducing or removing gases (gasification/degasification) within liquids. Both healthcare and specialty filtration applications require membranes with precisely controlled pore size, structure, distribution and uniformity. Our supply relationships with customers in healthcare and certain filtration applications such as pharmaceutical manufacturing are reinforced by the rigorous testing, clinical studies and/or regulatory approval that our membranes undergo prior to end-product commercialization. In some cases, several years of development and qualification are required. During fiscal 2006, fiscal 2005 and pro forma 2004, our separations media business accounted for 28%, 28% and 32% of our sales, respectively.

Healthcare Applications

We develop, manufacture and market a complete line of patented polyethersulfone membranes for the hemodialysis market. Hemodialysis is the artificial process that performs the function of a healthy kidney for patients with permanent kidney failure, a condition known as ESRD. In a healthy person, the kidney carries out certain excretory and endocrine functions, including filtering toxins from the blood and controlling blood pressure. For an ESRD patient on dialysis, the dialyzer membrane performs these critical filtering functions. The membranes consist of thousands of fibers that resemble hollow straws slightly larger than a human hair. These fibers have nanopores in their walls at a density of millions of pores per square inch. The size and distribution of these nanopores are designed to separate harmful toxins from the healthy blood passing through the dialyzer. Growth in demand for dialyzers and dialyzer membranes is driven by several factors, including the aging population in developed countries, longer life-expectancy of treated ESRD patients, improving access to treatment in developing countries and the trend in the United States towards single-use rather than multiple-use dialyzers. According to the European Renal Association—European Dialysis and Transplant Association, the number of worldwide ESRD patients has historically grown by approximately 6% per year. We estimate that continued patient population growth combined with conversion to single-use dialyzers and increasing treatment frequency will result in overall annual dialyzer market growth in excess of 6%.

Over the last three years, we have engaged in certain restructuring activities in response to changing market demands, particularly with respect to a market shift from cellulosic hemodialysis membranes toward higher-performing synthetic membranes. In 2004, we implemented certain cost reduction measures in response to a customer's decision to outsource dialyzer production. In 2006, we ceased production of cellulosic membranes and focused on growing our new PUREMA® synthetic membrane. We believe that PUREMA® is superior in performance compared to all other synthetic membranes on the market. Dialyzers containing PUREMA® have been classified in the highest level (category 5) of Japan's dialyzer reimbursement rate system, reflecting the efficacy of our PUREMA® membrane. We believe one example of the increasing customer acceptance of PUREMA® is our recent entry into a long-term supply agreement with a medical device company that develops, manufactures and markets proprietary systems for in-home treatment of ESRD and acute kidney failure. We are currently marketing PUREMA®'s performance advantages, such as by co-branding our customers' dialyzers with the PUREMA® logo.

We believe, based on independent industry research, that we are uniquely positioned as the leading independent supplier (i.e., not a supplier of dialyzers) of synthetic hemodialysis membranes. Major dialyzer manufacturers include Fresenius Medical Care, Gambro AG, Asahi Kasei Medical Co., Ltd., Nipro Corp. and Sorin Group Italia S.r.l.

We develop, manufacture and market polypropylene and methypentene membranes for the blood oxygenation market. As a component of heart-lung machines, blood oxygenators temporarily replace the functions of the lungs during on-pump open-heart surgery. The oxygenator contains highly specialized membranes which remove carbon dioxide from the blood while oxygen is diffused into the blood. We estimate that the blood oxygenation market is flat as a result of the use of less-invasive alternative heart treatments. However, we believe that the market could grow as the number of patients receiving on-pump open heart surgery increases due to the saturation of alternative heart treatments. Because blood oxygenators are designed to utilize a specific membrane technology and require regulatory approval, an oxygenator manufacturer's relationship with its membrane supplier is vital and switching costs can be substantial. We believe, based on independent industry research, that we are the world's leading supplier of membranes for blood oxygenation. Major blood oxygenator producers include Sorin Group S.r.l., Medtronic, Inc., Terumo Medical Corp. and Marquet Cardiopulmonary AG.

We develop, manufacture and market polypropylene and polyethersulfone membranes for the plasmapheresis market. In plasmapheresis, plasma is separated from the blood and either retained for the production of therapeutic proteins or filtered and returned to the blood as a treatment for various autoimmune disorders. We believe that the plasmapheresis market is growing and that new treatment methodologies based on blood filtration may lead to additional growth. We believe we are a leading supplier of extracorporeal therapeutic plasmapheresis membranes. Major manufacturers of plasmapheresis equipment include Asahi Kasei Medical Co., Ltd., Fresenius Medical Care, Sorin Group Italia S.r.l., Gambro Dialysatoren GmbH and Kuraray Company, Ltd.

Industrial and specialty filtration applications.

We produce a wide range of membranes and membrane-based elements for micro- and ultrafiltration and gasification/degasification of liquids, covering a broad range of applications in the filtration market. According to Frost & Sullivan, the U.S. micro- and ultrafiltration membrane element market is approximately $1.2 billion and growing in excess of 8% annually. Market growth is being driven by several factors, including end-market growth in applications such as water treatment and pharmaceutical processing, displacement of conventional filtration media by membrane filtration due to membranes' superior cost and performance attributes and increasing purity requirements in industrial and other applications. We currently serve a variety of filtration end-markets, including water treatment, food and beverage processing and pharmaceutical, semiconductor and flat panel display manufacturing, and we are working closely with current and potential customers to develop innovative new products based on our technology and capabilities.

The following are descriptions of certain of our industrial and specialty filtration products:

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MicroPES® and DuraPES® are patented sulphonated polyethersulfone flat sheet microfiltration membranes with very high flow rates, broad chemical resistance and low protein binding, properties which are attractive to end-users who desire minimal absorption of their product. This membrane is primarily used in specialty filtration applications such as ultrapure water, cold sterile filtration of beverages, ultrapure chemicals for the electronics industry and pharmaceutical processing.

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Accurel® is a polypropylene membrane, available in flat sheet, hollow fiber, and tubular configurations, which can be used in a wide range of pH conditions. This membrane is an economical choice for many applications compared to certain higher priced products, and is primarily used for specialty filtration applications including ultrapure chemicals for the electronics industry, vent and process air, industrial wastewater treatment, and pharmaceutical processing.

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Liqui-Flux® membrane modules, based on our hollow fiber, polypropylene microfiltration and patented polyethersulfone ultrafiltration membranes, are used for potable water filtration, beverage processing, and prefiltration for reverse osmosis systems.

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Liqui-Cel® membrane contactors incorporate hydrophobic hollow fiber membranes into patented module designs and are used in a wide variety of industries including beverage processing, pharmaceutical, semiconductor and flat panel display manufacturing and power generation.

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SuperPhobic® membrane contactors are a special type of membrane contactor which can treat liquids that otherwise penetrate the membrane pores of conventional Liqui-Cel® membrane contactors. Typical applications involve the elimination of microbubbles in liquids which, upon occurrence, negatively impact customer production processes, quality and yield. Some applications include the degassing of inks and paper coating solutions and photoemulsion.

We believe, based on internal company estimates, that we are the world leader in membrane gasification/degasification for liquids, and, based on internal company estimates and independent industry research, that we are uniquely positioned as the leading independent supplier of polyethersulfone flat sheet membranes.

New product development

We have focused our research and development efforts on developing products for new markets based on existing technologies and developing new process technologies to enhance existing businesses and allow entry into new businesses. We spent approximately $13.1 million (3% of our net sales), $12.1 million (3% of our net sales) and $13.6 million (3% of our net sales) in fiscal 2006, fiscal 2005 and pro forma 2004, respectively, on research and development.

Our energy storage research and development is performed at technical centers at our plants in Owensboro, Kentucky; Prachinburi, Thailand; Selestat, France; and Charlotte, North Carolina. Our separations media research and development is performed at technical centers at our plants in Wuppertal, Germany and Charlotte, North Carolina. All of the products that we develop are subject to multiple levels of extensive and rigorous testing. The qualification of membrane separators for use in transportation and industrial applications, for instance, may require one or more years of testing by our staff and battery manufacturers.

Sales and marketing

We sell our products and services to customers in both the domestic and international marketplace. We sell primarily to manufacturers and converters that incorporate our products into their finished goods.

We employ a direct worldwide sales force and utilize approximately 55 experienced people who manage major customer relationships. Many of our sales representatives are engineers or similarly trained technical personnel who have advanced knowledge of our products and the applications for which they are used. Our sales representatives are active in new product development efforts and are strategically located in the major geographic regions in which our products are sold. In certain geographic areas, we use distributors or other agents.

We typically seek to enter into long-term supply contracts with our major customers. These contracts typically describe the volume and selling price and can last up to ten years. In addition, these contracts reflect our close collaborative relationships with our customers, which is driven by our customers' need to develop new separators and membranes directly with us.

In fiscal 2006, net sales to our top five customers represented approximately 33% of our total net sales. Exide Technologies represented approximately 13% of our net sales in fiscal 2006.

Manufacturing and operations

General

We have manufacturing facilities in the major geographic markets of North America, Europe and Asia. We manufacture our lead-acid battery membrane separators at our facilities in Owensboro, Kentucky; Corydon, Indiana; Selestat, France; Norderstedt, Germany; Potenza, Italy; Prachinburi, Thailand; and Tianjin, China. During 2005, we closed our Feistritz, Austria facility, downsized our Norderstedt, Germany, facility and relocated certain assets from these two plants to our facility in Prachinburi, Thailand. We manufacture our lithium battery membrane separators at our facility in Charlotte, North Carolina, and have a finishing operation at our facility in Shanghai, China. We manufacture our healthcare membranes and industrial and specialty filtration membranes and membrane modules at facilities in Wuppertal, Germany, Obernberg, Germany and Charlotte, North Carolina.

In fiscal 2006, fiscal 2005 and pro forma 2004, we generated sales from customers outside the United States of approximately 81%, 74% and 77%, respectively. We typically sell our products in the currency of the country in which the products are manufactured rather than the local currency of our customers.

Our manufacturing facilities in North America accounted for 39% of total sales for fiscal 2006, with facilities in Europe accounting for 52% and facilities in Asia accounting for 9%. Our foreign operations are, and any future foreign operations will be, subject to certain risks that could materially affect our sales, profits, cash flows and financial position. These risks include fluctuations in foreign currency exchange rates, inflation, economic or political instability, shipping delays, changes in applicable laws and regulatory policies and various trade restrictions, all of which could have a significant impact on our ability to deliver products on a competitive and timely basis. The future imposition of, or significant increases in the level of, customs duties, import quotas or other trade restrictions could also have a material adverse effect on our business, financial condition and results of operations.

Manufacturing processes

All of our membrane manufacturing processes involve an extrusion process. To produce our flat sheet and hollow fiber membranes, we use one of three basic membrane processes that begin with an extrusion step. These include phase separation (thermally-induced, solvent-induced, or reaction-induced), "dry stretch" ("Celgard" process), and composite extrusion/extraction ("Daramic" process) processes. Each process, and its resulting product properties, is well suited to the various membrane requirements for our target markets. To produce Liqui-Cel® membrane contactors and Liqui-Flux® membrane modules, hollow fibers are bonded together into a cartridge form by extruding either a polyolefin resin or using an epoxy or polyurethane adhesive before final assembly into a finished module.

Membrane separators for batteries.    We manufacture Daramic®, our principal lead-acid battery separator used in industrial and automotive applications, using a composite extrusion/extraction process. The process stages are fully automated, although the process requires some handling as material is transferred from stage to stage. Initially, an ultra-high molecular weight polyethylene is mixed with porous silica and oil, which are heated and extruded into a film. The film is passed through an extraction bath to remove the excess oil from the silica pores to create the proper microporosity and film stiffness prior to drying. We manufacture our DARAK® industrial separator using a patented manufacturing process that begins by saturating a polyester fleece with a modified phenolic resin, which is then cross-linked, washed, dried, cured and cut into single pieces in a continuous one-step process. The reaction step produces the final microporous structure.

Similar to our Daramic® product, we begin the manufacture of lithium battery separators with an extrusion step. However, no solvents or other additives are used in conjunction with the polymer at extrusion (hence the "dry" stretch process description). The same "Celgard" process is used for producing patented CELGARD® flat sheet monolayer and trilayer separators. Membrane microporosity is created during a thermal stretching process. Some special coated and non-woven laminate products are also manufactured for specialty battery and other applications.

Hemodialysis, blood oxygenation, plasmapheresis and filtration membranes.    Membranes for hemodialysis, blood oxygenation, plasmapheresis, and filtration are produced using phase separation processes. For these phase separation processes, the polymer spinning solution is prepared by dissolving the polymer in a solvent prior to extrusion. A porous membrane is formed by separating the solvent and polymer phases using temperature (thermally-induced), or a "non-solvent" (solvent-induced), and then the solvent phase is extracted and the porous polymer membrane is dried. For the blood oxygenation market and certain filtration markets, hollow fiber and flat sheet membranes are also produced using our "dry stretch" ("Celgard") process. We rely on the molecular behavior of semi-crystalline polymers (polyolefins) to create the microporous structure. By controlling the extrusion process under which the film or fiber is formed, we create a crystalline structure that allows the formation of microvoids in a subsequent stretching step. Although we use different equipment for the flat sheet and fiber products, the operating conditions of temperature, stress, and line speed are similar for both.

After extrusion, our products can be stored or immediately processed on annealing and stretching lines that create the final porous form.

Competition

Our markets are highly competitive. Within our energy storage segment, our primary competitors in the market for membrane separators used in lead-acid batteries for transportation and industrial applications are Entek International LLC ("Entek") in North America and Europe and Nippon Sheet Glass Co., Ltd. in Japan. In addition, we have a number of smaller competitors in South Korea, Indonesia, China, and North America. We also compete with Asahi Kasei Chemicals Corporation, Tonen Chemical Corporation (a subsidiary of ExxonMobil) and Ube Industries Limited as well as a number of smaller competitors elsewhere in Asia in the market for membrane separators used in lithium batteries.

Within our separations media segment, we compete primarily with Fresenius Medical Care, Gambro AG, Asahi Kasei Medical Co., Ltd. and Toyobo Co. Ltd. for membranes used in dialysis. In addition, we compete primarily with Terumo Medical Corp. in the blood oxygenation market and Asahi Kasei Medical Co., Ltd. and Fresenius Medical Care in the plasmapheresis market. Also within our separations media segment, our industrial and specialty filtration business competes across multiple markets and applications; principal competitors include Pall Corporation, Millipore Corporation, Koch Membrane Systems (a division of Koch Industries), Norit B.V., and Dainippon Ink and Chemicals, Inc. Product innovation and performance, quality, service, utility and cost are the primary competitive factors, with technical support being highly valued by the largest customers. We believe that we are well positioned in our end-markets for the reasons set forth under "—Competitive strengths" above.

Raw materials

We employ a global purchasing strategy to achieve pricing leverage on our purchases of major raw materials. The major polyethylene and polypropylene resins we use are very specialized petroleum-based products that are less affected by commodity pricing cycles than other petroleum-based products. In the event of future price increases for these major raw materials, we believe that we will generally be able to pass these increases on to our customers. The primary raw materials we use to manufacture most of our products are polyethylene and polypropylene resins, silica, paper, and oil. Our major supplier of polyethylene resins is Ticona LLC and our major suppliers of polypropylene resins are Total Petrochemicals USA, Inc., Performance Polymers, Inc. and Bamberger Polymers, Inc. Our major suppliers of silica are PPG Industries, Inc., Degussa A.G. and United Silica (Siam), Ltd., while our major suppliers of oil are Calumet Lubricants, Shell Chemical LP and Shell Company of Thailand (subsidiaries of Royal Dutch/Shell) and ExxonMobil Lubricants (a subsidiary of Exxon Mobil).

We believe that the loss of any one or more of our suppliers would not have a long-term material adverse effect on us because other manufacturers with whom we conduct business or have conducted business in the past would be able to fulfill our requirements. However, the loss of one of our key suppliers could, in the short term, adversely affect our business until we secure alternative supply arrangements. In addition, we cannot assure you that any new supply arrangements we enter will have terms as favorable as those contained in current supply arrangements. We have never experienced any significant disruptions in supply as a result of shortages in raw materials.

Seasonality

Operations at our European production facilities are traditionally subject to shutdowns during the month of August each year for employee vacations. As a result, net income during the third quarter of fiscal 2006 was, and during the third quarter of any fiscal year in the future may be, lower than net income in other quarters during the same fiscal year. In view of the seasonal fluctuations, we believe that comparisons of our operating results for the third quarter of any fiscal year with those of the other quarters during the same fiscal year may be of limited relevance in predicting our future financial performance.

Employees

At December 30, 2006, we had approximately 1,800 employees worldwide. Hourly employees at seven of our 10 facilities are unionized and account for approximately 59% of our total employees. These facilities were unionized prior to our ownership; no facility has been unionized under our ownership. We have historically had good relationships with our unions, with no occurrences of any work stoppages. The following summarizes those employees represented by unions as of December 30, 2006:

Location	Number of unionized employees	% of total	Date of contract renegotiation
Corydon, Indiana	83	81	January 2010
Obernberg, Germany	17	74	Annual
Owensboro, Kentucky	167	68	April 2008
Potenza, Italy	137	100	Annual
Selestat, France	137	77	Annual
Wuppertal, Germany	471	92	Annual
Norderstedt, Germany	49	82	Annual

Total	1,061

Environmental matters

We are subject to a broad range of federal, state, local and foreign environmental laws and regulations which govern, among other things, air emissions, wastewater discharges and the handling, storage disposal and release of wastes and hazardous substances. It is our policy to comply with applicable environmental requirements at all of our facilities. We are also subject to laws, such as the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), that may impose liability retroactively and without fault for releases or threatened releases of hazardous substances at on-site or off-site locations. From time to time, we have identified environmental compliance issues at our facilities. For more information, see "—Legal proceedings" below.

We have conducted some cleanup of on-site releases at some facilities and we will be conducting additional cleanups of on-site contamination at other facilities under regulatory supervision or voluntarily. Costs for such work and related measures (such as eliminating sources of contamination) could be substantial, particularly at our Wuppertal, Germany and Potenza, Italy facilities. We have established reserves for environmental liabilities of approximately $27.9 million as of March 31, 2007. However, we do not anticipate that the remediation activities will disrupt operations at our facilities or have a material adverse effect on our business, financial condition or results of operations. In addition, we have asserted claims under an indemnity from Akzo, the prior owners of Membrana, that is expected to provide indemnification of a substantial percentage of anticipated environmental costs at Wuppertal. The amount receivable under the indemnification agreement at March 31, 2007 was $18.9 million. To date we have not had any significant disagreement with Akzo over its environmental indemnity obligations to us.

Intellectual property rights

We consider our patents and trademarks, in the aggregate, to be important to our business and seek to protect this proprietary know-how in part through United States and foreign patent and trademark registrations. Individually, however, no individual patent is material to our business, and the expiration or invalidation of any one patent would not have a material impact on our business. We own approximately 122 patents and patent applications relating to the Company's membrane and module technologies. The term of each of our U.S. patents depends on when the patent application was filed. A patent will expire either 20 years from the date the application was filed, or 17 years from the date of issuance.

In general, trademarks are valid as long as they are in use and/or their registrations are properly maintained, and trademark registrations can generally be renewed indefinitely so long as the marks are in use. Some of our registered marks include CELGARD®, Liqui-Cel®, Daramic® and PUREMA®.

In addition, we maintain certain trade secrets for which, in order to maintain the confidentiality of such trade secrets, we have not sought patent protection. Our company policies require our employees to assign their intellectual property rights to us and to treat all technology as our confidential information.

We have granted security interests or liens on some of our patents to financial institutions, including to lenders under Polypore, Inc.'s senior secured credit facilities.

If we fail to adequately protect our intellectual property rights, competitors may manufacture and market products similar to ours. The loss of protection for our intellectual property could reduce the market value of our products, reduce product sales, and lower our profits or impair our financial condition. See "Risk factors—Risks relating to our business—If we are unable to adequately protect our intellectual property, we could lose a significant competitive advantage."

Properties

Our corporate headquarters are located in leased office space in Charlotte, North Carolina. Our manufacturing facilities are strategically located to serve our customers globally:

Location(1)(5)	Floor area (sq. ft.)	Business segment	Certification
Owensboro, Kentucky	256,000	Energy Storage	ISO 14001, ISO 9001
Corydon, Indiana	161,000	Energy Storage	ISO 14001, ISO 9001
Selestat, France	110,000	Energy Storage	ISO 14001, ISO 9001
Norderstedt, Germany	124,000	Energy Storage	ISO 14001, ISO 9001
Potenza, Italy	143,000	Energy Storage	ISO 14001, ISO 9001
Prachinburi, Thailand	42,000	Energy Storage	ISO 14001, ISO 9001
Charlotte, North Carolina	142,000	Energy Storage and Separations Media	ISO 14001, ISO 9001
Shanghai, China(2)	29,000	Energy Storage	ISO 14001, ISO 9001
Wuppertal, Germany(3)	1,503,000	Separations Media	—
Obernberg, Germany(2)	23,000	Separations Media	ISO 9001
Tianjin, China(4)	47,000	Energy Storage	—

(1)
Excludes leased sales offices in Shanghai, China; Tokyo, Japan; Seoul, Korea; and Sao Paulo, Brazil.

(2)
Polypore owns the equipment and leases the facility.

(3)
Excludes approximately 633,000 square feet for portions of the facility that will no longer be used subsequent to the shutdown of cellulosic production during 2006.

(4)
In February 2007, we completed the acquisition of a 60% share in this facility.

(5)
The domestic facilities serve as collateral under the senior secured credit facilities.

Between the existing capacity at the facilities listed in the table above, planned productivity gains and planned capital expenditures for fiscal 2007, we believe we will have sufficient capacity available to meet our needs for fiscal 2007.

Legal proceedings

As part of an internal self-audit of our Corydon, Indiana and Owensboro, Kentucky facilities, we recently identified instances of potential non-compliance with our environmental operating permits at these facilities. We self-reported these issues to the proper state and federal agencies and are taking steps to resolve these issues. Although the agencies have the authority and discretion to issue substantial fines that could be material, based upon management's analysis of facts and circumstances and consideration of recent cases addressed by the agencies involved, we do not believe that the maximum penalty will be assessed or that penalties, if any, resulting from this matter will have a material adverse effect on our business, financial condition or results of operations.

We received a Finding of Violation, dated March 28, 2005, from the EPA alleging a noncompliance with the Title V Air Operating Permit at our Corydon, Indiana facility relating to the control of fugitive emissions at the facility. We recorded a reserve in 2005 for our best estimate of potential penalties. During the three months ended April 1, 2006, we finalized an agreement with the EPA that was consistent with our original estimate, which required the payment of penalties and the installation of a supplemental environmental project intended to reduce our total emissions. We have completed the work required under the agreement and on April 16, 2007, we received a letter from the EPA confirming successful completion of all obligations under the agreement and final resolution of this matter.

Recent corporate history

Polypore International is a Delaware corporation. On May 13, 2004, Polypore, Inc. and its shareholders consummated a stock purchase agreement with PP Acquisition Corporation, our indirect, wholly owned subsidiary, pursuant to which PP Acquisition Corporation purchased all of the outstanding shares of Polypore, Inc.'s capital stock. At the time of the closing of the acquisition, PP Acquisition Corporation merged with and into Polypore, Inc., with Polypore, Inc. as the surviving corporation.

Management

Executive officers and directors

The following table sets forth certain information concerning our executive officers and directors as of the close of this offering:

Name	Age	Position

Robert B. Toth	46	President, Chief Executive Officer and Director
Lynn Amos	41	Chief Financial Officer, Treasurer and Secretary
Josef Sauer	55	Vice President and General Manager, Separations Media
Mitchell J. Pulwer	54	Vice President and General Manager, Energy Storage—Electronics
Pierre Hauswald	54	Vice President and General Manager, Energy Storage—Transportation and Industrial
John O'Malley	52	Senior Vice President, Human Resources
Phillip Bryson	37	General Counsel
Michael Graff	55	Chairman of the Board of Directors
David A. Barr	43	Director
Kevin Kruse	37	Director
W. Nicholas Howley	55	Director
Frederick C. Flynn, Jr.	56	Director

Robert B. Toth became our President, Chief Executive Officer and a director on July 6, 2005. Mr. Toth previously was Chief Executive Officer and President of CP Kelco ApS, a leading global manufacturer of hydrocolloids with more than 2,000 customers in over 100 countries and facilities in North America, Europe, Asia and Latin America. Prior to joining CP Kelco in June of 2001, he spent 19 years at Monsanto and Solutia Inc. in roles of increasing responsibility, most recently as Vice President and General Manager of the Resins and Additives division of Solutia. Mr. Toth earned a bachelor's degree in Industrial Management and Industrial Engineering from Purdue University, and an MBA from the John M. Olin School of Business at Washington University in St. Louis, Missouri.

Lynn Amos has served as our Chief Financial Officer since February 2002. Prior to his current role, Mr. Amos served as Director of Corporate Development and Corporate Controller at The InterTech Group, a holding company. In these roles, Mr. Amos was directly involved in our financial and acquisition activities. Prior to joining The InterTech Group, Mr. Amos worked in a variety of financial roles at Umbro International, Reeves Industries, Inc. and Price Waterhouse. Mr. Amos holds a B.S. Degree from Western Carolina University and is a Certified Public Accountant.

Josef Sauer has served as Vice President and General Manager, Separations Media, since June 1, 2006. From July 2005 until joining Polypore, Mr. Sauer served as Business Director, Liquid Coating Resins & Additives (Europe, Middle East and Asia) for Cytec Surface Specialties based in Brussels, Belgium. From June 2003 to July 2005, Mr. Sauer served as Global Manager, Liquid Coating Resins for Surface Specialties UCB SA and from February 2003 to June 2003, he served as Business Director, Technical Products for Surface Specialties Germany GmbH & Co KG of the UCB-Group. From July 2002 to February 2003, Mr. Sauer served as Business Director, Technical Products for Solutia Inc. and from January 2000 to July 2002, he served as Commercial Director and Director, Marketing Technical Service (Europe, Middle East and Africa), Resins and Additives for Solutia Inc. In addition to an undergraduate degree in Organic Chemistry, Mr. Sauer holds a PhD in Organic Chemistry from University Dortmund, Dortmund, Germany.

Mitchell J. Pulwer has served as Vice President and General Manager, Energy Storage—Electronics, since April 17, 2006. Mr. Pulwer previously served from 2004 to 2006 as Vice President and General Manager at Solutia, Inc., where he led steady growth of the company's $600 million interlayer film division. Before that, he held roles of increasing responsibility in marketing, sales and business development in Solutia's Saflex business, from 1997 to 2004. In addition to an undergraduate degree in Chemistry, Mr. Pulwer has an MBA from Washington University, St. Louis, Missouri; a PhD in Organic Chemistry from the State University of New York-Buffalo; and a Postdoctoral Fellowship at Yale University, New Haven, Connecticut. He holds 16 patents and has been published in 14 technical publications.

Pierre Hauswald has served as Vice President and General Manager, Energy Storage—Transportation and Industrial, since June 2004. Since joining Polypore in 1981, he has held several management positions of increasing responsibility, which included Quality Control Manager, Site Manager, Worldwide Manufacturing Manager and Vice President of Manufacturing and Engineering. Mr. Hauswald graduated from the Institut National des Sciences Appliques in Lyon as a Diplomed Engineer in Chemistry and Macro-molecules.

John O'Malley has served as Senior Vice President, Human Resources since August 2005. Mr. O'Malley previously served as Senior Vice President-Human Resources for Southfield, Michigan-based GST AutoLeather, from 2003 to 2005, for which he directed all human resources activities. Before that, he held positions with increasing responsibility in human resources at several companies, including Certainteed Corporation, Formica Corporation, Clopay Corporation, and Solutia Inc. Mr. O'Malley has a bachelor's degree in Psychology from Lafayette College in Easton, Pennsylvania, and is a graduate of the University of Michigan Senior Executive Human Resources Program.

Phillip Bryson has served as General Counsel since July 2004, after having served as General Counsel and Corporate Secretary for Polymer Group, Inc., a global manufacturer of non-woven fabrics, from March 2003 until July 2004. He previously served as Deputy General Counsel at the InterTech Group where he focused on merger and acquisition activity. Mr. Bryson earned his bachelor's degree in Finance and Business Economics from the University of South Carolina, and his Juris Doctor from Columbia University in New York.

Michael Graff became Chairman of our board of directors in connection with the closing of the 2004 Transactions. Mr. Graff has served as a member and managing director of Warburg Pincus LLC and a general partner of Warburg Pincus & Co. since October 2003 and served as an advisor to Warburg Pincus LLC from July 2002 until October 2003. Prior to working with Warburg Pincus LLC, Mr. Graff spent six years with Bombardier, a transportation equipment manufacturer, first as President of Business Aircraft and later as President and Chief Operating Officer of Bombardier Aerospace Group. Prior to joining Bombardier, Mr. Graff spent 15 years with McKinsey & Company, Inc., a management consulting firm, as a partner in the New York, London, and Pittsburgh offices. Mr. Graff is a director of TransDigm Group Inc. ("TransDigm"), a producer of aircraft components, Builders FirstSource, Inc., a building products manufacturer, and CAMP Systems International, a provider of aviation management products. Mr. Graff received an A.B. Degree in Economics from Harvard College and an M.S. in Management from M.I.T.

David A. Barr became a director in connection with the closing of the 2004 Transactions. Mr. Barr has served as a member and managing director of Warburg Pincus LLC and a general partner of Warburg Pincus & Co. since January 2001. Prior to joining Warburg Pincus LLC, Mr. Barr was a managing director at Butler Capital, an investment company, where he focused on industrial and consumer leveraged buyout transactions for more than ten years. Mr. Barr is a director of TransDigm, Eagle Family Foods, Inc., a food manufacturer, Builders FirstSource, Inc. and Neiman Marcus Group, Inc., a luxury retailer. He holds a B.A. Degree in Economics from Wesleyan University and an MBA from Harvard Business School.

Kevin Kruse became a director in connection with the closing of the 2004 Transactions. Mr. Kruse has been a member and managing director of Warburg Pincus LLC since January 2006 and was previously a Vice President of Warburg Pincus LLC beginning in January 2003 and has been employed by Warburg Pincus LLC since February 2002. Prior to joining Warburg Pincus LLC, Mr. Kruse was employed by AEA Investors Inc., an investment company, where he focused on private equity opportunities in industrial and consumer products companies. Before that, he was employed by Bain & Co., a management consulting firm. Mr. Kruse is a director of TransDigm, Builders FirstSource, Inc. and Wellman, Inc., a chemical manufacturer. Mr. Kruse received an A.B. Degree in Government from Dartmouth College.

W. Nicholas Howley began serving as a member of the board of directors of the Company on January 31, 2007. Mr. Howley currently serves as the Chairman of the Board and Chief Executive Officer of TransDigm. Affiliate entities of Warburg Pincus LLC own the majority of the common stock and appoint a majority of the boards of directors of both TransDigm and the Company. Mr. Howley has served as Chief Executive Officer of TransDigm since December 2001 and has served in various roles with TransDigm since TransDigm's inception in September 1993. Mr. Howley is also a director of Satair A/S, a Danish public company.

Frederick C. Flynn, Jr. will join our board of directors as the chairman of the audit committee upon the completion of this offering. From January 1999 through September 2005, Mr. Flynn was a director and served as Senior Vice President—Finance & Administration and Chief Financial Officer of CUNO, Inc., a filtration equipment manufacturer. From 1997 through 1998, Mr. Flynn served as Senior Vice President—Finance and Chief Financial Officer of GE Capital Information Technology Solutions, a computer systems distributor and service provider. In 1996 he was Senior Vice President—Finance of National Medical Care, Inc., a healthcare services provider, and from 1979 to 1995 he was with United Technologies Corporation, a global diversified industrial corporation, the last six years as Vice President—Treasurer. Mr. Flynn is a director and chairman of the audit committee of ATMI, Inc., a supplier of materials to microelectronic manufacturers. Mr. Flynn holds a bachelor of science degree in Economics from Boston College and a master's degree in Business Administration from the University of Connecticut.

Term of executive officers and directors

Upon the closing of this offering, the board of directors will be divided into three classes to be designated as Class I, Class II and Class III, each class consisting, as nearly as possible, of one-third of the total number of directors constituting the board of directors. The Class I directors will be Mr. Graff and Mr. Howley who will be elected prior to the completion of this offering, Class II directors will be Mr. Kruse and Mr. Flynn, and the Class III directors will be Mr. Barr and Mr. Toth. The term of the Class I directors will terminate on the date of the 2008 annual meeting of our stockholders; the term of the Class II directors will terminate on the date of the 2009 annual meeting of our stockholders; and the term of the Class III directors will terminate on the date of the 2010 annual meeting of our stockholders. At each annual meeting of our stockholders, successors to the class of directors whose term expires at that meeting will be elected for three year terms. Executive officers are appointed by the board of directors and serve at the discretion of the board of directors.

Code of ethics

We have adopted a code of ethics that is applicable to our board of directors, principal executive officer and principal financial and accounting officer, as well as all our other employees. A copy of the code of ethics may be found on our website at http://www.polypore.net, under the Corporate Governance section. Our website is not incorporated by reference into this prospectus.

Board composition

According to a stockholders' agreement among the Company and our stockholders (see "Certain relationships"), Warburg Pincus has the right to have certain individuals designated by it on our board of directors, including upon completion of this offering. Currently, Warburg Pincus has designated David A. Barr, Michael Graff and Kevin Kruse and will designate such persons effective upon the closing of this offering, as its representatives under this agreement. See "Certain relationships" for more information about our stockholders' agreement, in particular what rights certain of our current stockholders will have under this agreement once the offering is completed. Messrs. Barr, Graff and Kruse are currently managing directors of Warburg Pincus LLC and partners of Warburg Pincus & Co., which is an affiliate of Warburg Pincus Private Equity VIII, L.P. and Warburg Pincus International Partners, L.P., our principal stockholders.

We believe that all of our current directors serving in fiscal 2006, other than Mr. Toth, would qualify as independent under NYSE Rule 303A. However, upon the completion of this offering, we would be exempt from such independence requirements as a "controlled company" under the relevant provisions of NYSE Rule 303A. We do not believe that any of our current directors serving in fiscal 2006 would qualify as independent under SEC Rule 10A-3 for audit committee purposes.

Board committees

Our board of directors currently has an audit committee and a compensation committee. Upon the completion of this offering, our board of directors will have an audit committee, a compensation committee and a nominating and corporate governance committee.

We will be deemed a controlled company under the rules of the NYSE, and we will qualify for the controlled company exception to the board of directors and committee composition requirements under the rules of the NYSE. Pursuant to this exception, we will be exempt from the rules that require that our board of directors be comprised of a majority of independent directors, that our compensation committee be comprised solely of independent directors and that our nominating and corporate governance committee be comprised solely of independent directors as defined under the rules of the NYSE. The controlled company exception does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act and the NYSE rules which require that our audit committee be composed of three independent directors, subject to applicable transition periods.

Audit committee

The audit committee of our board of directors will appoint, determine the compensation for and supervise our independent auditors, review our internal accounting procedures, systems of internal controls and financial statements, review and approve the services provided by our internal and independent auditors, including the results and scope of their audit, and resolve disagreements between management and our independent auditors. Currently, the audit committee consists of Messrs. Graff and Kruse. Upon completion of this offering, the audit committee will consist of Messrs. Graff, Kruse and Flynn. Only Mr. Flynn will qualify as independent under SEC Rule 10A-3 for audit committee purposes. Mr. Flynn will be chairman of the committee and will be designated as the "audit committee financial expert" as that term is defined in the rules and regulations promulgated under the Exchange Act. Within 90 days of the effective date of the registration statement of which this prospectus is a part, either Mr. Kruse or Mr. Graff will be replaced as a member of the audit committee and within one year of the effective date of the registration statement of which this prospectus is a part, the remaining non-independent director will be replaced as a member of the audit committee, in each case by a newly elected director who meets the independence standards of the Sarbanes-Oxley Act and the NYSE rules.

Compensation committee

The compensation committee of our board of directors will review and recommend to the board of directors the compensation and benefits of all of our executive officers, administer our equity incentive plans and establish and review general policies relating to compensation and benefits of our employees. Currently, the compensation committee consists of Messrs. Graff and Barr and, upon completion of this offering, will consist of Messrs. Graff and Kruse. Both Messrs. Graff and Kruse qualify as independent under NYSE Rule 303A.

Nominating and corporate governance committee

The role of the nominating and corporate governance committee of our board of directors will be to identify individuals qualified to become members of the board of directors, to recommend that the board of directors select director nominees for the next annual meeting of stockholders, and to develop and recommend to the board of directors a set of corporate governance principles applicable to the company. Upon completion of this offering, the nominating and corporate governance committee will consist of Messrs. Barr and Graff. Both Messrs. Barr and Graff qualify as independent under NYSE Rule 303A.

Compensation committee interlocks and insider participation

None of our executive officers serve as members of the board of directors or compensation committee of any entity that has an executive officer serving as a member of our board of directors or compensation committee.

Compensation discussion and analysis

Compensation philosophy

As a company whose shares were not publicly traded on an established securities market prior to the time of this offering, our compensation philosophy is primarily focused on the achievement of performance at levels necessary to provide meaningful return to our shareholders upon an ultimate liquidity event. To that end, in addition to the typical needs to attract, motivate and retain talented executives, our compensation programs were specifically designed by our compensation committee to incentivize our named executive officers to achieve short- and long-term performance goals that our shareholders established with the goal of making us an attractive candidate for either a public offering of our shares or a sale of our Company to financial or strategic buyers, and which provide our named executive officers with meaningful compensation on and following such an event. As a result, our compensation programs are weighted toward performance-based compensation, with particular emphasis on equity-based compensation, such that our named executive officers will see returns that are ultimately based upon the returns achieved by our shareholders. Although the primary goal of our current philosophy will have been achieved upon consummation of this offering, we anticipate continuing the implementation of a compensation philosophy following this offering that is focused on achieving short- and long-term performance with the goal of maximizing shareholder value.

Role of the compensation committee

Our compensation committee is responsible for determining our compensation and benefit plans generally, and establishes and reviews all compensatory plans and arrangements with respect to our named executive officers. The compensation committee meets annually early in each fiscal year to determine the achievement of performance goals for the prior fiscal year, set new performance goals for the current fiscal year, and consider compensation increases. The committee also meets periodically to discuss compensation-related matters as they arise during the year. We have not engaged any compensation consultants to advise us on compensation design or policy.

Components of compensation for 2006

For 2006, the compensation provided to our named executive officers consisted of the same elements generally available to our non-executive employees, including base salary, annual bonus, equity-based compensation and other perquisites and benefits, each of which is described in more detail below. We believe that the mix of cash- and equity-based compensation, as well as the relationship of fixed to performance-based compensation, is well balanced to further the compensation philosophy discussed previously.

Base salary

The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive's skill set, experience, role and responsibilities. Base salary is set by our compensation committee in advance of each year, with our CEO providing recommendations to the committee for each named executive officer other than himself. In making his recommendations, the CEO reviews compensation surveys published by Watson Wyatt and Salary.com in order to have a better understanding of market compensation generally. In determining base salary for any particular year, the committee considers, in addition to the CEO's recommendations, individual performance for the prior year, the mix of fixed compensation to overall compensation, and changes in the cost of living during the prior year. Our compensation committee does not benchmark compensation paid to named executive officers against any specific companies or peer groups, although members of the committee consider compensation paid to similarly situated executives at companies for which such members serve as directors (i.e., TransDigm, Builders FirstSource, Inc., Camp Systems International, Eagle Family Foods, Inc. and Neiman Marcus Group, Inc.).

Annual incentive bonuses

The annual incentive bonuses are intended to compensate executives for achieving our annual financial goals at corporate and business unit levels and for achieving measurable individual annual performance objectives. Our annual incentive bonus plan provides for a cash bonus, dependent upon our obtaining specified Adjusted EBITDA as defined in Polypore, Inc.'s senior secured credit facilities, calculated as a percentage of the executive's base salary. For purposes of determining the funding level of the incentive bonus pool, the calculation of actual Adjusted EBITDA is not subject to the $15.0 million limit on add-backs for restructuring costs under the restructuring plans as described in footnote (5) to the Adjusted EBITDA table set forth in "Management's discussion and analysis of financial condition and results of operations—Liquidity and capital resources". Actual restructuring costs for 2006 were $17.0 million, resulting in an actual Adjusted EBITDA of $141.8 million for purposes of funding the incentive bonus pool, not $139.8 million. Our compensation committee approves the annual incentive award for each of the named executive officers, with the CEO providing recommendations to the compensation committee for each named executive officer other than himself. For 2006, the target bonus awards for each of the named executive officers were as follows:

Name	Target Bonus (as a percentage of base salary)

Robert B. Toth	100%
Lynn Amos	70%
Pierre Hauswald	70%
John O'Malley	70%
Josef Sauer	70%

The incentive bonus pool for all employee bonuses, including bonuses for our named executive officers, is funded based on our level of achievement with respect to target Adjusted EBITDA, which is set at budget Adjusted EBITDA and for 2006 equaled $130.2 million. Because 2006 was the first year in which our employees participated in a formal performance-based annual bonus plan, and because no bonuses were paid for 2005, our compensation committee sought to build employee trust by setting the minimum threshold for funding the incentive bonus pool at an achievable, yet challenging, 85% of target Adjusted EBITDA. Achievement of the threshold performance level for 2006 would have resulted in 30% funding of the incentive bonus pool, which the compensation committee believed to be the minimum funding level needed to reward top performers with a meaningful incentive to achieve our performance goals. For each whole percentage point achieved in excess of 85% of target Adjusted EBITDA, the funding of the incentive bonus pool would increase by 4 2/3 percentage points, such that upon achievement of target Adjusted EBITDA, 100% of the incentive bonus pool would be funded. For each whole percentage point that Adjusted EBITDA exceeded target Adjusted EBITDA in 2006, the funding of the incentive bonus pool would further increase by 6 1/2 percentage points, which the committee determined appropriate to reward performance that was better than the target. There is no maximum funding level for the incentive bonus pool.

Based on an actual Adjusted EBITDA of $141.8 million, or 108.9% of target, the incentive bonus pool for fiscal year 2006 was 158% funded. In addition to this Company performance target, each business unit is assigned performance targets at the beginning of each fiscal year. Total funding of the incentive bonus pool is then allocated to each business unit relative to its performance within the Company, and our compensation committee adjusts the actual amount of each named executive officer's bonus from the target bonus amount in respect of such year based upon the achievement of business unit and other individual goals and objectives set for each named executive officer at the beginning of such year by our CEO. Due to this adjustment, the level of funding of the incentive bonus pool does not necessarily determine the percentage of target bonus achieved by any given named executive officer.

We have established target Adjusted EBITDA for purposes of funding the incentive bonus pool for the 2007 performance period at $147.0 million, which is considered challenging yet achievable by the Company and fair for our named executive officers. In addition, for the 2007 fiscal year, the minimum threshold for funding of the incentive bonus pool has been set at 90% of target.

The actual amount of an executive's annual bonus in respect of such year will be increased or decreased from the target bonus amount based upon Company, business unit and individual performances. Actual 2006 bonus amounts are set forth in the Summary Compensation Table and were paid in March 2007.

Long-term equity compensation

To date, all of the long-term equity incentives granted to named executive officers have been in the form of stock options, which we believe provide an effective incentive with respect to Company performance and an effective retention mechanism as a result of the applicable vesting mechanics of the awards. During 2006, we adopted our 2006 Stock Option Plan, which replaced our previous plan, in order to better align the equity ownership by our employees with the expectations as to long-term Company performance. Options granted in 2006 under the 2006 Stock Option Plan vest based upon the satisfaction of Adjusted EBITDA targets over the four-fiscal-year period beginning with fiscal 2006. Specifically, 50% of the awards are subject to annual vesting upon achievement of annual Adjusted EBITDA targets, which for fiscal years 2006, 2007, 2008 and 2009 are, in millions, $130.2, $142.1, $150.1 and $158.6, respectively. The remaining 50% vest based upon the level of achievement of a cumulative EBITDA target for fiscal year 2009 of $581.0 million such that 10% of the remaining options vest for each whole percentage point that the cumulative EBITDA for fiscal year 2009 is in excess of 90% of the cumulative EBITDA target. Additionally, all or a portion of the options granted will vest upon a change in control if certain of our shareholders receive annualized net rates of return on their investment. Pursuant to the 2006 Stock Option Plan, upon a change in control that results in a net rate of return of 20% to such investors, 70% of the total number of options held by each named executive officer under such plan, including those already vested, shall then be vested, and an additional 6%, up to a total of 100%, of such options shall be vested for each whole percentage point that net rate of return is in excess of 20%. For purposes of the 2006 Option Plan, this offering does not constitute a change in control. The number of options granted to each executive was determined by our compensation committee and primarily based upon the executive's relative position within the Company as well as the executive's contribution to our operating results and his expected future contribution. The exercise prices of our stock option grants were set at the fair market value of a share of our stock at the time of the grant, with fair market values being determined by the board of directors using reasonable valuation methodologies in a manner consistent with the requirements of Section 409A of the Internal Revenue Code for private company stock.

Upon the adoption of the 2006 Stock Option Plan, all unvested awards outstanding under our 2004 Stock Option Plan were canceled, and all outstanding vested awards were made subject to the terms and conditions of the 2006 Stock Option Plan. In connection with this assumption, all options held by Messrs. Toth and O'Malley that had an exercise price greater than the fair market value of the underlying stock were repriced such that the applicable exercise price was made equal to the then-fair market value. Our compensation committee determined that this repricing was necessary to minimize the effect of a decline in our fair market value that was the culmination of a trend originating prior to the tenure of, and having little to do with, the performance of either Mr. Toth or Mr. O'Malley, and to reward Messrs. Toth and O'Malley for their significant contributions to our subsequent and continuing success.

Prior to the consummation of this offering and in connection with our transition to a publicly-traded company, we plan to adopt a stock incentive plan (our "2007 Stock Incentive Plan") that will afford more flexibility to our compensation committee by allowing grants of a wide variety of equity awards to our key employees, directors and consultants, including nonqualified stock options, shares of restricted stock and other awards that are valued by reference to, or otherwise based on, the fair market value of our common stock. In addition, our 2007 Stock Incentive Plan will provide greater flexibility to our compensation committee in setting vesting schedules of awards. This plan is designed to assist us in attracting, retaining, motivating and rewarding key employees, directors and consultants, and promoting the creation of long-term value for our stockholders by closely aligning the interests of these individuals with those of our stockholders. The 2007 Stock Incentive Plan will replace our existing 2006 Stock Option Plan immediately upon the consummation of this offering, and no future grants will be made under the 2006 Option Plan.

Perquisites and other benefits

Our named executive officers are eligible to receive the same benefits, including life and health benefits, that are available to all employees. We also provide certain additional perquisites to our named executive officers, on a case-by-case basis, including a car allowance, tax preparation services, reimbursement of relocation costs and tax gross-ups related to such reimbursement of relocation costs and insurance premiums. With respect to the perquisites provided, we believe that it is necessary to provide such perquisites given the competitive market for talent, and such perquisites serve to allow our named executive officers to better focus on our business.

Severance benefits

Each of our named executive officers is entitled to receive severance benefits upon certain qualifying terminations of employment, based either on an applicable provision in such executive's employment agreement or pursuant to the terms of our Executive Severance Policy. These severance arrangements are intended to retain executives and provide continuity of management in connection with a threatened or actual change in control transaction.

Summary compensation table

The following table shows information regarding the compensation earned during the fiscal year ended December 30, 2006 by our CEO, our Chief Financial Officer and our three other most highly compensated executive officers who were employed by us as of December 30, 2006, and whose total compensation exceeded $100,000 during that fiscal year.

Name and Principal Position	Year	Salary ($)	Option Awards(1) ($)	Non-Stock Incentive Plan Compensation(2) ($)	All Other Compensation(3) ($)	Total ($)

Robert B. Toth President and Chief Executive Officer	2006	472,500	207,916	750,000	65,497	1,495,913
Lynn Amos Chief Financial Officer, Treasurer and Secretary	2006	259,231	44,065	294,000	16,540	613,836
Pierre Hauswald Vice President & General Manager, Energy Storage—Transportation and Industrial	2006	215,385	44,173	268,000	75,947	603,505
John O'Malley Senior Vice President of Human Resources	2006	223,077	31,305	250,000	71,273	575,655
Josef Sauer(4) Vice President & General Manager, Separations Media	2006	149,454	45,942	230,000	94,834	520,230

(1)    Option awards consist of stock compensation expense related to grants made under the Polypore International, Inc. 2006 Stock Option Plan. The valuation of these options was based on the grant date fair value of the options calculated pursuant to FAS 123(R). Assumptions used in the calculation of the option's fair value are included in Note 15 of our consolidated financial statements included elsewhere in this prospectus.
During 2006, Messrs. Toth and O'Malley's stock options issued under the Polypore International, Inc. 2004 Stock Option Plan were repriced. Messrs. Toth and O'Malley's option award amounts include $46,000 and $1,000, respectively, related to the option repricings.

(2)    Non-stock incentive plan compensation consists of incentive bonuses earned in 2006 under our Employee Incentive Program which were paid in March 2007.

(3)    All Other Compensation consists of the following items:

•
Mr. Toth—Employer basic and matching 401(k) contributions of $17,600, tax gross-ups of $15,956, car allowances of $12,000, tax preparation fees of $10,600 and life insurance and disability premiums of $9,341

•
Mr. Amos—Employer basic and matching 401(k) contributions of $16,540

•
Mr. Hauswald—Contributions to the Expatriate Retirement Fund of $29,000, airline tickets for family of $15,232, tax gross-ups of $12,345, employer basic 401(k) contributions of $10,769, car allowances of $4,545, tax preparation fees of $3,000 and life insurance premiums of $1,056

•
Mr. O'Malley—Relocation costs of $25,294, tax gross-ups of $20,240, employer basic and matching 401(k) contributions of $16,739, car allowances of $6,000 and tax preparation fees of $3,000

•
Mr. Sauer—Life insurance premiums of $58,798, car allowances of $18,804, relocation costs of $15,833 and statutory savings and vacation allowances of $1,399

(4)    Mr. Sauer commenced his employment with us during June 2006. His annual salary is €200,000. Mr. Sauer was compensated in Euros. The compensation amounts shown in the table were translated into U.S. dollars using an exchange rate of $1.2810 per euro, which was the average exchange rate during Mr. Sauer's period of employment.

2006 grants of plan-based awards table

This table discloses the potential future payouts under our non-equity incentive plan. It also captures the actual numbers of stock options granted and the grant date fair value of these awards.

		Estimated Future Payouts Under Non- Equity Incentive Plan Awards (1)				Estimated Future Payouts Under Equity Incentive Plan Awards
									All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh) (2)		Grant Date Fair Value of Stock and Option Awards (3)
Name	Grant Date	Threshold ($)	Target ($)		Maximum ($)	Threshold (#)	Target (#)	Maximum (#)

Robert B. Toth	6/15/06 6/15/06	— — —	$	— — 472,500	— — —	— — —	610,623 153,024 —	— — —	— — —	$ $	5.24 5.24 —	$ $	803,668 46,000 —	(4)
Lynn Amos	6/15/06	— —	$	— 183,400	— —	— —	166,145 —	— —	— —		$5.24 —		$218,671 —
Pierre Hauswald	6/15/06	— —	$	— 154,000	— —	— —	166,587 —	— —	— —		$5.24 —		$219,253 —
John O'Malley	6/15/06 6/15/06	— — —	$	— — 148,400	— — —	— — —	114,252 3,686 —	— — —	— — —	$ $	5.24 5.24 —	$ $	150,372 1,000 —	(4)
Josef Sauer	6/15/06	— —	$	— 178,900	— —	— —	173,221 —	— —	— —		$5.24 —		$227,984 —

(1)    See "—Components of compensation for 2006—Annual incentive bonuses" for further information regarding the variability of the payouts under the Employee Incentive Program and for how target amounts are determined as a percent of annual base salary.

(2)    Because our stock was not publicly-traded on the grant date, the exercise price was established at the fair market value of the stock at that date, which was calculated in a manner consistent with the requirements of Section 409A of the Internal Revenue Code for private company stock.

(3)    Represents the grant date fair value of the stock options granted as determined pursuant to FAS 123(R). The amounts listed represent the total share-based compensation to be recognized by us over the vesting periods of the stock options.

(4)    Represents the compensation expense associated with the repricing of options during 2006 as determined pursuant to FAS 123(R).

2006 outstanding equity awards at fiscal year-end

Option awards
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date

Robert B. Toth	153,024 76,328	— —	— 534,295(1)	$5.24 $5.24	7/6/15 6/15/16
Lynn Amos	7,076 20,787	— —	— 145,358(1)	$4.92 $5.24	5/13/14 6/15/16
Pierre Hauswald	6,634 20,823	— —	— 145,764(1)	$4.92 $5.24	5/13/14 6/15/16
John O'Malley	3,686 14,300	— —	— 99,952(1)	$5.24 $5.24	11/1/15 6/15/16
Josef Sauer	21,671	—	151,550(1)	$5.24	6/15/16

(1)
One-seventh of the options are subject to vesting upon the achievement of applicable annual Adjusted EBITDA targets for each of the 2007, 2008 and 2009 fiscal years, and the remaining four-sevenths of the options are subject to vesting on the achievement of applicable cumulative Adjusted EBITDA targets for the 2009 fiscal year. Options are also subject to accelerated vesting upon a change in control pursuant to which certain of our shareholders receive an annualized net rate of return on their investment starting at 20%, with all such options vesting upon receipt of an annualized net rate of return equal to or in excess of 25%.

Potential payments upon termination or change in control

Employment agreements

We are a party to an employment agreement with Mr. Toth, with a term that runs until July 6, 2008, and is automatically renewed for successive one year terms thereafter unless and until either party delivers notice of termination within 120 days of the expiration of the then current term. Under the terms of the employment agreement, Mr. Toth's salary was $472,500 for 2006. Mr. Toth's salary can be increased (but not decreased) at the discretion of the board of directors. As of January 1, 2007, Mr. Toth's salary was increased to $525,000. Mr. Toth is also eligible to receive incentive bonus compensation with a target of not less than 100% of his base salary.

If Mr. Toth resigns with good reason or is terminated without cause, or his employment term is not extended, then he will receive (i) an amount equal to the greater of his aggregate base salary payable for the remainder of his employment term or his current base salary, (ii) an amount equal to the greater of his annual bonus from the preceding year or 50% of the current year's target annual bonus; provided, that if more than a year remains on the employment term, such amount will be increased by a multiple of the number of months remaining in the employment term divided by twelve, and (iii) continuation of employee benefits through the longer of the remainder of the employment term or the one-year period following such termination.

If Mr. Toth's employment is terminated in anticipation of or within twelve months following a merger, consolidation or similar event, then, in lieu of the amounts described above, he will receive (i) an amount equal to the greater of his aggregate base salary payable for the remainder of his employment term or two times his current base salary and (ii) an amount equal to two times the greater of his annual bonus from the preceding year or 50% of the current year's target annual bonus; provided, that if more than two years remain on the employment term, such amount will be increased by a multiple of the number of months remaining in the employment term divided by twelve.

We are also a party to an employment agreement with Mr. Sauer, with a term that runs until Mr. Sauer's retirement or until terminated by either party, with a required notice period of twelve months. Under the terms of the employment agreement, Mr. Sauer's annual salary is €200,000. Mr. Sauer is also eligible to receive incentive bonus compensation with a target of 70% of his base salary. Additionally, we have agreed to provide certain retirement benefits through the purchase of life insurance contracts for Mr. Sauer. In the event that we terminate Mr. Sauer, he will receive a severance payment equal to his current annual salary.

Executive severance policy

Each of our executive officers, other than Mr. Toth and Mr. Sauer, participates in our Executive Severance Policy, which provides severance benefits upon certain terminations without cause, including terminations in connection with a merger, consolidation or similar change of control event. The severance benefits consist of one year's base salary and medical benefits for a year.

2006 Stock Option Plan

Options granted under our 2006 Stock Option Plan typically vest based on the satisfaction of certain annual and cumulative performance criteria over the four-year fiscal period ended in fiscal 2009. Upon a change in control, all or a portion of the options that were granted under the stock option plan will vest if equity investors receive predetermined rates of return on their investment starting with a rate of return of 20%, with all options vesting if the rate of return is 25% or more. As of March 31, 2007, under the 2006 Stock Option Plan, there were stock options for 1,948,773 shares outstanding, of which 252,459 options were vested. As of March 31, 2007, under the 2004 Stock Option Plan, there were stock options for 192,829 shares outstanding, all of which were vested and are now subject to the terms of the 2006 Stock Option Plan. An initial public offering is not considered a Change in Control under the 2006 Stock Option Plan.

Tabular summary

The table below reflects the amount of compensation and benefits payable to each named executive officer in the event of (i) termination for cause or without good reason ("voluntary termination"), (ii) termination other than for cause or with good reason ("involuntary termination"), (iii) termination in connection with a change in control, (iv) death and (v) disability. The amounts shown assume that the applicable triggering event occurred on December 30, 2006, and therefore are estimates of the amounts that would be paid to the named executive officers upon the occurrence of such triggering event.

Name	Type of payment	Voluntary termination	Involuntary termination		Change in control(1)		Death		Disability

Robert B. Toth	Cash Severance	—	$1,063,125		$1,417,500		$472,500	(2)	$472,500	(2)
	Continued Benefits	—	$84,127		$112,170		$7,099		$7,099
	Stock Option Acceleration	—	—		$1,422,890		—		—
Lynn Amos	Cash Severance	—	$262,000		$262,000		—		—
	Continued Benefits	—	$7,099		$7,099		—		—
	Stock Option Acceleration	—	—		$387,133		—		—
Pierre Hauswald	Cash Severance	—	$220,000		$220,000		—		—
	Continued Benefits	—	$7,099		$7,099		—		—
	Stock Option Acceleration	—	—		$388,311		—		—
John O'Malley	Cash Severance	—	$212,000		$212,000		—		—
	Continued Benefits	—	$7,099		$7,099		—		—
	Stock Option Acceleration	—	—		$266,203		—		—
Josef Sauer	Cash Severance	—	$263,400	(3)	$263,400	(3)	—		$83,950	(3)
	Continued Benefits	—	—		—		—		—
	Stock Option Acceleration	—	—		$403,623		—		—

(1)
Upon a change of control that results in a Net Rate of Return (as defined in the 2006 Stock Option Plan) of 20% of more to our shareholders, 70% of all options will vest. The vesting percentage rises to 100% if the Net Rate of Return equals 25%. The stock option acceleration benefit assumes that a Net Rate of Return of 25% was achieved and was calculated as based on the difference between the fair market value of a share of Polypore International, Inc. stock at December 30, 2006 (calculated to be $1,165.09) and the strike price of the unvested options ($772.46) multiplied by the number of unvested stock options held be each executive.

(2)
If deceased or disabled, Mr. Toth, or his estate, is entitled to receive his pro-rated bonus assuming we have achieved our performance targets. Mr. Toth and his dependents are also entitled to continued medical benefits for up to 12 months.

(3)
Amounts translated into U.S. dollars using the December 30, 2006 exchange rate of $1.3170 per Euro. Mr. Sauer is to receive €200,000 in severance upon his termination by the Company. He will also receive €63,743 if he becomes disabled.

2007 Stock Incentive Plan

As discussed above, in connection with this offering, we plan to adopt the 2007 Stock Incentive Plan to assist us in attracting, retaining, motivating and rewarding key employees, directors and consultants.

Our compensation committee will administer our 2007 Stock Incentive Plan and will be authorized to determine who will receive awards under the plan, as well as the form of the awards, the number of shares subject to the awards, the vesting and performance requirements related to awards, and other terms and conditions relating to such awards, each in accordance with the terms of the plan. The committee will also be authorized to interpret the plan, to establish, amend and rescind any rules and regulations relating to the plan, and to make any other determinations that it deems necessary or desirable for the administration of the plan. The compensation committee may also delegate to our officers or employees, or other committees, subject to applicable law, the authority, subject to such terms as the compensation committee determines, to perform such functions, including but not limited to administrative functions, as the compensation committee may determine appropriate, including the appointment of agents to assist it in administering the plan. Any action of the compensation committee will be final, conclusive and binding on all persons, including participants in the plan and their beneficiaries.

The total number of shares of our common stock that we plan to make available for issuance or delivery under our 2007 Stock Incentive Plan will be 1,751,963, subject to adjustment in the event of any stock dividend or split, reorganization, recapitalization, merger, share exchange or any other similar corporate transaction or event. For the purpose of determining the remaining shares of common stock available for grant under our 2007 Stock Incentive Plan, to the extent that an award expires or is canceled, forfeited, settled in cash or otherwise terminated without a delivery to the participant of the full number of shares to which the award related, the undelivered shares will again be available for grant. Similarly, shares withheld in payment of the exercise price or taxes relating to an award and shares equal to the number surrendered in payment of any exercise price or taxes relating to an award shall be deemed to constitute shares not delivered to the participant and shall be deemed to be available again for future grants of awards under our 2007 Stock Incentive Plan. In order to qualify certain awards under the plan as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code, as of the first date required by Section 162(m) of the Internal Revenue Code, no employee shall be eligible to be granted during any calendar year options or stock appreciation rights covering more than the maximum number of shares of stock then-available for issue under our 2007 Stock Incentive Plan.

Options granted under our 2007 Stock Incentive Plan will expire no later than the 10th anniversary of the applicable date of grant. The options will have an exercise price determined by the compensation committee at the time of grant, although options intended to not be considered "nonqualified deferred compensation" within the meaning of Section 409A of the Internal Revenue Code, or to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code, will have an exercise price that is not less than the fair market value of our stock on the grant date. The term "fair market value" is defined as the closing price of our stock as of any particular date on the principal national securities exchange on which our stock is listed and traded on such date, or if our stock is not listed on an exchange, the amount determined by our board of directors in good faith to be the fair market value.

Our 2007 Stock Incentive Plan also expressly permits the compensation committee to grant shares of restricted stock, which generally refers to shares of our common stock that are subject to vesting conditions or other lapsing repurchase rights upon a termination of a recipient's employment, which conditions or rights are determined by the compensation committee at the time of award. Recipients of restricted stock awards generally have the rights and privileges of a stockholder as to such restricted stock, including the right to vote. Dividends paid on restricted stock shall be withheld by us for the holder's account, which account is subject to forfeiture to the same degree as the shares of restricted stock to which such dividends relate.

The compensation committee may, in the event of a change in control, provide that any outstanding awards that are unexercisable or otherwise unvested may become immediately exercisable and otherwise fully vested. In addition, the compensation committee may, in its sole discretion, provide for the termination of an award upon the consummation of the change in control and the payment of a cash amount in exchange for the cancellation of an award, and/or the issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected award.

Our board of directors will have the ability to amend or terminate our 2007 Stock Incentive Plan at any time, provided that no amendment or termination will be made that impairs the rights of the holder of any award.

Director compensation

During 2006, we did not have any outside directors. Mr. Nicholas Howley was appointed to the board of directors on January 31, 2007. We pay our outside directors (which do not include Messrs. Toth, Barr, Graff or Kruse) an annual retainer fee of $20,000, plus $5,000 for each board meeting they attend. In addition, we pay each of our outside directors $5,000 per year for each committee of our board of directors for which they act as chairperson. Upon the completion of this offering, we will revise the outside director compensation to increase the annual retainer fee to $40,000, reduce the compensation for each meeting attended to $2,500, award $10,000 in restricted stock annually and increase the compensation for the audit committee chairperson to $15,000. Additionally, with the exception of the restricted stock award, the directors can choose to have their compensation paid in the form of either cash or stock. The restricted stock awards will vest equally over a period of three years. We also may from time to time grant our outside directors options to purchase shares of our common stock in amounts and upon terms to be determined by our board of directors. Other than outside directors, we do not compensate our directors for serving on our board of directors or any of its committees. We do, however, reimburse each member of our board of directors for out-of-pocket expenses incurred in connection with attending our board and committee meetings.

Principal and selling stockholders

The following table sets forth information with respect to beneficial ownership of our common stock as of June 25, 2007, and as adjusted to reflect the sale of shares of common stock in the offering, for: (a) each stockholder who we know beneficially owns more than 5% of our outstanding shares of common stock; (b) the selling stockholders; (c) each of our directors; (d) each of our named executive officers; and (e) all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. The number of shares outstanding used in calculating the percentage of beneficial ownership for each person listed below includes the shares underlying options held by such person that are exercisable within 60 days of June 25, 2007, but excludes shares underlying options held by any other person. The number of shares of common stock outstanding and the percentages of beneficial ownership of each person included in the columns entitled "After the Offering" are based on 40,306,928 shares of common stock being outstanding and include the 15,000,000 shares offered by us in this offering. Except as indicated in the footnotes to this table and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock listed as beneficially owned by them. Unless otherwise indicated, the principal address for each of the stockholders is c/o Polypore International, Inc., 11430 North Community House Road, Suite 350, Charlotte, NC 28277.

	Number of Shares Beneficially Owned		Percentage Beneficially Owned
Name and address of beneficial owner	Prior to the Offering	After the Offering	Prior to the Offering	After the Offering

Warburg Pincus Private Equity VIII, L.P.(1)(2)	23,095,596	23,095,596	91.3%	57.3%
Warburg Pincus International Partners, L.P.(1)(3)	23,095,596	23,095,596	91.3%	57.3%
PP Holding, LLC(1)(4)	20,884,264	20,884,264	82.5%	51.8%
Named Executive officers:
Robert B. Toth(4)(9)	229,352	229,352	*	*
Lynn Amos(4)(10)	27,863	27,863	*	*
Josef Sauer(11)	21,671	21,671	*	*
John O'Malley(4)(12)	17,986	17,986	*	*
Pierre Hauswald(4)(13)	27,457	27,457	*	*
Directors:
W. Nicholas Howley(4)(14)	17,396	17,396	*	*
David A. Barr(5)	25,306,928	25,306,928	100.0%	62.8%
Michael Graff(6)	25,306,928	25,306,928	100.0%	62.8%
Kevin Kruse(7)	25,306,928	25,306,928	100.0%	62.8%
Frederick C. Flynn, Jr.	—	—	*	*
All directors and executive officers as a group (11 persons prior to the consummation of the offering and 12 persons thereafter)(8)	25,683,076	25,683,076	100.0%	63.1%

*
Less than 1% of the outstanding shares of common stock.

(1)
Assumes no exercise of the underwriters' over-allotment option. Warburg Pincus Private Equity VIII, L.P., Warburg Pincus International Partners, L.P., and PP Holding, LLC have each granted the underwriters an option for a period of 30 days to purchase up to 196,606, 196,606 and 1,856,788 additional shares of our common stock, respectively, or a total of 2,250,000 additional shares of our common stock on the same terms and conditions set forth on the cover of this prospectus to cover over-allotments, if any. In the event the over-allotment option is exercised in full, (i) Warburg Pincus Private Equity VIII, L.P. will beneficially own 21,042,202 shares, or 52.2%, of our common stock after this offering; (ii) Warburg Pincus International Partners, L.P. will beneficially own 21,042,202 shares, or 52.2%, of our common stock after this offering; and (iii) PP Holding, LLC will beneficially own 19,027,476 shares, or 47.2%, of our common stock after this offering. See Notes 2 and 3 below.

(2)
Includes 2,211,332 shares owned directly and 20,884,264 shares beneficially owned through PP Holding, LLC. Warburg Pincus Private Equity VIII, L.P., including two related limited partnerships ("WP VIII"), is one of two managing members of PP Holding, LLC and may be deemed to own beneficially all of the shares owned by PP Holding, LLC. Warburg Pincus Partners LLC ("WPP LLC") is the sole general partner of WP VIII. WPP LLC is managed by Warburg Pincus & Co., a New York general partnership ("WP"). WP VIII is managed by Warburg Pincus LLC, a Delaware limited liability company ("WP LLC"). The address of the Warburg Pincus entities is 466 Lexington Avenue, New York, New York 10017. See Note 4 below.

(3)
Includes 2,211,332 shares owned directly and 20,884,264 shares beneficially owned through PP Holding, LLC. Warburg Pincus International Partners, L.P., including two related limited partnerships ("WPIP"), is one of the managing members of PP Holding, LLC and may be deemed to own beneficially all of the shares owned by PP Holding, LLC. WPP LLC is the sole general partner of each of these entities. WPIP is managed by WP LLC. The address of the Warburg Pincus entities is 466 Lexington Avenue, New York, New York 10017. See Note 4 below.

(4)
WP VIII and WPIP each own 70,000 Class A units of PP Holding, LLC, representing an aggregate of approximately 99% of the outstanding membership interests of PP Holding, LLC. Robert B. Toth, Lynn Amos, John O'Malley, Pierre Hauswald and W. Nicholas Howley own, in the aggregate, 1,127 Class A units of PP Holding, LLC, representing an aggregate of approximately 0.8% of the outstanding membership interests of PP Holding, LLC.

(5)
In the event the over-allotment is exercised in full, Mr. Barr would be deemed to beneficially own 23,056,928 shares of common stock or 57.2% of common stock after this offering. Mr. Barr, a director of Polypore International, is a general partner of WP and a managing director and member of WP LLC. All shares indicated as owned by Mr. Barr are included because of his affiliation with the Warburg Pincus entities. Mr. Barr owns no shares individually and disclaims beneficial ownership of all shares owned by the Warburg Pincus entities except to the extent of any pecuniary interest therein. His address is c/o Warburg Pincus LLC, 466 Lexington Avenue, New York, NY 10017.

(6)
In the event the over-allotment is exercised in full, Mr. Graff would be deemed to beneficially own 23,056,928 shares of common stock or 57.2% of common stock after this offering. Mr. Graff, a director of Polypore International, is a general partner of WP and a managing director and member of WP LLC. All shares indicated as owned by Mr. Graff are included because of his affiliation with the Warburg Pincus entities. Mr. Graff owns no shares individually and disclaims beneficial ownership of all shares owned by the Warburg Pincus entities except to the extent of any pecuniary interest therein. His address is c/o Warburg Pincus LLC, 466 Lexington Avenue, New York, NY 10017.

(7)
In the event the over-allotment is exercised in full, Mr. Kruse would be deemed to beneficially own 23,056,928 shares of common stock or 57.2% of common stock after this offering. Mr. Kruse, a director of Polypore International, is a general partner of WP and a managing director and member of WP LLC. All shares indicated as owned by Mr. Kruse are included because of his affiliation with the Warburg Pincus entities. Mr. Kruse owns no shares individually and disclaims beneficial ownership of all shares owned by the Warburg Pincus entities except to the extent of any pecuniary interest therein. His address is c/o Warburg Pincus LLC, 466 Lexington Avenue, New York, NY 10017.

(8)
Reflects all shares of common stock of the Company that may be deemed to be beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by directors and executive officers, including an aggregate of 376,148 shares subject to options exercisable within 60 days of June 25, 2007. In the event the over-allotment is exercised in full, the directors and executive officers as a group would beneficially own 23,433,076 shares of common stock or 57.6% of common stock after this offering, including an aggregate of 376,148 shares subject to options exercisable within 60 days of June 25, 2007.

(9)
Reflects options to purchase 229,352 shares exercisable within 60 days of June 25, 2007.

(10)
Reflects options to purchase 27,863 shares exercisable within 60 days of June 25, 2007.

(11)
Reflects options to purchase 21,671 shares exercisable within 60 days of June 25, 2007.

(12)
Reflects options to purchase 17,986 shares exercisable within 60 days of June 25, 2007.

(13)
Reflects options to purchase 27,457 shares exercisable within 60 days of June 25, 2007.

(14)
Reflects options to purchase 17,396 shares exercisable within 60 days of June 25, 2007.

Description of indebtedness

Summarized below are the principal terms of the agreements that govern our indebtedness. This summary is not a complete description of all the terms of such agreements.

Polypore International, Inc.'s 10 1/2% senior discount notes due 2012

In October 2004, we issued $300.0 million in aggregate principal amount at maturity of senior discount notes bearing interest at 10 1/2% per annum. The discount notes will mature in 2012 and, except under certain circumstances, such notes do not require principal payments prior to their maturity in 2012. Prior to October 1, 2008, interest accrues on the discount notes in the form of an increase in the accreted value of the discount notes. The accreted value of the discount notes will increase from the date of issuance until October 1, 2008 at a rate of 10 1/2% per annum, reflecting the accrual of non-cash interest, such that the accreted value will equal the principal amount at maturity of $300.0 million on October 1, 2008. Beginning on October 1, 2008, cash interest on the discount notes will accrue at a rate of 10 1/2% per annum and will be payable semi-annually beginning in April 2009. The 10 1/2% senior discount notes contain customary covenants and events of default, including covenants that limit our ability to incur debt, pay dividends, and make investments.

Before October 1, 2008, we may redeem some or all of the 10 1/2% senior discount notes at a price equal to 100% of the accreted value thereof, subject to payment of a make-whole provision and with not less than 30 nor more than 60 days' notice. In addition, at any time before October 1, 2007, we may redeem up to an aggregate principal amount not to exceed 35% of the notes with the net cash proceeds from certain equity offerings at a redemption price of 110.5% of the accreted value thereof. In order for us to make such a redemption, at least 65% of the original aggregate principal amount of the notes (other than notes held by us or our affiliates) must remain outstanding immediately after the occurrence of each such redemption and each such redemption must occur within 90 days after the date of the related equity offering. In conjunction with this offering, we intend to launch a tender offer for and consent solicitation relating to these notes.

We anticipate using cash and the net proceeds of the offering to purchase our 10 1/2% senior discount notes due 2012. The accreted value of the discount notes at March 31, 2007 was $257.3 million.

Polypore, Inc.'s senior secured credit facilities

General

In connection with the 2004 Transactions, Polypore, Inc. entered into a senior secured credit agreement with a syndicate of financial institutions and institutional lenders. We intend to refinance Polypore, Inc.'s senior secured credit facilities concurrent with this offering and replace it with new $460.0 million senior secured credit facilities. The refinancing is not a condition to the offering and there is no assurance that we will complete the refinancing.

The terms of the new senior secured credit facilities are discussed below under the section entitled "—Polypore, Inc's new senior secured credit facilities."

Set forth below is a summary of the terms of Polypore, Inc.'s senior secured credit facilities.

The senior secured credit facilities provide for senior secured financing, consisting of:

•
a $370.0 million term loan facility and a €36.0 million term loan facility that mature in November 2011 and were drawn in full in connection with the consummation of the 2004 Transactions; and

•
a $90.0 million revolving loan facility, including a letter of credit sub-facility of $50.0 million and a foreign currency sub-facility (available in euros) of $50.0 million, that will terminate in May 2010.

In addition, we have the right to request (but no lender is committed to provide) additional term loans under the facility, subject to the satisfaction of customary conditions, including our being in pro forma compliance with the financial covenants in the credit agreement after giving effect to any such incremental term loan borrowings.

All borrowings under the senior secured credit facilities are subject to the satisfaction of customary conditions, including absence of a default and accuracy of representations and warranties.

Proceeds of the initial $370.0 million and €36.0 million in term loans were used to finance the 2004 Transactions. The proceeds of the revolving loan are used to provide financing for working capital and general corporate purposes.

Interest and fees

The interest rates per annum applicable to loans, other than swingline loans, under Polypore, Inc.'s senior secured credit facilities are, at our option, equal to either an alternate base rate (in the case of loans denominated in U.S. dollars) or an adjusted LIBO rate for one, two, three, six or, under certain circumstances, twelve-month interest periods chosen by us, in each case, plus an applicable margin percentage.

The alternate base rate is the greater of (i) JPMorgan Chase Bank, N.A. prime rate or (ii) 50 basis points over the weighted average of rates on overnight Federal funds as published by the Federal Reserve Bank of New York. The adjusted LIBO rate is determined by reference to settlement rates established for deposits in dollars in the London interbank market for a period equal to the interest period of the loan and the maximum reserve percentages established by the Board of Governors of the United States Federal Reserve to which our lenders are subject. The applicable margin percentage is a percentage per annum equal to 2.00% for alternate base rate loans or 3.00% for adjusted LIBO rate loans where Polypore, Inc.'s leverage ratio is greater than 4.75 to 1.00. So long as no default has occurred and is continuing, the applicable margin percentage under the revolving loan facility will be subject to adjustments based on performance goals. Interest rates will be subject to increase upon certain downgrades in ratings of the senior, unsecured long-term debt of Polypore, Inc. or the failure to obtain such ratings.

On the last day of each calendar quarter we are required to pay each lender a commitment fee in respect of any unused commitments under the revolving loan facility.

Prepayments

Subject to exceptions, the senior secured credit facilities require mandatory prepayments of term loans based on a certain percentage of excess cash flow and from the net cash proceeds of asset sales and recovery events or the issuance of certain debt securities. Certain prepayments of the term loans under the senior secured credit facilities will trigger specified prepayment fees. Subject to certain requirements, Polypore, Inc. may refinance its senior secured credit facilities without a prepayment penalty in connection with an initial public offering of Polypore, Inc., PP Holding Corporation or Polypore International, Inc. generating gross proceeds of at least $150.0 million.

Amortization of principal

The term loans require quarterly payments of principal at the end of each fiscal quarter, with the balance payable at final maturity. All scheduled amortization payments will be ratably increased by the aggregate principal amount of incremental term loans, if any.

Collateral and guarantors

Indebtedness under the senior secured credit facilities is guaranteed by PP Holding Corporation and all of Polypore, Inc.'s current and future domestic subsidiaries (with certain agreed exceptions) and is secured by a first priority security interest in substantially all existing and future property and assets of PP Holding Corporation, Polypore, Inc. and such current and future domestic subsidiaries (subject to exceptions to be agreed), including accounts receivable, inventory, equipment, general intangibles, intellectual property, investment property and other personal property, owned cash and cash proceeds of the foregoing, first priority pledge of the capital stock of Polypore, Inc. and the guarantor subsidiaries and 66% of the voting capital stock of our first tier foreign subsidiaries.

Restrictive covenants and other matters

The senior secured credit facilities include negative covenants that restrict or limit the ability of PP Holding Corporation, Polypore, Inc. and their subsidiaries to, among other things:

•
incur, assume or permit to exist additional indebtedness or guarantees;

•
incur liens and engage in sale leaseback transactions;

•
make loans and investments;

•
declare dividends, make payments on or redeem or repurchase capital stock;

•
engage in mergers, acquisitions and other business combinations;

•
prepay, redeem or purchase certain indebtedness;

•
amend or otherwise alter terms of our material indebtedness and other material agreements;

•
sell assets;

•
transact with affiliates; and

•
alter the business that we conduct (and in the case of PP Holding Corporation, engage in any business activities other than those incidental to its ownership of Polypore, Inc.).

Such negative covenants are subject to certain exceptions.

In addition, the senior secured credit facilities require that Polypore, Inc. comply with the following financial covenants:

•
Polypore, Inc. is prohibited from making capital expenditures in any fiscal year in excess of the sum of $45.0 million plus half of the amount of any capital expenditures made by entities we acquire in acquisitions permitted under the senior secured credit facilities during the two fiscal years prior to the date of acquisition, with amounts unused in any year being carried over for use during the next two fiscal years.

Under the credit agreement, Polypore, Inc. is required to maintain a ratio of Adjusted EBITDA to interest expense for any four consecutive fiscal quarters ending during any of the following periods or on any of the following dates of at least the following ratios:

Date or Period	Ratio

June 30, 2007	1.75 to 1.00
September 29, 2007 through June 28, 2008	1.90 to 1.00
September 27, 2008 through January 3, 2009	2.00 to 1.00
January 4, 2009 through January 2, 2010	2.75 to 1.00
April 3, 2010 and each fiscal quarter thereafter	3.00 to 1.00

Under the credit agreement, Polypore, Inc. is required to maintain a ratio of total indebtedness to Adjusted EBITDA at the end of any quarter ending during any of the following periods or on any of the following dates of not more than the following ratios:

Date or Period	Ratio

June 30, 2007	6.75 to 1.00
September 29, 2007	6.50 to 1.00
December 29, 2007	6.25 to 1.00
March 29, 2008	6.00 to 1.00
June 28, 2008	5.75 to 1.00
September 27, 2008 through January 3, 2009	5.50 to 1.00
January 4, 2009 through October 3, 2009	4.25 to 1.00
January 2, 2010 and each fiscal quarter thereafter	4.00 to 1.00

The senior secured credit facilities contain certain customary representations and warranties, affirmative covenants and events of default, including payment defaults, breach of representations and warranties, covenant defaults (including the financial covenants referred to above), cross-defaults and cross-acceleration to certain indebtedness, certain events of bankruptcy, certain events under ERISA, material judgments, actual or asserted failure of any guaranty or security document supporting the senior secured credit facilities to be in full force and effect and change of control. If such an event of default occurs, the lenders under the senior secured credit facilities will be entitled to take various actions, including acceleration of amounts due under the senior secured credit facilities and all actions permitted to be taken by a secured creditor.

Polypore, Inc.'s new senior secured credit facilities

General

As discussed above, in connection with this offering, we intend to refinance Polypore, Inc.'s senior secured credit facilities concurrent with this offering. See "—Polypore, Inc.'s senior secured credit facilities." The refinancing is not a condition to the offering and there is no assurance that we will complete the refinancing.

Set forth below is a summary of the anticipated terms of the new senior secured credit facilities. The new senior secured credit facilities are subject to the negotiation and execution of definitive documentation.

In conjunction with this offering, we intend to merge Polypore, Inc. with and into Polypore International. Polypore International will be the surviving corporation and will assume Polypore, Inc.'s obligations under its senior secured credit facilities and its 8 3/4% senior subordinated notes. The credit agreement will provide that on or after the closing date, Polypore, Inc. will have the option to enter into a merger with Polypore International and PP Holding Corporation, with Polypore International being the surviving corporation and the borrower under the new senior secured credit facilities.

The new senior secured credit facilities will provide for senior secured financing, consisting of:

•
a $370.0 million term loan facility, allocated between a euro tranche of the euro equivalent of up to $50.0 million and a U.S. dollar tranche of the remaining portion of the term loan facility, that will mature on the date that is seven years after the closing date of the new senior secured credit facilities. The euro term loan will be borrowed by a wholly owned French subsidiary of Polypore, Inc.; and

•
a $90.0 million revolving loan facility, including a letter of credit sub-facility of $50.0 million, that will mature on the date that is six years after the closing date of the new senior secured credit facilities.

In addition, we will have the right to request (but no lender will be committed to provide) additional term loans under the term loan facility, subject to the satisfaction of customary conditions, including our ratio of senior secured indebtedness to EBITDA not exceeding specified thresholds after giving effect to any such incremental term loan borrowings.

All borrowings under the new senior secured credit facilities will be subject to: (i) the satisfaction of customary conditions, including absence of a default and accuracy of representations and warranties, (ii) the full payment of all obligations owing by Polypore, Inc. under its existing senior secured credit facilities and (iii) the completion of an initial public offering by Polypore International generating gross cash proceeds of at least $225.0 million.

The proceeds of the loans under the term loan facility will be used by Polypore, Inc. on the closing date of the new senior secured credit facilities to refinance a portion of the indebtedness outstanding under its existing senior secured credit facilities. The proceeds of loans under the revolving facility will be used by Polypore, Inc. on the closing date of the new credit facilities to refinance the remaining portion of the indebtedness outstanding under its existing senior secured credit facilities and after the closing date of the new credit facilities will be available for use by Polypore, Inc. for working capital and general corporate purposes. Letters of credit will be available for use by Polypore, Inc. after the closing date of the new senior secured credit facilities for general corporate purposes.

Interest and fees

The interest rates per annum applicable to loans, other than swingline loans, under Polypore, Inc.'s new senior secured credit facilities will be, at our option, equal to either an alternate base rate (in the case of loans denominated in U.S. dollars) or an adjusted LIBO rate for one, two, three, six or, under certain circumstances, nine or twelve-month interest periods chosen by us, in each case, plus an applicable percentage margin.

The alternate base rate will be the greater of (i) JPMorgan Chase Bank, N.A.'s prime rate from time to time or (ii) 50 basis points over the weighted average of rates on overnight Federal funds as published by the Federal Reserve Bank of New York from time to time. The adjusted LIBO rate is determined by reference to settlement rates established for deposits in dollars in the London interbank market for a period equal to the interest period of the loan and the maximum reserve percentages established by the Board of Governors of the United States Federal Reserve to which our lenders are subject from time to time.

The applicable margin percentage for revolving loans and term loans on the closing date of the new senior secured credit facilities will be a percentage per annum equal to 1.25% for alternate base rate loans or 2.25% for adjusted LIBO rate loans. The applicable percentage margin under the revolving loan facility and the term loan facility will be subject to adjustments based on separate performance goals. Under certain circumstances the applicable percentage margins may be increased by 0.25% prior to the closing date of the new senior secured credit facilities. On the last day of each calendar quarter we will be required to pay each lender a commitment fee in respect of any unused commitments under the revolving loan facility.

Prepayments

Subject to exceptions, the new senior secured credit facilities will require mandatory prepayments of term loans based on a certain percentage of excess cash flow and from the net cash proceeds of asset sales and recovery events or the issuance of certain debt securities. In addition, Polypore, Inc. will be permitted to voluntarily prepay the new senior secured credit facilities from time to time. Such mandatory and voluntary prepayments will not require the payment of any premium or penalty.

Amortization of principal

The term loans require quarterly payments of principal at the end of each fiscal quarter, with the balance payable at final maturity. All scheduled amortization payments will be ratably increased by the aggregate principal amount of incremental term loans, if any.

Collateral and guarantors

Indebtedness under the new senior secured credit facilities will be guaranteed by PP Holding Corporation and all of Polypore, Inc.'s current and future wholly owned domestic subsidiaries (with certain agreed exceptions) and will be secured by a first priority security interest in substantially all existing and future property and assets of PP Holding Corporation, Polypore, Inc. and such current and future wholly owned domestic subsidiaries (subject to exceptions to be agreed), including accounts receivable, inventory, equipment, general intangibles, intellectual property, investment property and other personal property, owned cash and cash proceeds of the foregoing, first priority pledge of the capital stock of Polypore, Inc. and the guarantor subsidiaries and 66 2/3% of the voting capital stock of our first-tier foreign subsidiaries.

Restrictive covenants and other matters

The new senior secured credit facilities will include negative covenants (subject to certain exceptions) that restrict or limit the ability of PP Holding Corporation, Polypore, Inc. and their subsidiaries to, among other things:

•
incur, assume or permit to exist additional indebtedness or guarantees;

•
incur liens and engage in sale leaseback transactions;

•
make loans and investments;

•
declare dividends, make payments on or redeem or repurchase capital stock;

•
engage in mergers, acquisitions and other business combinations;

•
prepay, redeem or purchase certain indebtedness;

•
amend or otherwise alter terms of our material indebtedness and other material agreements;

•
sell assets;

•
transact with affiliates; and

•
alter the business that we conduct (and in the case of PP Holding Corporation, engage in any business activities other than those incidental to its ownership of Polypore, Inc.).

In addition, the new senior secured credit facilities will require that Polypore, Inc. comply with the following financial covenants:

•
So long as the commitments of the lenders to provide the revolving credit facility remain outstanding, Polypore, Inc. will be prohibited from making capital expenditures in any fiscal year in excess of $60,000,000 (plus (i) an aggregate amount of $10,000,000, all or a portion of which may be used in any fiscal year during the term of the new senior secured credit facilities and (ii) an amount calculated from time to time based on Polypore, Inc.'s consolidated net income and certain other available sources of cash), which amount may be increased by unused amounts of permitted capital expenditures from the preceding two years and by an amount equal to up to 50% of permitted capital expenditures for the following year, and which shall be further increased in the event of acquisitions or increases in the total assets of Polypore, Inc.,

•
At any time when loans or letters of credit under the revolving credit facility are outstanding, Polypore, Inc. will be required to maintain a ratio of senior secured indebtedness to EBITDA of (i) for all periods from the closing date of the new senior secured credit facilities until June 30, 2008, 3.25 to 1.00 and (ii) thereafter, 3.00 to 1.00.

Also, if, on February 1, 2012, any indebtedness is outstanding under Polypore, Inc's indenture relating to its 8 3/4% senior subordinated notes due 2012, then, on February 1, 2012, all loans under the new senior secured credit facilities will automatically become due and payable, and the revolving commitments will automatically terminate.

The new senior secured credit facilities will contain certain customary representations and warranties, affirmative covenants and events of default, including payment defaults, breach of representations and warranties, covenant defaults (including, in the case of the revolving credit facility only, the financial covenants referred to above), cross-defaults and cross-acceleration to certain indebtedness, certain events of bankruptcy, certain events under ERISA, material judgments, actual or asserted failure of any guaranty or security document supporting the senior secured credit facilities to be in full force and effect and change of control. If such an event of default occurs, the lenders under the senior secured credit facilities will be entitled to take various actions, including acceleration of amounts due under the senior secured credit facilities and all actions permitted to be taken by a secured creditor.

Polypore Inc.'s 8 3/4% senior subordinated notes due 2012

In connection with the 2004 Transactions, Polypore, Inc. issued $405.9 million aggregate principal amount of senior subordinated notes consisting of $225.0 million senior subordinated dollar notes due 2012 bearing interest at 8 3/4% and €150.0 million senior subordinated euro notes due 2012 bearing interest at 8 3/4%. The aggregate principal amount of the senior subordinated notes is based on a foreign exchange rate hedge at $1.2061 to the euro effected by PP Acquisition Corporation on May 6, 2004. The notes will mature on May 15, 2012. Interest is payable on the notes on May 15 and November 15 of each year, commencing on November 15, 2004.

The senior subordinated notes are redeemable at Polypore, Inc.'s option, in whole or in part, at any time on or after May 15, 2008, at redemption prices ranging from 104.375% to par, together with accrued and unpaid interest, if any, to the date of redemption. At any time prior to May 15, 2007, Polypore, Inc. may redeem up to 35% of the aggregate principal amount of the dollar notes at a redemption price of 108.75% of the principal amount of the dollar notes, and up to 35% of the aggregate principal amount of the euro notes at a redemption price of 108.75% of the principal amount of the euro notes, in each case, together with accrued and unpaid interest, if any, to the date of redemption, with the proceeds of one or more equity offerings of our common stock. Additionally, Polypore, Inc. may redeem some or all of the senior subordinated notes at any time prior to May 15, 2008 at a price equal to 100% of the principal amount of the notes plus a "make-whole" premium. If we experience a change of control, we may be required to offer to purchase the senior subordinated notes at a purchase price equal to 101% of the principal amount plus accrued and unpaid interest, if any.

The senior subordinated notes are guaranteed on a senior subordinated basis by most of Polypore, Inc.'s existing and future domestic subsidiaries, subject to certain exceptions. The guarantees are senior subordinated indebtedness of the guarantors and have the same ranking with respect to indebtedness of the guarantors as the notes have with respect to Polypore, Inc.'s indebtedness.

The senior subordinated notes:

•
are senior subordinated obligations of Polypore, Inc.;

•
rank equally in right of payment with all of Polypore, Inc.'s and the guarantors' existing and future senior subordinated indebtedness;

•
are junior to all of Polypore, Inc.'s and the guarantors' existing and future senior indebtedness, including indebtedness under the senior secured credit facilities;

•
are structurally subordinated to all of the existing and future liabilities (including trade payables) of each of Polypore, Inc.'s subsidiaries that does not guarantee the notes; and

•
are senior in right of payment to all of Polypore, Inc.'s and the guarantors' existing and future subordinated indebtedness.

The senior subordinated notes were issued under an indenture with The Bank of New York, as trustee. The indenture, among other things, limits Polypore, Inc.'s ability and the ability of its restricted subsidiaries to:

•
incur additional indebtedness and guarantees;

•
pay dividends and repurchase Polypore, Inc.'s capital stock;

•
make other restricted payments including investments and the purchase or redemption of subordinated obligations prior to maturity;

•
permit restriction on the ability of restricted subsidiaries to pay dividends on their capital stock, make loans or advances, repay indebtedness, or transfer property to Polypore, Inc.'s or other restricted subsidiaries;

•
create liens;

•
sell or otherwise dispose of assets, including capital stock of subsidiaries;

•
enter into transactions with its affiliates;

•
enter into mergers, consolidations or sales of substantially all of its assets;

•
engage in other business activities; and

•
guarantee indebtedness.

These covenants are subject to a number of important exceptions and qualifications.

Description of capital stock

General matters

The following summary describes the material terms of our capital stock. However, you should refer to the actual terms of the capital stock contained in our amended and restated certificate of incorporation referenced below and applicable law. A copy of our amended and restated certificate of incorporation, which will be restated in connection with the offering, is filed as an exhibit to the registration statement of which this prospectus is a part. The following description refers to the terms of our amended and restated certificate of incorporation. Our amended and restated certificate of incorporation provides that our authorized capital stock will consist of 200,000,000 shares of common stock, $0.01 par value, and 15,000,000 shares of preferred stock, $0.01 par value, that are undesignated as to series. As of March 31, 2007, there were three record holders of our common stock.

Common stock

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and are not entitled to cumulative votes. The holders of common stock are entitled to receive ratably dividends as may be declared by our board of directors out of legally available funds. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets that are legally available for distribution after payment of all debts and other liabilities, subject to the prior rights of any holders of preferred stock then outstanding. The holders of common stock have no other preemptive, subscription, redemption, sinking fund or conversion rights. All outstanding shares of our common stock are fully paid and nonassessable. The shares of common stock to be issued upon completion of the offering will also be fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be negatively impacted by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Undesignated preferred stock

There will not be any shares of preferred stock outstanding upon the closing of the offering. Under our amended and restated certificate of incorporation, which will become effective simultaneously with the offering, our board of directors has the authority, without action by our stockholders, to designate and issue any authorized but unissued shares of preferred stock in one or more series and to designate the rights, preferences and privileges of each series, any or all of which may be greater than the rights of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of our common stock until our board determines the specific rights of the holders of preferred stock. However, the effects might include, among other things, restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock and delaying or preventing a change in control of our common stock without further action by our stockholders. We have no present plans to issue any shares of preferred stock.

Options

As of June 25, 2007, after giving effect to the stock split, we have outstanding options to purchase an aggregate of 2,141,602 shares of common stock at a weighted average exercise price of $5.23 per share under our option plans. All outstanding options provide for anti-dilution adjustments in the event of certain mergers, consolidations, reorganizations, recapitalizations, stock dividends, stock splits or other changes in our corporate structure.

Registration rights

Under a registration rights agreement we entered into on May 13, 2004, we granted registration rights to the investors that participated in the 2004 Transactions with respect to shares of common stock. These registration rights also extend to any shares of our capital stock thereafter acquired by these investors.

Under the registration rights agreement, Warburg Pincus may demand that we file a registration statement under the Securities Act covering some or all of the investors' registrable securities. We are not required to effect more than three demand registrations nor are we required to effect a registration if the requested registration would have an aggregate offering price to the public of less than $15.0 million. In an underwritten offering, the managing underwriter of any such offering has the right, subject to certain conditions, to limit the number of registrable securities.

In addition, after our initial public offering, the investors party to the registration rights agreement have "piggyback" registration rights. If we propose to register any of our equity securities under the Securities Act other than certain excluded registrations, the investors may require us to include all or a portion of their registrable securities in the registration and in any related underwriting. In an underwritten offering, the managing underwriter, if any, of any such offering has the right, subject to certain conditions, to limit the number of registrable securities. These rights are being waived in connection with this offering for a period of 180 days after the date of the final prospectus relating to this offering.

Further, if we are eligible to effect a registration on Form S-3, Warburg Pincus may demand that we file a registration statement on Form S-3 covering all or a portion of the investors' registrable securities, provided that the registration has an aggregate offering price of more than $5.0 million.

In general, we will bear all fees, costs and expenses of such registrations, other than underwriting discounts and commissions.

Anti-takeover provisions of Delaware law

We are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an interested stockholder is a person who, together with affiliates and associates, owns or, in the case of affiliates or associates of the corporation, within three years prior to the determination of interested stockholder status, owned 15% or more of a corporation's voting stock. The existence of this provision could have anti-takeover effects with respect to transactions not approved in advance by the board of directors, such as discouraging takeover attempts that might result in a premium over the market price of the common stock. Warburg Pincus is generally exempted from this provision because it acquired its ownership prior to this offering.

Stockholders will not be entitled to cumulative voting in the election of directors. The authorization of undesignated preferred stock will make it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to effect a change of control of our company.

The foregoing provisions of our amended and restated certificate of incorporation and the Delaware General Corporation Law may have the effect of deterring or discouraging hostile takeovers or delaying changes in control of our company.

Charter and bylaws anti-takeover provisions

Our bylaws establish an advance notice procedure for stockholders to bring matters before special stockholder meetings, including proposed nominations of persons for election to the board of directors and bringing business matters or stockholder proposals before a special meeting. These procedures specify the information stockholders must include in their notice and the timeframe in which they must give us notice. At a special stockholder meeting, stockholders may only consider nominations or proposals specified in the notice of meeting. A special stockholder meeting for any purpose may only be called by our board of directors, our Chairman or our CEO and President, and will be called by our CEO and President at the request of the holders of a majority of our outstanding shares of capital stock.

The bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a meeting. However, our bylaws may have the effect of precluding the conduct of that item of business at a meeting if the proper procedures are not followed. These provisions may discourage or deter a potential third party from conducting a solicitation of proxies to elect their own slate of directors or otherwise attempting to obtain control of our company.

Our amended and restated certificate of incorporation provides for the issuance by the board of directors of up to 15,000,000 shares of preferred stock, with voting power, designations, preferences and other special rights. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of holders of common stock. In certain circumstances, such issuance could have the effect of decreasing the market price of the common stock. Preferred stockholders could also make it more difficult for a third party to acquire our company. At the closing of this offering, no shares of preferred stock will be outstanding and we currently have no plans to issue any shares of preferred stock.

Our amended and restated certificate of incorporation provides that our board of directors will be divided into three classes of directors, with the number of directors in each class to be as nearly equal as possible. Our classified board staggers terms of the three classes and will be implemented through one, two and three-year terms for the initial three classes, followed in each case by full three-year terms. With a classified board, only one-third of the members of our board of directors will be elected each year. This classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. The amended and restated certificate of incorporation and bylaws provide that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by our board of directors, but must consist of not less than three directors. This provision will prevent stockholders from circumventing the provisions of our classified board.

Limitation on liability of directors and indemnification

Our amended and restated certificate of incorporation will limit our directors' liability to the fullest extent permitted under Delaware corporate law. Specifically, our directors are not liable to us or our stockholders for monetary damages for any breach of fiduciary duty by a director, except for liability:

•
for any breach of the director's duty of loyalty to us or our stockholders;

•
for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•
under Section 174 of the Delaware General Corporation Law; or

•
for any transaction from which a director derives an improper personal benefit.

If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

This provision will not limit liability under state or federal securities laws.

Delaware law, and our amended and restated certificate of incorporation, provide that we will, in certain situations, indemnify any person made or threatened to be made a party to a proceeding by reason of that person's former or present official capacity with our company against judgments, penalties, fines, settlements and reasonable expenses, including reasonable attorney's fees. Any person is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses in advance of the final disposition of the proceeding.

Transfer agent and registrar

Continental Stock Transfer & Trust Company is our transfer agent and registrar.

New York Stock Exchange listing

Our common stock has been approved for listing on the NYSE under the symbol "PPO".

Shares eligible for future sale

Prior to the offering, there has not been a public market for our common stock. Sales of substantial amounts of our common stock in the public market after the offering could adversely affect the market price of our common stock and our ability to raise equity capital in the future on terms favorable to us.

When the offering is completed, we will have a total of 40,306,928 shares of common stock outstanding. Upon completion of the offering, there will be 2,141,602 shares of common stock subject to outstanding options. Upon completion of this offering, there will not be any shares subject to outstanding warrants or securities convertible into shares of common stock. The 17,250,000 shares offered by us and the selling stockholders pursuant to this prospectus will be freely tradeable unless our affiliates, as defined in Rule 144 under the Securities Act, purchase them. The remaining 23,056,928 shares are "restricted," which means they were originally sold in offerings that were not subject to a registration statement filed with the SEC. These restricted shares may be resold only through registration under the Securities Act or under an available exemption from registration, such as Rule 144 or Rule 701. Under a registration rights agreement, we granted registration rights to the investors that participated in the 2004 Transactions with respect to shares of common stock. Upon completion of this offering, investors holding an aggregate of 23,056,928 shares of common stock, assuming exercise of the underwriters' over-allotment option, have registration rights.

Lock-up agreements

Our executive officers, directors and certain stockholders have agreed to a 180-day lock-up with respect to 25,306,928 shares of our outstanding common stock. In addition, the lock-up will apply with respect to all shares of our common stock acquired by such persons during this 180-day period upon exercise of presently outstanding options and warrants to acquire our capital stock. This generally means that they cannot sell these shares during the 180 days following the date of this prospectus. After the 180-day lock-up period, these shares may be sold only in accordance with an available exemption from registration, such as Rule 144.

Rule 144

In general, under Rule 144, a person or persons whose shares are aggregated, who has beneficially owned restricted securities for at least one year, including the holding period of any holder who is not an affiliate, is entitled to sell within any three-month period a number of our shares of common stock that does not exceed the greater of:

•
1% of the then outstanding shares of our common stock, which will equal approximately 40,307 shares upon completion of the offering; or

•
the average weekly trading volume of our common stock as reported on all national securities exchanges during the four calendar weeks preceding the date on which notice of sale is filed with the SEC.

Sales under Rule 144 are subject to restrictions relating to manner of sale, notice and the availability of current public information about us. Under Rule 144 and subject to volume limitations, most of our restricted shares are eligible for sale.

A person who is not deemed an affiliate of ours at the time of the sale and during the three months preceding a sale and who has beneficially owned shares for at least two years, including the holding period of any prior owner who is not an affiliate, would be entitled to sell shares following the offering under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information or notice requirements of Rule 144.

Registration

Following the offering, we intend to file a registration statement under the Securities Act covering shares of common stock subject to outstanding options or issued or issuable under our option plans. This registration statement will automatically become effective upon filing. Accordingly, shares registered under this registration statement will, subject to Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately after the expiration of the 180-day lock-up agreements.

Certain relationships

The 2004 Transactions

On May 13, 2004, Polypore, Inc. and its shareholders consummated a stock purchase agreement with PP Acquisition Corporation, our wholly owned indirect subsidiary, pursuant to which PP Acquisition Corporation purchased all of the outstanding shares of Polypore, Inc.'s capital stock. The aggregate purchase price, including acquisition related costs, was approximately $1,150.1 million in cash. In connection with 2004 Transactions, PP Acquisition Corporation (i) obtained a new credit facility consisting of a $370.0 million term loan facility and a €36.0 million term loan facility, with initial borrowings of approximately $414.9 million, (ii) issued the 8 3/4% senior subordinated notes, with a face amount of $405.9 million, and (iii) received equity contributions from its shareholders of $320.4 million. PP Acquisition Corporation used the net proceeds from the new credit facility, the issuance of the 8 3/4% senior subordinated notes and the equity contributions to pay the net purchase price to the existing shareholders, repay all outstanding indebtedness under Polypore, Inc.'s existing credit facility and pay transaction related fees and expenses. At the time of closing of the acquisition, PP Acquisition Corporation merged with and into Polypore, Inc., with Polypore, Inc. as the surviving corporation.

On October 18, 2004, Polypore International issued $300.0 million 10 1/2% senior discount notes due 2012 with net proceeds of $200.2 million. The net proceeds from the issuance of the notes were used to redeem our Series A Nonconvertible Preferred Stock, par value $0.01 per share, which was held by Warburg Pincus, for $150.0 million and pay a dividend to the common shareholders of Polypore International, including Warburg Pincus, of $47.2 million. The proceeds of the Series A Preferred Stock were used to finance, in part, the 2004 Transactions.

Investments

Certain executive officers, members of management and a director own an aggregate of 1,663 Class A common units of PP Holding, LLC, one of our stockholders, which represents approximately 1% of the outstanding membership interests of PP Holding, LLC. Messrs. Toth, Amos, O'Malley, Hauswald and Howley collectively own 1,127 Class A common units including 518 units purchased in 2006 by Mr. Toth for approximately $400,000 and 194 units purchased by Mr. Howley in 2006 for approximately $150,000. Effective as of March 6, 2007, Polypore International repurchased 40,541 shares of its common stock from PP Holding, LLC for an aggregate purchase price of $320,210.

Operating agreement

Messrs. Toth, Amos, O'Malley, Hauswald and Howley (collectively, the "members"), Warburg Pincus and PP Holding, LLC entered into an operating agreement that will govern PP Holding, LLC. The operating agreement provides that the managing member of PP Holding, LLC will be Warburg Pincus, which we refer to herein as the "managing members." Subject to certain customary exceptions, no member may transfer any Class A common units or any interest therein unless the written consent of the managing members is obtained, and thereafter any proposed transfer by a member will be subject to a right of first refusal running in favor of Warburg Pincus. The operating agreement provides that Warburg Pincus may transfer its Class A common units freely, provided that, in the event of certain types of transfers of Class A common units, the other members of PP Holding, LLC may participate in such transfers on a pro rata basis. The operating agreement further provides that, in the event of certain types of transfers by Warburg Pincus of our common stock directly owned by Warburg Pincus, PP Holding, LLC will have the right to, and the managing members will agree to cause PP Holding, LLC to, participate in such transfers on a pro rata basis and distribute the proceeds to the holders of Class A Common Units.

Pursuant to the terms of the operating agreement, without the consent of the members, the managing members may authorize the issuance of additional units, including Class A common units. In the event the managing members authorize the issuance of additional Units, under certain circumstances, the managing members may permit the other members to participate in such proposed issuance. In the event Warburg Pincus desires to transfer its Class A common units to persons who are not affiliates of Warburg Pincus or PP Holding, LLC, the operating agreement permits Warburg Pincus to cause the other members of PP Holding, LLC to transfer their Class A common units for the same consideration proposed to be received by Warburg Pincus.

Stockholders' agreement

In connection with the 2004 Transactions, our stockholders, Warburg Pincus and PP Holding, LLC, entered into a stockholders' agreement which will govern our shares of capital stock.

The stockholders' agreement provides that, subject to certain customary exceptions, in the event we propose to issue equity securities, Warburg Pincus and PP Holding, LLC are entitled to participate in such proposed issuance on a pro rata basis. Those participation rights (which are not applicable to this offering), and certain other rights granted under the stockholders' agreement, will terminate automatically upon the closing of an initial public offering. The stockholders' agreement further provides that until the initial public offering, Warburg Pincus will have the right to designate a majority of our board of directors. Upon completion of this offering, Warburg Pincus will continue to have the right under our stockholders agreement to designate a majority of our board of directors.

Stockholders' registration rights agreement

In connection with the 2004 Transactions, our stockholders and certain management investors entered into a stockholders' registration rights agreement, which granted such stockholders certain customary registration rights, including demand, piggy-back and Form S-3 registration rights. See "Description of capital stock—Registration rights" for more information.

Transition services

In connection with the closing of the 2004 Transactions, Polypore, Inc. entered into a transition services agreement with The InterTech Group, one of our former stockholders, pursuant to which InterTech will provide us with office space and certain administrative services for a period of up to two years from the closing of the 2004 Transactions. Payments to Intertech under the transition services agreement were $32,000 in 2005 and $477,000 in 2004. Prior to the closing of the 2004 Transactions, we leased the same office space and similar administrative services on a month-to-month basis, with no written agreement governing the relationship.

Tax sharing agreement

We have entered into a tax sharing agreement with our subsidiaries. Under the terms of the tax sharing agreement, we and each of our subsidiaries are obligated to make payments to us equal to the amount of the federal and state income taxes that such subsidiaries and their subsidiaries would have owed if we did not file our federal and state income tax returns on a consolidated or combined basis, with cash payments to us being limited by our actual cash tax obligations.

German investment

Our German subsidiary has equity investments in two companies, Excorlab GmbH and CPW GmbH, that provide patent, trademark and research services for us and other companies that have invested in them. Our investments represent approximately 25% ownership in each of the firms and are accounted for by the equity method of accounting. The equity investment account balance was $178,000 and $177,000 at March 31, 2007 and December 30, 2006, respectively. Charges from the affiliates for work performed were $347,000 in the three months ended March 31, 2007, $961,000 in 2006, $1,407,000 in 2005, $474,000 for the period from May 2, 2004 through January 1, 2005 and $523,000 for the period from January 4, 2004 through May 1, 2004. We have amounts due to the affiliates of approximately $64,000 and $59,000 at March 31, 2007 and December 30, 2006, respectively.

Policies and procedures regarding transactions with related persons

Upon consummation of the offering, the board of directors will have adopted written policies and procedures for transactions with related persons. As a general matter, the policy will require the audit committee to review and approve or disapprove the entry by us into certain transactions with related persons. The policy will contain transactions which are pre-approved transactions. The policy will only apply to transactions, arrangements and relationships where the aggregate amount involved could reasonably be expected to exceed $120,000 in any calendar year and in which a related person has a direct or indirect interest. A related person is: (i) any director, nominee for director or executive officer of our company; (ii) any immediate family member of a director, nominee for director or executive officer; and (iii) any person, and his or her immediate family members, or entity, including affiliates, that was a beneficial owner of 5% or more of any of our outstanding equity securities at the time the transaction occurred or existed.

The policy will provide that if advance approval of a transaction subject to the policy is not obtained, it must be promptly submitted to the committee for possible ratification, approval, amendment, termination or rescission. In reviewing any transaction, the committee will take into account, among other factors the committee deems appropriate, recommendations from senior management, whether the transaction is on terms no less favorable than terms generally available to a third party in similar circumstances and the extent of the related person's interest in the transaction. Any related person transaction must be conducted at arm's length. Any member of the audit committee who is a related person with respect to a transaction under review may not participate in the deliberations or vote on the approval or ratification of the transaction. However, such a director may be counted in determining the presence of a quorum at a meeting of the audit committee that considers the transaction.

Certain United States tax considerations for non-U.S. holders

The following is a general discussion of material U.S. federal income tax considerations regarding the ownership and disposition of shares of our common stock applicable to non-U.S. holders as of the date hereof. In general, a "non-U.S. holder" is any beneficial owner of 5% or less of our common stock other than:

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an individual who is a citizen or resident of the United States;

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a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

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a partnership or other entity taxable as a partnership;

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an estate, the income of which is subject to U.S. federal income tax regardless of its source;

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a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) the trust was in existence on August 20, 1996, and has elected to continue to be treated as a U.S. person; or

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a person whose worldwide income or gain is otherwise subject to U.S. federal income tax on a net income basis.

This discussion is based on current provisions of the Internal Revenue Code, Treasury regulations promulgated or proposed thereunder, judicial opinions, published positions of the Internal Revenue Service and all other applicable authorities, all of which are subject to change (possibly with retroactive effect). We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset (generally property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to a particular non-U.S. holder in light of that non-U.S. holder's individual circumstances, nor does it address any aspects of U.S. state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder subject to special treatment under the U.S. federal income tax laws (such as controlled foreign corporations, passive foreign investment companies and certain U.S. expatriates). Accordingly, we urge prospective investors to consult with their own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

If a partnership holds shares of our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Any partner of a partnership holding shares of our common stock should consult its own tax advisors.

Dividends

In general, dividends we pay, if any, to a non-U.S. holder will be subject to U.S. withholding tax at a rate of 30% on the gross amount of such dividends. The withholding tax may not apply or may apply at a reduced rate under the terms of an applicable income tax treaty between the

United States and the non-U.S. holder's country of residence. In order to claim the benefit of an applicable treaty rate or exemption, a non-U.S. holder must provide an Internal Revenue Service Form W-8BEN (or any successor form) to us or our paying agent certifying its entitlement to benefits under the treaty, provided, however, that special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals. The withholding tax does not apply to dividends paid to a non-U.S. holder who provides an Internal Revenue Service Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder's conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional "branch profits tax" imposed at a rate of 30% (or a lower treaty rate). A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on sale or other disposition of common stock

In general, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of the holder's shares of our common stock unless:

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the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment of the non-U.S. holder maintained in the United States, in which case a non-U.S. holder will be subject to U.S. federal income tax on any gain realized upon the sale or other disposition on a net income basis, in the same manner as if the non-U.S. holder were a resident of the United States (and, possibly, the branch profits tax discussed above in the case of a non-U.S. holder that is a corporation);

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the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other tests are met, in which case a non-U.S. holder will be subject to a flat 30% tax on any gain realized upon the sale or other disposition, which tax may be offset by U.S. source capital losses (even though the individual is not considered a resident of the United States);

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the non-U.S. holder is subject to tax pursuant to the provisions of the Internal Revenue Code regarding the taxation of U.S. expatriates; or

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we are or have been a "United States real property holding corporation," or a USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition and the non-U.S. holder's holding period.

We do not believe that we are or have been a USRPHC, and we do not anticipate becoming a USRPHC. If we have been in the past or were to become a USRPHC at any time during this period, generally gains realized upon a disposition of shares of our common stock by a non-U.S. holder that did not directly or indirectly own more than 5% of our common stock during this period would not be subject to U.S. federal income tax, provided that our common stock is "regularly traded on an established securities market" (within the meaning of Section 897(c)(3) of the Internal Revenue Code). Our common stock will be treated as regularly traded on an established securities market during any period in which it is listed on a registered national securities exchange or any over-the-counter market and certain minimum trading activity thresholds are met.

Backup withholding, information reporting and other reporting requirements

Generally, we must report annually to the Internal Revenue Service the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. Copies of these information returns may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable tax treaty. A non-U.S. holder may have to comply with certification procedures to establish that the holder is not a United States person in order to avoid additional information reporting and backup withholding tax requirements. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding will be allowed as a credit against the non-U.S. holder's U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder's U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service.

The foregoing discussion of certain U.S. federal income tax considerations is for general information only and is not tax advice. Accordingly, each prospective non-U.S. holder of shares of our common stock should consult his, her or its own tax advisor with respect to the federal, state, local and foreign tax consequences of the acquisition, ownership and disposition of common stock.

Underwriting

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities Inc. is acting as sole book-running manager and is acting as representative of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares

J.P. Morgan Securities Inc.	8,910,000
Credit Suisse Securities (USA) LLC	2,970,000
Bear, Stearns & Co. Inc.	1,485,000
Robert W. Baird & Co. Incorporated	891,000
William Blair & Company, L.L.C.	594,000
Janney Montgomery Scott LLC	75,000
Susquehanna Financial Group, LLLP	75,000

Total	15,000,000

The underwriters are committed to purchase all the shares of common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $0.684 per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $0.100 per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The representative has advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the shares of common stock offered in this offering.

The underwriters have an option to buy up to 2,250,000 additional shares of common stock from the selling stockholders to cover sales of shares by the underwriters that exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the initial public offering price per share of common stock less the amount paid by the underwriters to us or, in the case of any additional shares, to the selling stockholders per share of common stock. The underwriting fee is $1.14 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

Underwriting discounts and commissions

	Paid by us without overallotment exercise	Paid by the selling stockholders with overallotment exercise

Per share	$1.14	$1.14
Total	$17,100,000	$2,565,000

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $2.5 million.

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that, with limited exceptions, for a period of 180 days after the date of the final prospectus, we will not offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of common stock, without the prior written consent of J.P. Morgan Securities Inc. for a period of 180 days after the date of this prospectus. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. These restrictions shall not apply to (a) sales of common stock in this offering, (b) any shares of common stock issued upon the exercise of the options granted under existing employee stock option plans and any options to purchase shares of common stock issued under existing stock option plans, and (c) the transfer of shares of our common stock to any seller in connection with an acquisition by us or one of our subsidiaries that does not involve registration of such shares of common stock pursuant to the Securities Act where the number of shares of common stock issued and/or sold does not, in the aggregate, exceed more than 10% of the number of outstanding shares of common stock outstanding (after giving effect to the sale of the shares of common stock in this offering) and the recipients agree to be bound by the lock-up agreements described below.

Our directors and executive officers, and substantially all of our stockholders, have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of the final prospectus, may not, without the prior written consent of J.P. Morgan Securities Inc., (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for common stock (including, without limitation, common stock that may be deemed to be beneficially owned by such persons in accordance with the rules and regulations of the SEC and securities that may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We have been approved to list our common stock on the NYSE, under the symbol "PPO." In connection with this listing, the underwriters have undertaken to sell the shares of common stock to ensure that the NYSE distribution standards are met.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the underwriters' over-allotment option referred to above, or may be "naked" shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representative of the underwriters purchases common stock in the open market in stabilizing transactions or to cover short sales, the representative can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representative of the underwriters. In determining the initial public offering price, we and the representative of the underwriters expect to consider a number of factors, including:

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the information set forth in this prospectus and otherwise available to the representative;

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our prospects and the history and prospects for the industry in which we compete;

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an assessment of our management;

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our prospects for future earnings;

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the general condition of the securities markets at the time of this offering;

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the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

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other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock, or that the shares of common stock will trade in the public market at or above the initial public offering price.

Each underwriter has represented that (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services Market Act 2000 ("FSMA")) received by it in connection with the issue or sale of any common stock in circumstances in which Section 21(1) of the FSMA does not apply to us and (ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each underwriter has represented and agreed that, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date"), it has not made and will not make an offer of common stock to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

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to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

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to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

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to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the book-running manager for any such offer; or

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in any other circumstances that do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression "offer of shares to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates (including Warburg Pincus) and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. An affiliate of J.P. Morgan Securities Inc. acts as administrative agent and as a lender under Polypore, Inc.'s existing senior secured credit facility. Affiliates of Bear, Stearns & Co. Inc. act as syndication agent and lenders under Polypore, Inc.'s existing senior secured credit facility. Affiliates of Credit Suisse Securities (USA) LLC act as lenders under Polypore, Inc.'s existing senior secured credit facility. In addition, affiliates of J.P. Morgan Securities Inc., Bear, Stearns & Co. Inc. and Credit Suisse Securities (USA) LLC will act as lenders under our new senior secured credit facility. Each of the underwriters participated in our terminated public offering in 2004.

Legal matters

The validity of the shares of common stock being offered in this offering will be passed upon for us by Willkie Farr & Gallagher LLP, New York, New York. Certain partners of Willkie Farr & Gallagher LLP own in the aggregate less than 1% of the limited partnership interests of Warburg Pincus Private Equity VIII, L.P. Certain legal matters with respect to this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

Experts

The consolidated financial statements of Polypore International, Inc. at December 30, 2006 and December 31, 2005, and for each of the two years in the period ended December 30, 2006 and the period from May 2, 2004 through January 1, 2005 (Successor) and the period from January 4, 2004 through May 1, 2004 (Predecessor), appearing in this Prospectus and Registration Statement and the related financial statement schedule included in the Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its reports thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Where you can find more information

We have filed with the SEC under the Securities Act, a registration statement on Form S-1 relating to the common stock to be sold in the offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our capital stock. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement. For further information about us and our common stock, you should refer to the registration statement, including the exhibits and schedules thereto. You may inspect a copy of the registration statement and the exhibits and schedules thereto without charge at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of the registration statement from such office at prescribed rates. You may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers, including Polypore International, Inc., that file electronically with the SEC.

We file periodic reports and other information with the SEC. Upon the completion of this offering, we will be subject to the information and periodic reporting requirements of the Exchange Act, and in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information are available for inspection and copying at the public reference room and website of the SEC referred to above. We maintain a website at www.polypore.net. You may access our periodic reports, proxy statements and other information free of charge at this website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information on such website is not incorporated by reference and is not a part of this prospectus.

Index to consolidated financial statements

Report of Independent Registered Public Accounting Firm	F-2
Audited consolidated balance sheets at December 30, 2006 and December 31, 2005	F-3

Audited consolidated statements of operations
for the years ended December 30, 2006, December 31, 2005 and for the period from May 2, 2004 to January 1, 2005 (Successor) and
for the period January 4, 2004 to May 1, 2004 (Predecessor)	F-4

Audited consolidated statements of shareholders' equity
for the years ended December 30, 2006, December 31, 2005 and for the period from May 2, 2004 to January 1, 2005 (Successor) and
for the period January 4, 2004 to May 1, 2004 (Predecessor)	F-5

Audited consolidated statements of cash flows
for the years ended December 30, 2006, December 31, 2005 and for the period from May 2, 2004 to January 1, 2005 (Successor) and
for the period January 4, 2004 to May 1, 2004 (Predecessor)	F-6
Notes to audited consolidated financial statements	F-7
Unaudited condensed consolidated balance sheets at March 31, 2007 and December 30, 2006	F-39
Unaudited condensed consolidated statements of operations for the three months ended March 31, 2007 and April 1, 2006	F-40
Unaudited condensed consolidated statements of cash flows for the three months ended March 31, 2007 and April 1, 2006	F-41
Notes to unaudited condensed consolidated financial statements	F-42

Report of Independent Registered Public Accounting Firm

The Board of Directors
Polypore International, Inc.

We have audited the accompanying consolidated balance sheets of Polypore International, Inc. as of December 30, 2006 and December 31, 2005, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years ended December 30, 2006 and December 31, 2005, and for the period from May 2, 2004 to January 1, 2005 (Successor), and the consolidated statement of operations, shareholders' equity, and cash flows for the period January 4, 2004 to May 1, 2004 (Predecessor). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Polypore International, Inc. at December 30, 2006 and December 31, 2005, and the consolidated results of its operations and its cash flows for the years ended December 30, 2006 and December 31, 2005, and for the period from May 2, 2004 to January 1, 2005 (Successor), and the consolidated results of its operations and cash flows for the period January 4, 2004 to May 1, 2004 (Predecessor), in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, the Company adopted Emerging Issues Task Force No. 05-5, "Accounting for Early Retirement or Postemployment Programs with Specific Features (Such As Terms Specified in Altersteilzeit Early Retirement Arrangements)" and changed its method of accounting for share-based compensation.

/s/ ERNST & YOUNG LLP
Charlotte, North Carolina March 9, 2007, except for paragraph 2 of Note 19, as to which the date is June 25, 2007

Polypore International, Inc.
Consolidated balance sheets

(in thousands, except share data)	December 30, 2006	December 31, 2005

Assets
Current assets:
Cash and cash equivalents	$54,712	$28,060
Accounts receivable, net	102,110	88,347
Inventories	67,741	60,539
Deferred income taxes	—	410
Prepaid and other	13,386	8,625

Total current assets	237,949	185,981
Property, plant and equipment, net	363,526	370,871
Goodwill	567,587	567,587
Intangibles and loan acquisition costs, net	204,645	222,666
Environmental indemnification receivable	15,236	16,366
Other	917	1,105

Total assets	$1,389,860	$1,364,576

Liabilities and shareholders' equity
Current liabilities:
Accounts payable	$25,494	$23,209
Accrued liabilities	55,883	32,804
Income taxes payable	3,689	4,284
Current portion of debt	3,938	1,224
Current portion of capital lease obligation	1,377	1,326

Total current liabilities	90,381	62,847
Debt, less current portion	1,038,837	994,270
Capital lease obligation, less current portion	4,754	6,018
Pension and postretirement benefits	61,219	51,386
Postemployment benefits	4,451	7,096
Environmental reserve, less current portion	22,935	22,264
Deferred income taxes	94,347	125,501
Other	3,274	1,862
Commitments and contingencies
Shareholders' equity:
Common stock, $.01 par value—200,000,000 shares authorized, 25,347,470 and 25,271,252 issued and outstanding at December 30, 2006 and December 31, 2005, respectively	253	253
Paid-in capital	125,234	124,673
Retained deficit	(51,776)	(22,207)
Accumulated other comprehensive loss	(4,049)	(9,387)

	69,662	93,332

Total liabilities and shareholders' equity	$1,389,860	$1,364,576

See notes to consolidated financial statements

Polypore International, Inc.
Consolidated statements of operations

	Successor			Predecessor
(in thousands, except per share data)	Year ended December 30, 2006	Year ended December 31, 2005	May 2, 2004 through January 1, 2005	January 4, 2004 through May 1, 2004

Net sales	$479,677	$432,504	$311,089	$179,273
Cost of goods sold	314,736	282,270	225,918	110,166

Gross profit	164,941	150,234	85,171	69,107
Selling, general and administrative expenses	87,900	75,539	50,186	24,895
Business restructuring	37,027	8,693	13,899	—
Change in accounting principle related to postemployment benefits	(2,593)	—	—	—
In process research and development	—	—	5,250	—
Other	—	—	—	(1,514)

Operating income	42,607	66,002	15,836	45,726
Other (income) expense:
Interest expense, net	92,287	81,988	42,098	6,048
Foreign currency and other	3,207	(4,418)	1,656	481
Unrealized gain on derivative instrument	—	—	—	(1,321)

	95,494	77,570	43,754	5,208

Income (loss) before income taxes	(52,887)	(11,568)	(27,918)	40,518
Income taxes	(23,087)	(8,626)	(8,653)	13,685

Income (loss) before the cumulative effect of a change in accounting principle	(29,800)	(2,942)	(19,265)	26,833
Cumulative effect of a change in accounting principle related to stock compensation, net of income taxes of $139	231	—	—	—

Net income (loss)	(29,569)	(2,942)	(19,265)	26,833
Redeemable preferred stock dividends	—	—	—	(424)

Net income (loss) applicable to common stock	$(29,569)	$(2,942)	$(19,265)	$26,409

Net income (loss) per share—basic and diluted:
Income (loss) before the cumulative effect of a change in accounting principle	$(1.18)	$(0.12)	$(0.76)	$170.29
Cumulative effect of a change in accounting principle related to stock compensation, net of income taxes	.01	—	—	—

Net income (loss) per share	$(1.17)	$(0.12)	$(0.76)	$170.29

Weighted average shares outstanding—basic and diluted	25,313,130	25,271,252	25,250,613	155,086

See notes to consolidated financial statements

Polypore International, Inc.
Consolidated statements of shareholders' equity

(In thousands, except per share data)	Common Stock	Paid-in Capital	Retained Earnings (deficit)	Accumulated Other Comprehensive Income (Loss)	Total	Comprehensive Income (Loss)

Predecessor
Balance at January 3, 2004	$2	$1,718	$124,519	$63,518	$189,757
Net income for the period from January 4, 2004 through May 1, 2004	—	—	26,833	—	26,833	$26,833
Foreign currency translation adjustment, net of income tax expense of $0	—	—	—	(19,883)	(19,883)	(19,883)
Additional minimum pension liability, net of income tax benefit of $18	—	—	—	35	35	35
Cumulative dividends on Class A Preferred Stock—$30.27 per share	—	—	(424)	—	(424)	—

Balance at May 1, 2004	$2	$1,718	$150,928	$43,670	$196,318

Comprehensive income for the period from January 4, 2004 through May 1, 2004						$6,985

Successor
Issuance of common stock in connection with the Transactions	$251	$170,134	$—	$—	$170,385
Issuance of common stock	2	1,034	—	—	1,036
Net loss for the period from May 2, 2004 through January 1, 2005	—	—	(19,265)	—	(19,265)	$(19,265)
Stock compensation	—	239	—	—	239	—
Dividends on Series A Common Stock—$1.87 per share	—	(47,190)	—	—	(47,190)	—
Foreign currency translation adjustment, net of income tax expense of $0	—	—	—	696	696	696

Balance at January 1, 2005	253	124,217	(19,265)	696	105,901
Comprehensive loss for the period from May 2, 2004 through January 1, 2005						$(18,569)

Net loss for the year ended December 31, 2005	—	—	(2,942)	—	(2,942)	$(2,942)
Stock compensation	—	456	—	—	456	—
Foreign currency translation adjustment, net of income tax expense of $0	—	—	—	(6,630)	(6,630)	(6,630)
Additional minimum pension liability, net of income tax benefit of $2,304	—	—	—	(3,453)	(3,453)	(3,453)

Balance at December 31, 2005	253	124,673	(22,207)	(9,387)	93,332
Comprehensive income for the year ended December 31, 2005						$(13,025)

Net loss for the year ended December 30, 2006	—	—	(29,569)	—	(29,569)	$(29,569)
Stock compensation	—	162	—	—	162	—
Issuance of common stock	—	399	—	—	399	—
Foreign currency translation adjustment, net of income tax expense of $0	—	—	—	6,786	6,786	6,786
Additional minimum pension liability, net of income tax benefit of $956	—	—	—	(1,448)	(1,448)	(1,448)

Balance at December 30, 2006	$253	$125,234	$(51,776)	$(4,049)	$69,662

Comprehensive loss for the year ended December 30, 2006						$(24,231)

See notes to consolidated financial statements

Polypore International, Inc.
Consolidated statements of cash flows

	Successor			Predecessor
(in thousands)	Year ended December 30, 2006	Year ended December 31, 2005	May 2, 2004 through January 1, 2005	January 4, 2004 through May 1, 2004

Operating activities:
Net income (loss)	$(29,569)	$(2,942)	$(19,265)	$26,833
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation expense	42,512	36,396	21,962	14,409
Amortization expense	17,700	17,703	11,775	808
Amortization of loan acquisition costs	2,994	2,755	1,724	632
Amortization of debt discount	24,336	22,058	4,262	—
Stock compensation	532	456	239	—
Inventory purchase accounting	—	—	19,007	—
(Gain) loss on disposal of property, plant and equipment	1,297	595	488	(1,432)
Foreign currency (gain) loss	1,678	(2,818)	2,602	334
Unrealized gain on derivative instrument	—	—	—	(1,321)
Deferred income taxes	(34,908)	(17,597)	5,867	(2,080)
Business restructuring	37,027	8,693	15,687	—
Change in accounting principle related to postemployment benefits	(2,593)	—	—	—
Cumulative effect of a change in accounting principle related to stock compensation	(370)	—	—	—
Changes in operating assets and liabilities:
Accounts receivable	(7,659)	10,400	737	(13,189)
Inventories	(2,652)	(4,307)	1,943	(1,434)
Prepaid and other current assets	(3,735)	(3,885)	694	(107)
Accounts payable and accrued liabilities	(20)	(19,384)	(23,730)	6,066
Income taxes payable	(1,025)	12,078	(16,276)	233
Other, net	4,420	3,988	(6,712)	(841)

Net cash provided by operating activities	49,965	64,189	21,004	28,911
Investing activities:
Purchases of property, plant and equipment	(23,973)	(13,017)	(9,882)	(5,497)
Proceeds from sale of property, plant and equipment	61	24	62	1,923
Acquisitions, net of cash acquired		—	(867,369)	—

Net cash used in investing activities	(23,912)	(12,993)	(877,189)	(3,574)
Financing activities:
Proceeds from debt	—	—	1,020,982	610
Principal payments on debt	(3,433)	(50,389)	(265,024)	(7,923)
Borrowings on revolving credit agreement	—	—	1,500	—
Payments on revolving credit agreement	—	—	(11,500)	—
Loan acquisition costs	(15)	(2,400)	(20,392)	(59)
Issuance of common stock	399	—	171,421	—
Issuance of nonconvertible preferred stock	—	—	150,000	—
Redemption of nonconvertible preferred stock	—	—	(150,000)	—
Payment of dividends	—	—	(47,190)	—

Net cash provided by (used in) financing activities	(3,049)	(52,789)	849,797	(7,372)
Effect of exchange rate changes on cash and cash equivalents	3,648	(3,496)	3,665	(2,156)

Net increase (decrease) in cash and cash equivalents	26,652	(5,089)	(2,723)	15,809
Cash and cash equivalents at beginning of period	28,060	33,149	35,872	20,063

Cash and cash equivalents at end of period	$54,712	$28,060	$33,149	$35,872

Supplemental cash flow information
Cash paid for interest	$65,944	$57,296	$30,897	$5,921
Cash paid (refunds received) for income taxes	12,985	(3,108)	9,550	7,607
Supplemental non-cash financing activities
Unpaid dividends on preferred stock	—	—	—	424
Equipment financed under capital lease	—	—	8,823	—
Acquisition
Fair value of assets acquired	—	—	1,421,121	—
Liabilities assumed and incurred	—	—	553,752	—
Cash paid	—	—	867,369	—

See notes to consolidated financial statements

Polypore International, Inc.

Notes to consolidated financial statements

1.    Description of business and transactions

Description of Business

Polypore International, Inc. (the "Company" or "Successor") is a leading global high technology filtration company that develops, manufactures and markets specialized microporous membranes used in separation and filtration processes. The Company has a global presence in the major geographic markets of North America, South America, Western Europe and Asia.

Change in ownership

On May 13, 2004, the Company acquired 100% of the outstanding common stock of PP Holding Corporation and its wholly owned subsidiary, PP Acquisition Corporation ("PP Acquisition"), for $320,385,000 in cash. On May 13, 2004, PP Acquisition purchased the outstanding capital stock of Polypore, Inc. ("Polypore"). The aggregate purchase price, including acquisition related costs, was approximately $1,150,073,000 in cash. In connection with the acquisition, PP Acquisition obtained a new credit facility with initial borrowings of approximately $414,920,000 and issued 8.75% senior subordinated notes with a face amount of $405,915,000. PP Acquisition used the net proceeds from the new credit facility, the issuance of senior subordinated debt and equity contributions to pay the net purchase price to the existing shareholders, repay all outstanding indebtedness under Polypore's existing credit facility and pay transaction related fees and expenses. At the time of closing of the acquisition, PP Acquisition merged with and into Polypore, with Polypore as the surviving corporation. These events are hereinafter referred to as the "Transactions".

The acquisition of Polypore by PP Acquisition was accounted for as a purchase in conformity with FASB Statement No. 141, Business Combinations. The total cost of the acquisition has been allocated as a change in basis to the tangible and intangible assets acquired and liabilities assumed based on their respective fair values as of May 13, 2004, the date of the Transactions. For accounting purposes, the acquisition was accounted for as if it occurred on the last day of the Company's fiscal month ended May 1, 2004, which is the closest fiscal month end to May 13, 2004, the closing date of the acquisition.

2.    Accounting policies

Basis of presentation and use of estimates

For purposes of presentation, the accompanying consolidated statements of operations and cash flows for the years ended December 30, 2006 and December 31, 2005 and the period from May 2, 2004 through January 1, 2005 reflect the operating results and cash flows of the Company subsequent to the Transactions ("Successor"). The consolidated statements of operations and cash flows for the period from January 4, 2004 through May 1, 2004 reflect the operating results and cash flows of the Company prior to the Transactions ("Predecessor").

The accompanying consolidated financial statements of the Company are prepared in accordance with U.S. generally accepted accounting principles and include the accounts of the

Company and its subsidiaries. All material intercompany accounts are eliminated in consolidation. Certain amounts previously presented in the consolidated financial statements for prior periods have been reclassified to conform to current classifications. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Accounting period

The Company's fiscal year is the 52 or 53-week period ending the Saturday nearest to December 31. The fiscal years ended December 30, 2006 (Successor) and December 31, 2005 (Successor) include 52 weeks. The period from May 2, 2004 through January 1, 2005 (Successor) includes 35 weeks, and the period from January 4, 2004 through May 1, 2004 (Predecessor) includes 17 weeks (together, 52 weeks).

Revenue recognition

Revenue from product sales is recognized when a firm sales agreement is in place, delivery of the product has occurred and collectibility of the fixed or determinable sales price is reasonably assured. Amounts billed to customers for shipping and handling are recorded in "Net sales" in the accompanying consolidated statements of operations. Shipping and handling costs incurred by the Company for the delivery of goods to customers are included in "Cost of goods sold" in the accompanying consolidated statements of operations. Estimates for sales returns and allowances and product returns are recognized in the period in which the revenue is recorded. Product returns and warranty expenses were not material for all periods presented.

Cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Inventories

Inventories are carried at the lower of cost or market using the first-in, first-out ("FIFO") method of accounting and consist of:

(in thousands)	December 30, 2006	December 31, 2005

Raw materials	$21,714	$21,485
Work-in-process	10,679	7,171
Finished goods	35,348	31,883

Total	$67,741	$60,539

In connection with the Transactions, the value of inventory on hand at May 1, 2004 was increased by $19,007,000 to reflect the fair value of such inventory, less cost to sell. Operating results for the period from May 2, 2004 through January 1, 2005 include an increase in cost of goods sold of $19,007,000, representing the write-off of the inventory purchase accounting adjustment as this inventory was sold.

Property, plant and equipment

Property, plant and equipment are stated at cost. Depreciation is computed for financial reporting purposes on the straight-line method over the estimated useful lives of the related assets. The estimated useful lives established for buildings and land improvements range from 20 to 39.5 years and the estimated useful lives established for machinery and equipment range from 5 to 15 years.

Property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected undiscounted cash flows is less than the carrying value of the related asset or group of assets, a loss is recognized for the difference between the fair value and carrying value of the asset or group of assets. In 2006 and 2005, the Company recorded impairment charges of $17,492,000 and $1,278,000, respectively, for property, plant and equipment in connection with the restructuring plans described in Note 12. The impairment charges are included in "Business Restructuring" in the accompanying consolidated statements of operations. There were no impairments of long-lived assets in 2004.

Goodwill, intangible assets and loan acquisition costs

In accordance with FASB Statement No. 142, Goodwill and Other Intangible Assets, goodwill and indefinite-lived intangible assets are not amortized, but are subject to annual impairment testing. The impairment test for goodwill first compares the fair value of the reporting unit to its carrying amount. If the carrying amount of the reporting unit exceeds its fair value, then the second step of the impairment test is performed, which compares the implied fair value of the reporting unit's goodwill with the carrying value of its goodwill. If the carrying amount of goodwill exceeds the implied fair value of goodwill, an impairment loss will be recognized in an amount equal to the excess. The impairment test for indefinite lived intangible assets consists of a comparison between their fair values and carrying values. If the carrying amounts of indefinite-lived intangible assets exceeds their fair values, an impairment loss will be recognized in an amount equal to the sum of any such excesses. The Company performs its annual impairment assessment as of the first day of the fourth quarter of each fiscal year, unless circumstances dictate more frequent assessments.

The straight-line method is used for all intangible assets subject to amortization. The useful life of the customer relationships was based upon historical customer attrition rates and represents the estimated economic life of those relationships. Loan acquisition costs are amortized over the term of the related debt. Amortization expense for loan acquisition costs is classified as interest expense.

Asset Retirement Obligations

In accordance with FASB Statement No. 143, Accounting for Asset Retirement Obligations and FIN 47, Accounting for Conditional Asset Retirement Obligations, the Company has completed its analysis to identify asset retirement obligations and to estimate the associated fair value. As of December 30, 2006 the Company did not identify any material asset retirement obligations. If the Company had identified and estimated material asset retirement obligations it would then initially measure the obligation at fair value and record it as a liability with a corresponding increase in the carrying amount of the underlying property. Subsequently, the asset retirement obligation would accrete until the time the retirement obligation is expected to settle while the asset retirement cost is amortized over the useful life of the underlying property.

Research and development

The cost of research and development by the Company is charged to expense as incurred and is included in "Selling, general and administrative expenses" in the consolidated statements of operations. Research and development expense, excluding the write-off of in-process research and development, was $13,135,000 in 2006, $12,137,000 in 2005, $9,528,000 for the period from May 2, 2004 to January 1, 2005 and $4,116,000 for the period from January 4, 2004 through May 1, 2004.

In connection with the Transactions, $5,250,000 was allocated to in-process research and development ("IPR&D") and expensed during the period from May 2, 2004 through January 1, 2005 in accordance with FASB Interpretation No. 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method.

Stock compensation

On January 1, 2006, the Company adopted FASB Statement No. 123 (R), Share-Based Payment ("FAS 123(R)") using the modified prospective transition method, which does not require the restatement of prior periods. Prior to adopting FAS 123(R), the Company accounted for employee share-based compensation using the fair value method under FASB Statement No. 123, Accounting for Stock Based Compensation ("FAS 123"). FAS 123(R) requires forfeitures to be estimated at the time of grant and the estimate should be revised, if necessary, in subsequent periods if actual forfeitures differ materially from those estimates. Prior to the adoption of FAS 123(R), the Company accounted for forfeitures as they occurred as allowed under FAS 123. The change in accounting for forfeitures under FAS 123(R) resulted in a $231,000 charge, net of applicable income taxes, that was recorded as a cumulative effect of a change in accounting principle. As a result of adopting FAS 123(R), the Company's loss before income taxes and net loss decreased by $128,000 and $80,000, respectively, for the year ended

December 30, 2006. The adoption of FAS 123(R) did not have a significant impact on cash flows from operations or financing activities.

Income taxes

The provision for income taxes and corresponding balance sheet accounts are determined in accordance with FASB Statement No. 109, Accounting for Income Taxes ("FAS 109"). Under FAS 109, the deferred tax liabilities and assets are determined based on temporary differences between the basis of certain assets and liabilities for income tax and financial reporting purposes. A valuation allowance is recognized if it is more likely than not that a portion of the deferred tax assets will not be realized in the future.

Foreign currency translation

The local currencies of the Company's foreign subsidiaries are the functional currencies in accordance with FASB Statement No. 52, Foreign Currency Translation. Assets and liabilities of the Company's foreign subsidiaries are translated into United States dollars at current exchange rates and resulting translation adjustments are reported in accumulated other comprehensive income. Income statement amounts are translated at weighted average exchange rates prevailing during the period. Transaction gains and losses are included in the determination of net income.

In connection with the Transactions, the Company obtained euro-denominated senior secured and senior subordinated notes that effectively hedge the Company's net investment in foreign subsidiaries. Foreign currency losses of $24,969,000 and gains of $33,546,000 resulting from the translation of the euro-denominated debt at December 30, 2006 and December 31, 2005, respectively, have been recorded in accumulated other comprehensive loss.

Net income (loss) per share

Basic income (loss) per common share is based on the weighted-average number of common shares outstanding in each year and after preferred stock dividend requirements. Diluted income (loss) per common share considers the impact of dilution from stock options and convertible preferred stock. Potential common shares that would increase net income per share amounts or decrease net loss per share amounts are antidilutive and are, therefore, excluded from the net income (loss) per common share computation.

Accounts receivable and concentrations of credit risk

Accounts receivable potentially expose the Company to concentrations of credit risk, as defined by FASB Statement No. 105, Disclosure of Information about Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with Concentration of Credit Risk. The Company provides credit in the normal course of business and performs ongoing credit evaluations on certain of its customers' financial condition, but generally does not require collateral to support such receivables. Accounts receivable, net of allowance for doubtful accounts, are carried at cost, which approximates fair value. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information. The allowance for doubtful accounts was $8,610,000 and $6,815,000 at December 30, 2006 and December 31, 2005, respectively, which management believes is adequate to provide for credit losses in the normal course of business, as well as losses for customers who filed for protection under bankruptcy law. The Company charges accounts receivables off against the allowance for doubtful accounts when it deems them to be uncollectible on a specific identification basis. Exide Corporation, a customer of the Company's energy storage segment, accounted for approximately 13%, 17% and 14% of the Company's sales in 2006, 2005 and 2004, respectively.

Derivatives

The Company accounts for derivative instruments in accordance with FASB Statement No. 133, Accounting for Derivatives and Hedging Activity ("FAS 133"). Under FAS 133, all derivative instruments are recorded at fair value on the balance sheet and all changes in fair value are recorded to earnings or to shareholders' equity through other comprehensive income.

Fair value of financial instruments

The Company's financial instruments include cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and debt. The carrying amount of borrowings under the senior secured credit facilities approximates fair value because the interest rate adjusts to market interest rates. The fair value of the 8.75% senior subordinated notes and the 10.5% senior discount notes, based on a quoted market price, was $419,450,000 and $238,500,000, respectively, at December 30, 2006. The carrying values of all of the other financial instruments approximate their fair values.

Recent accounting pronouncements

In June 2005, the FASB issued Statement No. 154, Accounting Changes and Error Corrections ("FAS 154"). This statement establishes new standards on accounting for changes in accounting principles. Pursuant to the new rules, all such changes must be accounted for by retrospective application to the financial statements of prior periods unless it is impracticable to do so. FAS 154 completely replaces APB Opinion No. 20 and FAS 3, though it carries forward the guidance in those pronouncements with respect to accounting for changes in estimates, changes in the reporting entity and the correction of errors. The impact of this standard, if any, will depend upon accounting changes or corrections of errors that may occur in future periods. This Statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

On January 1, 2006, the Company adopted EITF Issue No. 05-5, Accounting for Early Retirement or Postemployment Programs with Specific Features (Such As Terms Specified in Altersteilzeit

Early Retirement Arrangements) ("EITF 05-5"). The EITF agreed with FASB staff observations that the salary components of Type I and Type II ATZ arrangements (excluding the bonus and additional contributions into the German government pension scheme) should be recognized over the period from the point at which the ATZ period begins until the end of the active service period. Additionally, the portion of the salary that is deferred under a Type II arrangement should be discounted if payment is expected to be deferred for a period longer than one year. In addition, the EITF reached a consensus that the bonus feature and the additional contributions into the German government pension scheme (collectively, the additional compensation) under a Type II ATZ arrangement should be accounted for as a postemployment benefit under Statement 112. An entity should recognize the additional compensation over the period from the point at which the employee signs the ATZ contract until the end of the active service period. The EITF also concluded that the employer should recognize the government subsidy when it meets the necessary criteria and is entitled to the subsidy. In connection with an acquisition in 2002, the Company implemented a restructuring plan that included Type II ATZ arrangements. The Company accrued in the opening balance sheet the estimated amounts to be paid to employees during the passive phase, plus the bonus feature of the plan. Salary paid to employees during their active phase was expensed as incurred. As a result of adopting this consensus, which was treated as a change in accounting estimate effected by a change in accounting principle, the Company reduced the accrual for postemployment benefits and recognized $2,593,000 in operating income. The reduction in the accrual decreased the 2006 net loss by $1,634,000. As the Company recognizes the passive phase salary and bonus feature over the remaining active phase of employees under ATZ arrangements, the related expense will be recorded as compensation expense in operating income. As a result of adopting EITF 05-5, the Company's net loss before income taxes and net loss increased by $1,235,000 and $778,000, respectively, for the year ended December 30, 2006. Additionally, basic and diluted loss per share increased by $0.03.

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement 109 ("FIN 48"), which clarifies the accounting for uncertain tax positions. This Interpretation allows the tax effects from an uncertain tax position to be recognized in the Company's financial statements if the position is more likely than not to be sustained upon audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact of adopting FIN 48 on its consolidated financial statements.

In September 2006, the FASB issued FASB Statement No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R) ("FAS 158"). FAS 158 requires an employer to recognize the funded status of a defined benefit postretirement plan as an asset or liability in its balance sheet and to recognize changes in that funded status through comprehensive income in the year in which the changes occur. This requirement will be effective for fiscal years ending after June 15, 2007. FAS 158 also requires an employer to measure defined benefit plan assets and obligations as of the date of its fiscal year-end, with limited exceptions. This requirement is effective for fiscal years ending after December 15, 2008. The Company is currently evaluating the impact the adoption of FAS 158 will have on its consolidated financial statements.

3.    Property, Plant and Equipment

 Property, plant and equipment consist of:

(in thousands)	December 30, 2006	December 31, 2005

Land	$15,866	$14,531
Buildings and land improvements	99,226	105,692
Machinery and equipment	335,999	288,974
Construction in progress	12,345	19,078

	463,436	428,275
Less accumulated depreciation	99,910	57,404

	$363,526	$370,871

4.    Intangibles, Loan Acquisition and Other Costs

 Intangibles, loan acquisition and other costs consist of:

		December 30, 2006		December 31, 2005
(in thousands)	Weighted Average Life (years)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization

Intangible and other assets subject to amortization:
Supply agreement	5	$9,070	$5,068	$9,070	$3,167
Customer relationships	16	180,132	29,520	179,111	18,338
Technology and patents	8	37,085	12,938	35,475	7,741
Loan acquisition costs	8	22,807	7,472	22,792	4,478
Intangible assets not subject to amortization:
Trade names	Indefinite	10,549	—	9,942	—

		$259,643	$54,998	$256,390	$33,724

The change in the gross carrying amount of intangible assets resulted from changes in foreign currency translation rates. Amortization expense, including amortization of loan acquisition costs classified as interest expense, was $20,694,000 in 2006, $20,458,000 in 2005, $13,497,000 for the period from May 2, 2004 through January 1, 2005 and $1,441,000 for the period from

January 4, 2004 through May 1, 2004. The Company's estimate of amortization expense for the five succeeding years is as follows:

(in thousands)

2007	$20,546
2008	20,491
2009	18,792
2010	18,591
2011	18,207

5.    Goodwill

 There were no changes to the carrying amount of goodwill during 2006. The changes in carrying amount of goodwill during 2005 were as follows:

(in thousands)	Energy Storage	Separations Media	Total

Balance as of January 1, 2005	$388,956	$176,958	$565,914
Purchase accounting adjustments related to the Transactions	1,673	—	1,673
Purchase accounting adjustments to finalize allocation of goodwill between segments	(34,456)	34,456	—

Balance as of December 31, 2005	$356,173	$211,414	$567,587

During 2005, the Company finalized the purchase price allocation for the Transactions and made related purchase accounting adjustments, including adjustments for the final allocation of goodwill between segments. Goodwill was allocated between segments based on the estimated fair value of each segment at the date of the Transactions.

6.    Accrued Liabilities

 Accrued liabilities consist of:

(in thousands)	December 30, 2006	December 31, 2005

Compensation expense and other fringe benefits	$19,216	$10,104
Current portion of business restructuring	17,154	5,150
Accrued interest	4,697	4,480
Current portion of environmental reserve	5,060	3,304
Taxes other than income	852	1,037
Other	8,904	8,729

	$55,883	$32,804

7.    Debt

 Debt, in order of priority, consists of:

(in thousands)	December 30, 2006	December 31, 2005

Senior credit facilities:
Revolving credit facility	$—	$—
Term loan facilities	369,163	365,735
8.75% senior subordinated notes	422,550	401,955
10.50% senior discount notes, net of unamortized original issue discount of $49,153 and $73,489, respectively	250,847	226,511
Other	215	1,293

	1,042,775	995,494
Less current maturities	3,938	1,224

Long-term debt	$1,038,837	$994,270

In connection with the Transactions, Polypore obtained a new senior secured credit agreement and repaid all indebtedness under its former credit agreement. The new senior secured credit agreement provides for senior secured financing consisting of a $370,000,000 term loan facility, €36,000,000 term loan facility and a $90,000,000 revolving loan facility. The term loans mature in November 2011 and the revolving credit facility matures in May 2010. Interest rates under the new senior secured credit facilities are, at Polypore's option, equal to either an alternate base rate or an adjusted LIBO rate, plus an applicable margin percentage. At December 30, 2006, the applicable margin percentage was 2.00% for alternate base rate loans and 3.00% for adjusted LIBO rate loans.

Polypore used cash generated from operations to make optional prepayments on the term loans of $20,000,000 and $25,000,000 on September 30, 2005 and March 1, 2005, respectively. In accordance with the credit agreement, the prepayments were applied first to the quarterly principal payments due for the next twelve months and second, pro rata against the remaining scheduled principal payments. After giving effect to the 2005 optional prepayments, the term loans require quarterly payments of principal at the end of each fiscal quarter beginning on December 29, 2006.

Polypore's immediate parent, PP Holding Corporation, and Polypore's domestic subsidiaries guarantee indebtedness under the credit agreement. Substantially all assets of Polypore and its domestic subsidiaries and a first priority pledge of 66% of the voting capital stock of its foreign subsidiaries secure indebtedness under the credit agreement. The senior secured credit agreement is subject to covenants customary for financings of this type, including maximum leverage ratio, minimum interest coverage ratio and limitations on capital spending. Polypore may not pay dividends on its common stock. Polypore was in compliance with all financial covenants as of December 30, 2006.

In connection with the Transactions, Polypore issued $225,000,000 8.75% senior subordinated dollar notes due 2012 and €150,000,000 8.75% senior subordinated euro notes due 2012 (collectively, the "Notes"). Interest is payable semi-annually on May 15 and November 15. The Notes are subordinated to all of the Company's existing and future senior debt, rank equally with all of its other senior subordinated debt and rank senior to all of its existing and future subordinated debt. Polypore's domestic subsidiaries, subject to certain exceptions, guarantee the Notes.

On October 18, 2004, the Company issued $300,000,000 10.5% senior discount notes due 2012 with net proceeds of $200,190,000. The net proceeds from the issuance of the discount notes were used to redeem the Series A nonconvertible preferred stock for $150,000,000 and pay a dividend to the common shareholders of $47,190,000.

Prior to October 1, 2008, interest accrues on the notes in the form of an increase in the accreted value of the discount notes. The accreted value of the notes will increase from the date of issuance until October 1, 2008 at a rate of 10.5% per annum, reflecting the accrual of non-cash interest, such that the accreted value will equal the principal amount at maturity of $300,000,000 on October 1, 2008. Beginning on October 1, 2008, cash interest on the notes will accrue at a rate of 10.5% per annum and will be payable semi-annually beginning in April 2009. The notes mature on October 1, 2012. The discount notes are senior unsecured obligations of the Company and are not guaranteed by Polypore and its subsidiaries. Polypore's credit agreement and the indenture governing the 8.75% senior subordinated notes significantly restrict Polypore and its subsidiaries from paying dividends and otherwise transferring assets to the Company.

Minimum scheduled principal repayments of debt (undiscounted) are as follows:

(in thousands)

2007	$3,938
2008	3,850
2009	3,786
2010	3,786
2011	354,018
Thereafter	722,550

$1,091,928

8.    Commitments and contingencies

Leases

The Company leases certain equipment and facilities under operating leases. Rent expense was $1,877,000 in 2006, $3,839,000 in 2005, $3,687,000 for the period from May 2, 2004 through January 1, 2005 and $1,633,000 for the period from January 4, 2004 through May 1, 2004.

The Company leases certain machinery and equipment under a capital lease agreement. The capital lease agreement expires in February 2011 and has an early buyout option in October 2009. Assets recorded under the capital lease are included in property, plant and equipment. At December 30, 2006 and December 31, 2005, the cost of assets under the capital lease agreement was $8,823,000 and accumulated depreciation was $3,059,000 and $1,647,000, respectively. Amortization of assets under the capital lease is included in depreciation expense.

Future minimum capital and operating lease payments at December 30, 2006 are:

(in thousands)	Capital Leases	Operating Leases

2007	$1,604	$1,052
2008	1,604	418
2009	1,604	149
2010	1,604	33
2011	268	12

	6,684	$1,664

Less amounts representing interest	553

Present value of minimum lease payments	6,131
Less current portion	1,377

	$4,754

Raw materials

The Company employs a global purchasing strategy to achieve pricing leverage on its purchases of major raw materials. Accordingly, the Company purchases the majority of each type of raw material from one primary supplier with additional suppliers having been qualified to supply the Company if an interruption in supply were to occur. The Company believes that alternative sources of raw materials are readily available and the loss of any particular supplier would not have a material impact on the results of the Company's operations. However, the loss of raw material supply sources could, in the short term, adversely affect the Company's business until alternative supply arrangements were secured.

Collective bargaining agreements

At December 30, 2006, the Company had approximately 1,800 employees worldwide. In the United States, approximately 250 employees are represented by labor unions which have entered into separate collective bargaining agreements with the Company.

Other

The Company is from time to time subject to various claims and other matters arising out of the normal conduct of business. The amount recorded for identified contingent liabilities is based on estimates. Amounts recorded are reviewed periodically and adjusted to reflect additional information that becomes available. Actual costs to be incurred in future periods may vary from the estimates, given the inherent uncertainties in evaluating certain exposures. Subject to the imprecision in estimating future contingent liability costs, the Company believes that based on present information, it is unlikely that a liability, if any, exists that would have a materially adverse effect on the consolidated operating results, financial position or cash flows of the Company.

9.    Income taxes

 Significant components of deferred tax assets and liabilities consist of:

(in thousands)	December 30, 2006	December 31, 2005

Deferred tax assets:
Pension and postretirement benefits	$19,651	$17,666
Vacation pay	515	603
Foreign tax credits	1,850	1,850
State tax credits	1,719	941
Net operating loss carryforwards	16,192	6,220
Environmental reserve	5,151	4,546
Interest expense	17,776	9,201
Other	4,631	4,294

Total deferred tax assets	67,485	45,321
Valuation allowance	(6,200)	(4,037)

Net deferred tax assets	61,285	41,284
Deferred tax liabilities:
Property, plant and equipment	(90,012)	(94,315)
Intangibles	(61,832)	(68,731)
Other	(3,788)	(3,329)

Total deferred tax liabilities	(155,632)	(166,375)

Net deferred taxes	$(94,347)	$(125,091)

The valuation allowance increased approximately $2,163,000 in 2006. At December 30, 2006, the valuation allowance was $6,200,000, of which $769,000 relates to periods prior to the Transactions. Therefore, any reversal of these pre-Transaction amounts would result in a reduction to goodwill.

Deferred taxes are reflected in the consolidated balance sheet as follows:

(in thousands)	December 30, 2006	December 31, 2005

Current deferred tax asset	$—	$410
Non-current deferred tax liability	(94,347)	(125,501)

Net deferred taxes	$(94,347)	$(125,091)

For financial reporting purposes, income (loss) before income taxes and cumulative effect of a change in accounting principle includes the following components:

	Successor			Predecessor
(in thousands)	Year ended December 30, 2006	Year ended December 31, 2005	May 2, 2004 through January 1, 2005	January 4, 2004 through May 1, 2004

Pretax income (loss):
United States	$(39,635)	$(37,652)	$(28,293)	$22,706
Foreign	(13,252)	26,084	375	17,812

	$(52,887)	$(11,568)	$(27,918)	$40,518

Income tax expense (benefit) consists of:

	Successor			Predecessor
(in thousands)	Year ended December 30, 2006	Year ended December 31, 2005	May 2, 2004 through January 1, 2005	January 4, 2004 through May 1, 2004

Current:
U.S. taxes on domestic income	$1,631	$(721)	$(12,071)	$10,805
Foreign taxes	10,329	9,692	(2,449)	4,960

Total current	11,960	8,971	(14,520)	15,765
Deferred:
U.S. taxes on domestic income	(14,492)	(13,234)	3,736	(3,145)
Foreign taxes	(20,416)	(4,363)	2,131	1,065

Total deferred	(34,908)	(17,597)	5,867	(2,080)

	$(22,948)	$(8,626)	$(8,653)	$13,685

The Company has total German net operating loss carryforwards of approximately $33,002,000. During 2006, the Company utilized $1,021,000 of the German net operating loss carryforwards at its Norderstedt facility. The carryforwards in Germany do not expire but are subject to certain limitations in their use. The Company has net operating loss carryforwards in Austria of approximately $3,570,000. The carryforwards in Austria do not expire but are subject to certain limitations in their use. Since the Company has closed its facility in Austria, a full valuation allowance has been provided for these carryforwards. The Company has net operating loss carryforwards in the United States of approximately $13,607,000 that expire beginning in 2026.

Income taxes at the Company's effective tax rate differed from income taxes at the statutory rate as follows:

	Successor			Predecessor
(in thousands)	Year ended December 30, 2006	Year ended December 31, 2005	May 2, 2004 through January 1, 2005	January 4, 2004 through May 1, 2004

Computed income taxes at the expected statutory rate	$(18,381)	$(4,049)	$(9,771)	$14,181
In process research and development	—	—	1,953	—
Extraterritorial income exclusion	(1,361)	(1,300)	(1,256)	(688)
State and local taxes	(1,525)	(1,562)	(1,082)	681
Foreign taxes	(5,738)	(4,654)	584	(1,306)
Subpart F income inclusion	—	337	—	—
Interest expense disallowed	1,232	1,154	—	—
Valuation allowance	2,163	1,792	334	1,774
Provisions for uncertain tax positions	1,235	—	—	—
Other	(573)	(344)	585	(957)

Income tax provision (benefit)	$(22,948)	$(8,626)	$(8,653)	$13,685

Income tax expense recorded in the financial statements differs from the Federal statutory income tax rate due to a variety of factors, including state income taxes, the mix of income between U.S. and foreign jurisdictions taxed at varying rates, certain export sales which are excluded from taxable income and various changes in estimates of permanent differences and valuation allowances.

Taxes have been provided on earnings distributed and expected to be distributed by the Company's foreign subsidiaries. All other foreign earnings are undistributed and considered to be indefinitely reinvested and, accordingly, no provision for U.S. Federal and state income taxes has been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable because of the complexities associated with its hypothetical calculations; however, unrecognized foreign tax credit carryforwards would be available to reduce some portion of the U.S. liability.

The Company has entered into an agreement with the Board of Investment in Thailand under which the Company's Thailand subsidiary is exempt from that country's corporate income tax on income derived from manufacturing activities. Subject to certain limitations, this agreement provides for 100% of the Company's income from manufacturing activities in Thailand to be tax-free through 2010 and 50% of the income to be tax-free for another five years. The benefit recognized from this tax holiday in 2006 and 2005 was approximately $1,300,000 and $1,600,000, respectively.

Although the outcome of tax audits is uncertain, management believes that adequate provisions for income taxes have been made for potential liabilities resulting from such matters. As of December 30, 2006, the Company has total provisions of approximately $7,500,000 for uncertain tax positions, as compared to $6,300,000 as of December 31, 2005. Of this reserve, approximately $6,000,000 relates to periods prior to the Transactions. Therefore, any reversal of these pre-Transaction amounts will result in a reduction to goodwill. Management is not aware of any issues for open tax years that upon final resolution are expected to have a material adverse effect on the Company's consolidated results of operations, cash flows or financial position.

10.    Employee benefit plans

Pension and other postretirement benefits

The Company and its subsidiaries sponsor multiple defined benefit pension plans and an other postretirement benefit plan. The Company uses its year-end as a measurement date for the majority of these plans. The following table sets forth the funded status of the defined benefit pension plans and the postretirement plan.

	Pension Plans		Other Postretirement Benefits
(in thousands)	December 30, 2006	December 31, 2005	December 30, 2006	December 31, 2005

Change in Benefit Obligation
Benefit obligation at beginning of period	$(75,114)	$(68,375)	$(1,989)	$(1,925)
Service cost	(2,981)	(4,196)	(34)	(31)
Interest cost	(3,180)	(3,221)	(111)	(114)
Plan amendments	—	(182)	—	—
Participant contributions	—	—	(44)	(40)
Actuarial gain (loss)	(1,529)	(11,052)	106	(29)
Benefit payments	2,291	2,686	146	150
Settlements	3,299	—	—	—
Foreign currency translation and other	(8,492)	9,226	—	—

Projected benefit obligation at end of period	(85,706)	(75,114)	(1,926)	(1,989)
Change in Plan Assets
Fair value of plan assets at beginning of period	20,256	21,648	—	—
Actual return on plan assets	16	1,269	—	—
Company contributions	3,917	2,706	102	110
Participant contributions	—	—	44	40
Benefit payments	(2,291)	(2,686)	(146)	(150)
Settlements	(3,299)	—	—	—
Foreign currency translation and other	2,802	(2,681)	—	—

Fair value of plan assets at end of period	21,401	20,256	—	—
Funded Status
Funded status at end of period	(64,305)	(54,858)	(1,926)	(1,989)
Unrecognized net actuarial (gain) loss	13,219	10,931	(46)	105
Unrecognized prior service cost	—	182	—	—

Net amount recognized	$(51,086)	$(43,745)	$(1,972)	$(1,884)

Amounts recognized in the consolidated balance sheets consist of:

	Pension Plans		Other Postretirement Benefits
(in thousands)	December 30, 2006	December 31, 2005	December 30, 2006	December 31, 2005

Net amount recognized	$(51,086)	$(43,745)	$(1,972)	$(1,884)
Accumulated other comprehensive loss	(8,161)	(5,757)	—	—

Pension and postretirement benefits liabilities	$(59,247)	$(49,502)	$(1,972)	$(1,884)

At December 30, 2006, the Company's pension plans were based in subsidiaries located outside of the United States. The accumulated benefit obligation for all defined pension plans was $79,518,000 at December 30, 2006. In 2007, the Company expects to contribute $1,229,000 and $149,000 to its pension and postretirement benefit plans, respectively.

On December 31, 2005, the Company terminated its only U.S. pension plan. The liabilities of the U.S. pension plan were settled during 2006, resulting in a settlement charge of $436,000. In addition, the liabilities of the pension plan at the Company's Austrian facility, which was closed in connection with the 2005 restructuring plan, were settled during 2006 and resulted in a settlement gain of $1,380,000.

The 2005 actuarial loss was impacted by the decrease in the discount rates used in our foreign plans.

The following table provides the components of net periodic benefit cost:

	Pension Plans
	Successor
				Predecessor
	Year ended December 30, 2006	Year ended December 31, 2005
(in thousands)			May 2, 2004 through January 1, 2005	January 4, 2004 through May 1, 2004

Service cost	$2,981	$3,039	$1,708	$604
Interest cost	3,180	3,221	2,144	891
Expected return on plan assets	(75)	(803)	(589)	(261)
Amortization of prior service cost	16	—	—	57
Recognized net actuarial loss	343	35	8	48
Settlement gain, net	(944)	—	—	—

Net periodic benefit cost	$5,501	$5,492	$3,271	$1,339

	Other Postretirement Benefits
	Successor			Predecessor
(in thousands)	Year ended December 30, 2006	Year ended December 31, 2005	May 2, 2004 through January 1, 2005	January 4, 2004 through May 1, 2004

Service cost	$34	$31	$19	$9
Interest cost	111	114	77	38
Amortization of prior service cost	—	—	—	(15)
Recognized net actuarial loss	—	8	—	1

Net periodic benefit cost	$145	$153	$96	$33

Weighted average assumptions used to determine the benefit obligation and net periodic benefit costs consist of:

	Pension Plans		Other Postretirement Benefits
Weighted average assumptions as of the end of year	December 30, 2006	December 31, 2005	December 30, 2006	December 31, 2005

Discount rate	2.69%–4.40%	2.95%–5.75%	5.75%	6.50%
Expected return on plan assets	4.00%–5.00%	4.00%–8.00%	N/A	N/A
Rate of compensation increase	2.00%–3.50%	2.00%–3.50%	N/A	N/A
Increase in pension payments	1.75%	2.00%	N/A	N/A
Weighted average discount rate	4.36%	4.23%	N/A	N/A

The weighted-average annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate for the medical plan) is 10% for 2006, and is assumed to trend down to 5% by 2011 and thereafter. The health care cost trend rate assumption has a significant effect on the amount of the obligation and periodic cost reported.

The Company's pension plan assets, which at December 30, 2006 relate only to plans located outside of the U.S., are invested to obtain a reasonable long-term rate of return at an acceptable level of investment risk. Risk tolerance is established through consideration of plan liabilities, plan funded status and corporate financial condition. Investment risk is measured and monitored on an ongoing basis through periodic investment portfolio reviews, liability measurements and asset/liability studies. The Company's expected return on plan assets is based on historical market data for each asset class. The assets in the pension plans are diversified across equity and fixed income investments, except for certain pension plans funded by insurance contracts. The investment portfolio has target allocations of approximately 35% equity and 65% fixed income. At December 30, 2006, the actual portfolio allocations approximated the target allocations.

A one-percentage-point change in the health care trend rates would have the following effects:

(in thousands)	1% Increase	1% Decrease

Effect on total of service and interest cost components of net periodic postretirement health care benefit cost	$1	$(1)
Effect on the health care component of the accumulated postretirement benefit obligation	$8	$(8)

The estimated future benefit payments expected to be paid for each of the next five years and the sum of payments expected for the next five years thereafter are:

(in thousands)	Pension Plans	Other Postretirement Benefits

2007	$2,112	$149
2008	2,336	118
2009	2,663	92
2010	2,982	91
2011	3,208	88
2012–2016	18,795	537

The Company sponsors a 401(k) plan for U.S. salaried employees. Salaried employees are eligible to participate in the plan on January 1, April 1, July 1 or October 1 after their date of employment. Under the plan, employer contributions are defined as 5% of a participant's base salary plus a matching of employee contributions allowing for a maximum matching contribution of 3% of a participant's earnings. The cost of the plan recognized as expense was $1,550,000 in 2006, $1,585,000 in 2005, $769,000 for the period from May 2, 2004 through January 1, 2005 and $382,000 for the period from January 4, 2004 through May 1, 2004.

In accordance with collective bargaining agreements, the Company sponsors a 401(k) plan for U.S. hourly employees subject to such agreements. Depending on the applicable collective bargaining agreement, employer basic contributions are defined as 2% or 3.25% of a participant's base earnings plus a matching of employee contributions allowing for a maximum matching contribution of 2.25% or 2.50% of a participant's earnings. The Company also makes a separate contribution for employees hired prior to January 1, 2000 and who are not eligible for the postretirement benefit plan. The cost of the plan recognized as expense was $613,000 in 2006, $569,000 in 2005, $360,000 for the period from May 2, 2004 through January 1, 2005, and $156,000 for the period from January 4, 2004 through May 1, 2004.

Postemployment benefits

The Company provides postemployment benefits at its German subsidiary under the ATZ early retirement program. The ATZ program allows older workers to stop working before they reach retirement age and receive a reduced salary and certain benefits until they reach retirement age. The Company accounts for benefits provided under the ATZ program in accordance with FASB Statement No. 112, Employers' Accounting for Postemployment Benefits. As discussed in Note 2, the Company adopted EITF No. 05-5, Accounting for Early Retirement or Postemployment Programs with Specific Features (Such As Terms Specified in Altersteilzeit Early Retirement Arrangements) on January 1, 2006.

11.    Environmental matters

 The Company accrues for environmental obligations when such expenditures are probable and reasonably estimable. The amount of liability recorded is based on currently available information, including the progress of remedial investigations, current status of discussions with regulatory authorities regarding the method and extent of remediation, presently enacted laws and existing technology. Accruals for estimated losses from environmental obligations are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental obligations are not discounted to their present value. Recoveries of environmental costs from other parties are recognized as assets when their receipt is deemed probable. Environmental reserves were $27,995,000 and $25,568,000 as of December 30, 2006 and December 31, 2005, respectively.

In connection with the Transactions, the Company identified potential environmental contamination at its manufacturing facility in Potenza, Italy. Based on environmental studies and the initial remediation plan presented to local authorities, the Company recorded a liability of $3,261,000 in connection with the application of purchase accounting for the Transactions. During the fourth quarter of 2006, the Company further refined the remediation plan based on management's analysis of facts and circumstances and consultations with local authorities, resulting in an increase in the estimated environmental liability of $1,078,000 that was recorded through a charge to earnings. The Company anticipates that expenditures will be made over the next seven to ten years.

As part of an internal self-audit of its Corydon, IN and Owensboro, KY facilities, the Company recently identified instances of potential non-compliance with its environmental operating permits at these facilities. The Company self-reported these issues to the proper state and federal agencies and is taking steps to resolve these issues. Although the agencies have the authority and discretion to issue substantial fines that could be material, based upon management's analysis of facts and circumstances and consideration of recent cases addressed by the agencies involved, the Company does not believe that the maximum penalty will be assessed and that penalties, if any, resulting from this matter will not have a material adverse effect on the business, financial condition or results of operations of the Company.

In connection with the acquisition of Membrana in 2002, the Company recorded a reserve for environmental obligations. The reserve provides for costs to remediate known environmental issues and operational upgrades which are required in order for the Company to remain in compliance with local regulations. The Company anticipates that expenditures will be made over the next seven to ten years. The initial estimate and subsequent finalization of the reserve was included in the allocation of purchase price at the date of acquisition.

The Company has indemnification agreements for certain environmental matters from Acordis A.G. ("Acordis") and Akzo Nobel ("Akzo"), the prior owners of Membrana. Akzo originally provided broad environmental protections to Acordis with the right to assign such indemnities to Acordis's successors. Akzo's indemnifications relate to conditions existing prior to December 1999, which is the date that Membrana was sold to Acordis. The Akzo agreement provides indemnification of claims through December 2007, with the indemnification percentage decreasing each year during the coverage period. Through December 2003, Akzo pays 75% of any approved claim. After that, Akzo pays 65% of claims reported through December 2006 and 50% of claims reported through December 2007. In addition to the Akzo indemnification, Acordis provides separate indemnification of claims incurred from December 1999 through February 2002, the acquisition date. At December 30, 2006 and December 31, 2005, amounts receivable under the indemnification agreements were $18,669,000 and $17,369,000, respectively. The current portion of the indemnification receivable is included in other current assets.

12.    Business restructuring

2006 Restructuring plan

In response to a significant decline in demand for cellulosic hemodialysis membranes driven by a shift in industry demand toward synthetic membranes, the Company's separations media segment decided to exit the production of cellulosic membranes and realign its cost structure at its Wuppertal, Germany facility. On August 24, 2006, the Company announced a layoff of approximately 150 employees. Production of cellulosic hemodialysis membranes ceased on December 27, 2006 and the majority of the employees were laid off effective January 1, 2007. The total cost of the plan is expected to be approximately $17,040,000, consisting of $11,403,000 for the employee layoffs and $5,637,000 for other costs related to the shutdown of portions of the Wuppertal facility that will no longer be used. The other costs included in the restructuring plan are related to local regulations surrounding complete or partial shutdowns of a facility. The Company expects to complete these activities by the end of the second quarter of 2008. The timing, scope and costs of these restructuring measures are subject to change as the Company proceeds with its restructuring plans and further evaluates its business needs and costs. The restructuring charge also included a non-cash impairment charge of $17,492,000 for buildings and equipment used in the production of cellulosic hemodialysis membranes. No goodwill or intangible assets were assigned to the cellulosics business in the allocation of purchase price for the Transactions.

2005 Restructuring plan

In order to better accommodate customer growth and related demand for both lead-acid and lithium battery separators in the greater Asian market, the Company's energy storage segment transferred certain assets from Europe and the United States to its facilities in Thailand and China. The capacity realignment plan included the closure of the Company's facility in Feistritz, Austria, the downsizing of its Norderstedt, Germany facility and the relocation of certain assets from these two plants to the Company's facilities in Prachinburi, Thailand. During 2006, the Company completed installation and started production with the assets relocated to Thailand. Additionally, finishing equipment from the Company's facility in Charlotte, North Carolina was relocated to its facility in Shanghai, China. The total cost of the realignment plan is expected to be approximately $8,831,000, of which $8,746,000 has been recognized through December 30, 2006, and the remaining expenses will be recognized in 2007. In addition to the benefit of realigning capacity with market growth, the Company expects to realize costs savings, with the full impact expected to be realized in 2007. The timing and scope of these restructuring measures are subject to change as the Company further evaluates its business needs and costs.

As part of this realignment plan, the Company announced on June 16, 2005 layoffs of 110 employees at its Feistritz, Austria, Norderstedt, Germany and Charlotte, North Carolina facilities. The total cost of the employee layoffs and ATZ early retirement program is expected to be approximately $5,511,000, of which $5,449,000 has been recognized through December 30, 2006. The remaining expenses will be recognized in 2007.

The Company recorded a non-cash impairment charge of $1,278,000 in the three months ended July 2, 2005 for property, plant and equipment located at the Feistritz, Austria facility that will not be relocated to Prachinburi, Thailand.

The Company estimates that other costs, including disassembly, moving, and legal expenses, will be approximately $2,042,000, of which $2,019,000 has been incurred. These remaining costs will be recognized as incurred during 2007 in accordance with FASB Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities.

2004 Restructuring plan

In an effort to manage costs and in response to the decision of a customer to outsource its dialyzer production, the Company implemented a number of cost reduction measures in 2004 relating to the separations media segment, including employee layoffs, the relocation of certain research and development operations conducted in a leased facility in Europe to facilities where the related manufacturing operations are conducted and other cost reductions.

On September 3, 2004, the Company announced a layoff of approximately 200 employees at its Wuppertal, Germany facility. The Company recorded a charge for severance and benefit costs related to the employee layoffs of $13,899,000 during the period ended January 1, 2005. In connection with a customer's outsourcing of its dialyzer production, the Company also recorded a charge for raw materials, a portion of which the Company was obligated to purchase under an existing purchase commitment, of $1,788,000 in cost of goods sold during the period ended January 1, 2005. Finally, the Company incurred expenses of approximately $2,732,000 in connection with the relocation of its research and development operations. All activities and charges relating to the 2004 Restructuring Plan have been completed as of December 30, 2006.

Restructuring activity during 2006 consists of:

(in thousands)	Balance at December 31, 2005	Restructuring charges	Non-cash charges	Cash payments	Foreign currency translation	Balance at December 30, 2006

2006 Restructuring Plan:
Severance and benefit costs	$—	$11,403	$—	$(286)	$442	$11,559
Asset impairment	—	17,492	(17,492)	—	—	—
Other	—	5,637	—	(102)	149	5,684

	—	34,532	(17,492)	(388)	591	17,243
2005 Restructuring Plan:
Severance and benefit costs	1,506	557	—	(1,338)	151	876
Other	—	1,334	—	(1,334)	—	—

	1,506	1,891	—	(2,672)	151	876
2004 Restructuring Plan:
Severance and benefit costs	4,069	—	—	(3,140)	223	1,152
Raw materials	32	—	—	(33)	1	—
Other	265	604	—	(877)	8	—

	4,366	604	—	(4,050)	232	1,152

Total	$5,872	$37,027	$(17,492)	$(7,110)	$974	$19,271

Restructuring activity during 2005 consists of:

(in thousands)	Balance at January 1, 2005	Restructuring charges	Non-cash charges	Cash payments	Foreign currency translation	Balance at December 31, 2005

2005 Restructuring Plan:
Severance and benefit costs	$—	$4,890	$—	$(3,178)	$(206)	$1,506
Asset disposals and impairments	—	1,278	(1,278)	—	—	—
Other	—	685	—	(685)	—	—

	—	6,853	(1,278)	(3,863)	(206)	1,506
2004 Restructuring Plan:
Severance and benefit costs	14,944	(112)	—	(9,679)	(1,084)	4,069
Raw materials	1,256	(176)	—	(911)	(137)	32
Other	—	2,128	—	(1,852)	(11)	265

	16,200	1,840	—	(12,442)	(1,232)	4,366

Total	$16,200	$8,693	$(1,278)	$(16,305)	$(1,438)	$5,872

The Company expects to make payments against the restructuring reserve of approximately $17,154,000 in 2007, with the remaining payments expected to be made in 2008 and 2009.

The current portion of the reserve for business restructuring costs is recorded in accrued liabilities and the non-current portion is recorded in other non-current liabilities.

13.    Redeemable preferred stock

 As discussed in Note 1, on May 13, 2004, a change in ownership occurred requiring the Company to redeem all outstanding shares of Preferred Stock. At the date of the Transactions, 14,000 shares of Class A Preferred Stock were outstanding and were redeemed for $14,000,000 (the stated liquidation value of $1,000 per share) plus cumulative dividends payable of $2,645,000.

Redeemable preferred stock activity during 2004 consisted of:

	Successor	Predecessor
(in thousands)	May 2, 2004 through January 1, 2005	January 4, 2004 through May 1, 2004

Balance at beginning of period	$16,645	$16,221
Redemption of redeemable preferred stock	(16,645)	—
Dividends earned	—	424
Dividends paid	—	—

Balance at end of period	$—	$16,645

14.    Other comprehensive loss

 The components of accumulated other comprehensive loss were as follows:

(in thousands)	December 30, 2006	December 31, 2005

Foreign currency translation adjustment	$852	$(5,934)
Minimum pension liability	(4,901)	(3,453)

Accumulated other comprehensive loss	$(4,049)	$(9,387)

15.    Stock option plans

 The Company offers stock option plans to attract, retain, motivate and reward key officers, non-employee directors and employees. Stock options are issued at a price not less than the fair market value on the grant date.

On June 15, 2006, the Company adopted the Polypore International, Inc. 2006 Stock Option Plan ("2006 Plan") and reserved 2,596,694 shares for issuance under the 2006 Plan. Options granted under the 2006 Plan have 10-year terms and vest based on satisfaction of certain annual and cumulative performance criteria over the four fiscal year period following the adoption of the 2006 Plan. In addition, all or a portion of the options granted under the 2006 Plan will vest upon a change in control if equity investors receive predetermined rates of return on their investment. Additionally, the 2006 Plan also allows for the granting of options that vest over time.

In 2004, the Company adopted the Polypore International, Inc. 2004 Stock Option Plan ("2004 Plan"). Under the 2004 Plan, options granted have 10-year terms. As a condition to receiving stock option grants under the 2006 Plan, participants in the 2006 Plan agreed that all unvested stock options granted under the 2004 Plan would be forfeited. Additionally, the participants in the 2006 Plan agreed that all vested stock options granted under the 2004 Plan would be subject to the terms and conditions of the 2006 Plan and that the exercise price and expiration date of the previously vested options would remain unchanged.

On June 14, 2006, the Company recognized additional stock compensation expense of $47,000 for the repricing of 156,710 stock options issued under the 2004 Plan. The exercise price of the options, which were granted in 2005, was reduced from $5.77 and $5.94 per share to $5.24 per share.

A summary of the Company's stock option activity for its stock option plans and related information is as follows:

	Options	Weighted- average exercise price	Weighted average remaining contractual term (years)	Aggregate instrinsic value (in thousands)

Outstanding at December 31, 2005	1,288,617	$5.42	9.0	$814
Issued	1,948,773	5.24
Forfeited	(156,267)	4.92
Unvested options forfeited upon grant of options under the 2006 Plan	(820,552)	5.52

Outstanding at December 30, 2006	2,260,571	5.22	9.3	6,071

Vested and exercisable at December 30, 2006	439,760	5.20	8.9	1,187

Exercise prices for options outstanding at December 30, 2006 ranged from $4.92 to $5.24.

Under FAS 123(R), the Company is required to estimate the fair value of stock options on the date of the grant using an option-pricing model. The fair value of each stock option granted under the 2004 Plan or the 2006 Plan was estimated on the date of grant based on the Black-Scholes option pricing model with the following weighted-average assumptions:

	Weighted average assumptions
	2006	2005	2004

Weighted-average expected life (years)	3.50	4.00	5.00
Risk-free interest rate	5.10%	3.86%	3.96%
Expected volatility	23.00%	20.00%	20.00%
Dividend yield	—	—	—

The potential expected life of the stock options range from the vesting period of the options (three and a half years to five years) to the contractual life of the options of ten years. During 2004 and 2005, because the Company had no history with the expected life of stock options, the Company used the low end of the range in our fair value calculations, as allowed under FAS 123. During 2006, the Company determined that the expected life of the options was 3.5 years based primarily on the structure of the option plan.

Our risk-free interest rate is based on the interest rate of U.S. Treasury bills with a term approximating the expected life of the option and is measured at the date of the stock option grant.

Since the Company's common stock is not publicly traded, the expected volatility was estimated based on the historical volatility of certain publicly-traded peer companies.

The Company does not anticipate paying dividends.

During the year ended December 30, 2006, the Company recorded $302,000 in stock compensation expense, including $47,000 related to the stock option repricing discussed above. Stock compensation expense recognized during the year ended December 31, 2005 under FAS 123 was $456,000. Stock compensation expense is recognized as a component of "Selling, general and administrative expenses" in the accompanying consolidated statements of operations. As of December 30, 2006, the Company had $1,787,000 of total unrecognized stock compensation expense, net of estimated forfeitures, related to unvested stock options. This compensation expense is expected to be recognized over a weighted average period of 3 years.

16.    Related party transactions

 The Company's German subsidiary has equity investments in two companies that provide patent, trademark and research services for the Company and other companies that have invested in them. The Company's investments represent approximately 25% ownership in each of the firms and are accounted for by the equity method of accounting. The Company's equity investment account balance was $177,000 and $150,000 at December 30, 2006 and December 31, 2005, respectively. Charges from the affiliates for work performed were $961,000 in 2006, $1,407,000 in 2005, $474,000 for the period from May 2, 2004 through January 1, 2005 and $523,000 for the period from January 4, 2004 through May 1, 2004. The Company has amounts due to the affiliates of approximately $59,000 and $84,000 at December 30, 2006 and December 31, 2005, respectively.

The Company's corporate headquarters were housed in space leased by a former shareholder of the Company from an affiliate of the former shareholder. A portion of the lease payments and other expenses, primarily insurance and allocated other direct costs, were charged to the Company. Charges from the affiliate were $165,000 for the period from January 4, 2004 through May 1, 2004. Subsequent to the Transactions, the Company entered into a transition services agreement with the affiliate of the former shareholder that expired in April 2005. Charges from the former affiliate under the transition services agreement were $32,000 in 2005 and $477,000 for the period from May 2, 2004 through January 1, 2005.

17.    Segment information

 The Company's operations are principally managed on a products basis and are comprised of three operating segments that have been aggregated into two reportable segments: energy storage and separations media. The energy storage segment produces and markets membranes that provide the critical function of separating the cathode and anode in a variety of battery markets, including lithium, industrial and transportation applications. The separations media segment produces and markets membranes used as the high technology filtration element in various medical and industrial applications.

The Company evaluates the performance of segments and allocates resources to segments based on operating income before interest, income taxes, depreciation and amortization. In addition, it evaluates business segment performance before business restructuring charges and the impact of non-recurring costs, such as the purchase accounting adjustments related to the write-off of in-process research and development costs and the impact of the revaluation of inventory. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Financial information relating to the reportable operating segments is presented below:

	Successor			Predecessor
(in thousands)	Year ended December 30, 2006	Year ended December 31, 2005	May 2, 2004 through January 1, 2005	January 4, 2004 through May 1, 2004

Net sales to external customers (by major product group):
Lead-acid battery separators	$263,279	$244,482	$160,808	$79,414
Lithium battery separators	79,693	64,919	52,603	40,022

Energy storage	342,972	309,401	213,411	119,436
Healthcare	94,065	91,468	75,538	49,291
Filtration and specialty	42,640	31,635	22,140	10,546

Separations media	136,705	123,103	97,678	59,837

Total net sales to external customers	$479,677	$432,504	$311,089	$179,273

Operating income:
Energy storage	$72,081	$62,914	$42,148	$35,146
Separations media	5,218	13,186	15,794	10,580
Corporate	(258)	(1,405)	(2,162)	—

Segment operating income	77,041	74,695	55,780	45,726
Business restructuring	37,027	8,693	15,687	—
Change in accounting principle related to postemployment benefits	(2,593)	—	—	—
In-process research and development	—	—	5,250	—
Inventory purchase accounting	—	—	19,007	—

Total operating income	42,607	66,002	15,836	45,726
Reconciling items:
Interest expense	92,287	81,988	42,098	6,048
Other	3,207	(4,418)	1,656	(840)

Income (loss) before income taxes	$(52,887)	$(11,568)	$(27,918)	$40,518

Depreciation and amortization:
Energy storage	$31,453	$31,694	$19,223	$7,208
Separations media	28,759	22,405	14,514	8,009

Total depreciation and amortization	$60,212	$54,099	$33,737	$15,217

Capital expenditures:
Energy storage	$15,070	$6,293	$6,255	$3,289
Separations media	8,903	6,724	3,627	2,208

Total capital expenditures	$23,973	$13,017	$9,882	$5,497

(in thousands)	December 30, 2006	December 31, 2005

Assets:
Energy storage	$840,523	$828,281
Separations media	502,203	499,156
Corporate assets	47,134	37,139

Total assets	$1,389,860	$1,364,576

Net sales by geographic location, based on the country from which the product is shipped, were as follows:

	Successor			Predecessor
(in thousands)	Year ended December 30, 2006	Year ended December 31, 2005	May 2, 2004 through January 1, 2005	January 4, 2004 through May 1, 2004

Net sales to unaffiliated customers:
United States	$181,486	$159,822	$125,134	$76,230
Germany	131,002	121,360	94,465	59,972
France	73,290	64,450	40,734	18,959
Other	93,899	86,872	50,756	24,112

Total	$479,677	$432,504	$311,089	$179,273

Property, plant and equipment by geographic location were as follows:

(in thousands)	December 30, 2006	December 31, 2005

United States	$107,050	$106,981
Germany	167,199	184,150
France	21,621	19,853
Other	67,656	59,887

Total	$363,526	$370,871

18.    Quarterly results of operations (unaudited)

(in thousands, except per share data)	First quarter	Second quarter	Third quarter	Fourth quarter

Fiscal year ended December 30, 2006
Net sales	$115,293	$123,094	$116,384	$124,906
Gross profit	40,313	44,633	38,088	41,907
Loss before the cumulative effect of a change in accounting principle	(1,560)	(1,374)	(24,118)	(2,748)
Net loss	(1,329)	(1,374)	(24,118)	(2,748)
Loss per share before the cumulative effect of a change in accounting principle—basic and diluted	$(0.06)	$(0.05)	$(0.95)	$(0.11)
Net loss per common share—basic and diluted	$(0.05)	$(0.05)	$(0.95)	$(0.11)

(in thousands, except per share data)	First quarter	Second quarter	Third quarter	Fourth quarter

Fiscal year ended December 31, 2005
Net sales	$112,498	$112,614	$105,764	$101,628
Gross profit	38,889	40,509	31,448	39,388
Net income (loss)	1,641	(1,915)	(2,308)	(360)
Net income (loss) per common share—basic and diluted	$0.06	$(0.08)	$(0.09)	$(0.01)

On January 1, 2006, the Company adopted EITF Issue No. 05-5 which increased net income in the first quarter of 2006 by $1,634,000.

During the third quarter of 2006, the Company recorded a restructuring charge of $36,008,000 related to the 2006 business restructuring plan. This adjustment resulted in a decrease in third quarter net income of $22,325,000. The Company continued to refine its estimate of restructuring costs during the fourth quarter of 2006, including completion of negotiations with the local Works Council in connection with employee layoffs. As a result of these activities, the restructuring reserve was reduced which increased fourth quarter income before income taxes and net income by $1,476,000 and $969,000, respectively.

The effective tax rate varies between quarters due to a variety of factors, including state income taxes, the mix of income between U.S. and foreign jurisdictions taxed at varying rates, certain export sales which are excluded from taxable income, various changes in estimates of permanent differences and valuation allowances, and the relative size of the Company's consolidated income or loss before taxes.

19.    Subsequent event

 In February 2007, the Company paid $5,181,000 for a 60% share in a manufacturing facility in Tianjin, China that produces membrane separators for lead-acid batteries.

The Company filed a registration statement on Form S-1 with the Securities and Exchange Commission in connection with the initial public offering of the Company's common stock. In connection with the initial public offering, the Company's Board of Directors approved a 147.422-for-one stock split on June 25, 2007. The Company's shareholders approved an increase of the Company's authorized shares to 200,000,000 shares of common stock and 15,000,000 shares of preferred stock. The accompanying consolidated financial statements give retroactive effect as through the stock split of the Company's common stock occurred for all periods presented.

Polypore International, Inc.

Condensed consolidated balance sheets

(in thousands)	March 31, 2007	December 30, 2006*
	(unaudited)

Assets
Current assets:
Cash and cash equivalents	$69,218	$54,712
Accounts receivable, net	104,058	102,110
Inventories	66,144	67,741
Refundable income taxes	2,351	—
Prepaid and other	10,838	13,386

Total current assets	252,609	237,949
Property, plant and equipment, net	371,378	363,526
Goodwill	568,505	567,587
Intangibles and loan acquisition costs, net	199,764	204,645
Environmental indemnification receivable	16,808	15,236
Other	1,389	917

Total assets	$1,410,453	$1,389,860

Liabilities and shareholders' equity
Current liabilities:
Accounts payable	$24,901	$25,494
Accrued liabilities	59,047	55,883
Income taxes payable	—	3,689
Current portion of debt	3,792	3,938
Current portion of capital lease obligation	1,391	1,377

Total current liabilities	89,131	90,381
Debt, less current portion	1,047,528	1,038,837
Capital lease obligation, less current portion	4,401	4,754
Pension and postretirement benefits	62,895	61,219
Postemployment benefits	4,273	4,451
Environmental reserve, less current portion	23,819	22,935
Deferred income taxes	88,843	94,347
Other	14,394	3,274
Commitments and contingencies
Shareholders' equity:
Common stock	253	253
Paid-in capital	125,062	125,234
Retained deficit	(49,920)	(51,776)
Accumulated other comprehensive loss	(226)	(4,049)

	75,169	69,662

Total liabilities and shareholders' equity	$1,410,453	$1,389,860

*
Derived from audited consolidated financial statements

See notes to condensed consolidated financial statements

Polypore International, Inc.

Condensed consolidated statements of operations (Unaudited)

	Three Months Ended
	March 31, 2007	April 1, 2006
	(in thousands, except share data)
Net sales	$129,781	$115,293
Cost of goods sold	81,500	74,980

Gross profit	48,281	40,313
Selling, general and administrative expenses	23,644	22,498
Business restructuring	53	772
Change in accounting principle related to postemployment benefits	—	(2,593)

Operating income	24,584	19,636
Other (income) expense:
Interest expense, net	23,643	22,100
Foreign currency and other	(133)	699

	23,510	22,799

Income (loss) before income taxes	1,074	(3,163)
Income taxes	(1,036)	(1,603)

Income (loss) before the cumulative effect of a change in accounting principle	2,110	(1,560)
Cumulative effect of a change in accounting principle related to stock compensation, net of income taxes of $139	—	231

Net income (loss)	$2,110	$(1,329)

Net income (loss) per share—basic:
Income (loss) before cumulative effect of a change in accounting principle	$.08	$(.06)
Cumulative effect of a change in accounting principle related to stock compensation, net of income taxes	—	.01

Net income (loss)	$.08	$(.05)

Net income (loss) per share—diluted:
Income (loss) before cumulative effect of a change in accounting principle	$.08	$(.06)
Cumulative effect of a change in accounting principle related to stock compensation, net of income taxes	—	.01

Net income (loss)	$.08	$(.05)

Weighted average shares outstanding—basic	25,342,569	25,271,252
Effect of dilutive stock options	129,047	—

Weighted average shares outstanding—diluted	25,471,616	25,271,252

See notes to condensed consolidated financial statements

Polypore International, Inc.

Condensed consolidated statements of cash flows (unaudited)

	Three Months Ended
(in thousands)	March 31, 2007	April 1, 2006

Operating activities:
Net income (loss)	$2,110	$(1,329)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation expense	7,661	10,160
Amortization expense	4,452	4,400
Amortization of loan acquisition costs	749	748
Amortization of debt discount	6,490	5,793
Stock compensation	148	—
Loss on disposal of property, plant and equipment	567	33
Foreign currency gain	(74)	(1,068)
Deferred income taxes	(4,049)	(3,313)
Business restructuring	53	772
Change in accounting principle related to postemployment benefits	—	(2,593)
Cumulative effect of change in accounting principle related to stock compensation	—	(370)
Changes in operating assets and liabilities:
Accounts receivable	(815)	(7,701)
Inventories	2,391	(2,097)
Prepaid and other current assets	2,107	(1,510)
Accounts payable and accrued liabilities	950	13,140
Income taxes payable	1,291	507
Other, net	(1,092)	453

Net cash provided by operating activities	22,939	16,025
Investing activities:
Purchases of property, plant and equipment	(2,663)	(3,989)
Acquisition of business	(5,181)	—

Net cash used in investing activities	(7,844)	(3,989)
Financing activities:
Principal payments on debt	(1,286)	(303)
Repurchase of common stock	(320)	—
Loan acquisition costs	(31)	(15)

Net cash used in financing activities	(1,637)	(318)
Effect of exchange rate changes on cash and cash equivalents	1,048	372

Net increase in cash and cash equivalents	14,506	12,090
Cash and cash equivalents at beginning of period	54,712	28,060

Cash and cash equivalents at end of the period	$69,218	$40,150

See notes to condensed consolidated financial statements

Polypore International, Inc.

Notes to condensed consolidated financial statements

(unaudited)

1.    Description of business and basis of presentation

Description of business

Polypore International, Inc. (the "Company") is a leading global high technology filtration company that develops, manufactures and markets specialized microporous membranes used in separation and filtration processes. The Company has a global presence in the major geographic markets of North America, South America, Western Europe and Asia.

On May 13, 2004, the Company acquired 100% of the outstanding common stock of PP Holding Corporation and its wholly owned subsidiary, PP Acquisition Corporation ("PP Acquisition") for $320,385,000 in cash. On May 13, 2004, PP Acquisition purchased the outstanding capital stock of Polypore, Inc. ("Polypore"). The aggregate purchase price, including acquisition related costs, was approximately $1,150,073,000 in cash. In connection with the acquisition, PP Acquisition obtained a new credit facility, issued 8.75% senior subordinated notes and received equity contributions from its shareholders. PP Acquisition used the net proceeds from the new credit facility, the issuance of senior subordinated debt and equity contributions to repay all outstanding indebtedness under Polypore's existing credit facility and pay transaction related fees and expenses. At the time of closing the acquisition, PP Acquisition merged with and into Polypore, with Polypore as the surviving corporation. These events are hereinafter referred to as the "Transactions".

Basis of presentation

The accompanying unaudited condensed consolidated financial statements of the Company are prepared in accordance with U.S. generally accepted accounting principles for interim financial information. Accordingly, the unaudited condensed consolidated financial statements and notes do not contain certain information included in the Company's annual financial statements. In the opinion of management, all normal and recurring adjustments that are necessary for a fair presentation have been made. Operating results for the three months ended March 31, 2007 are not necessarily indicative of the results that may be expected for the fiscal year ending December 29, 2007. The unaudited condensed consolidated financial statements should be read in conjunction with the annual audited financial statements for the fiscal year ended December 30, 2006.

2.    Recent accounting pronouncements

 On January 1, 2006, the Company adopted EITF Issue No. 05-5, Accounting for Early Retirement or Postemployment Programs with Specific Features (Such As Terms Specified in Altersteilzeit Early Retirement Arrangements) ("EITF 05-5"). Under EITF 05-5, the salary components of Type I and Type II ATZ arrangements (excluding the bonus and additional contributions into the German government pension scheme) should be recognized over the period from the point at which the ATZ period begins until the end of the active service period. The bonus feature and the additional contributions into the German government pension scheme (collectively, the additional compensation) under a Type II ATZ arrangement should be accounted for as a postemployment benefit under Statement 112. An entity should recognize the additional compensation over the period from the point at which the employee signs the ATZ contract until the end of the active service period. In connection with an acquisition in 2002, the Company implemented a restructuring plan that included Type II ATZ arrangements. The Company accrued in the opening balance sheet the estimated amounts to be paid to employees during the passive phase, plus the bonus feature of the plan. Salary paid to employees during their active phase was expensed as incurred. As a result of adopting this consensus, which was treated as a change in accounting estimate effected by a change in accounting principle, the Company reduced the accrual for postemployment benefits and recognized $2,593,000 in operating income in the three months ended April 1, 2006. The reduction in the postemployment benefits accrual decreased the net loss for the three months ended April 1, 2006 by $1,634,000, or $0.06 per share.

On January 1, 2006, the Company adopted FASB Statement No. 123 (R), Share-Based Payment ("FAS 123(R)") using the modified prospective transition method. FAS 123(R) generally requires, among other things, that all employee share-based compensation be measured using a fair value method and that the resulting compensation cost be recognized in the financial statements. Prior to adopting FAS 123R, the Company accounted for employee share-based compensation using the fair value method under FASB Statement No. 123, Accounting for Stock Based Compensation ("FAS 123"). FAS 123(R) requires forfeitures to be estimated at the time of grant and the estimate should be revised, if necessary, in subsequent periods if actual forfeitures differ materially from those estimates. Prior the adoption of FAS 123(R), the Company accounted for forfeitures as they occurred as allowed under FAS 123. The change in accounting for forfeitures under FAS 123(R) resulted in a $231,000 charge, net of applicable income taxes of $139,000, which was recorded in the three months ended April 1, 2006 as a cumulative effect of a change in accounting principle.

On December 31, 2006, the Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement 109 ("FIN 48"), which clarifies the accounting for uncertain tax positions. FIN 48 allows the tax effects from an uncertain tax position to be recognized in the Company's financial statements if the position is more likely than not to be sustained upon audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Upon adoption of FIN 48, the Company increased the existing reserves for uncertain tax positions by $854,000, recorded a deferred tax asset of $643,000, decreased goodwill by $43,000 and decreased retained earnings by $254,000 for the cumulative effect of adopting FIN 48.

In September 2006, the FASB issued FASB Statement No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R) ("FAS 158"). FAS 158 requires an employer to recognize the funded status of a defined benefit postretirement plan as an asset or liability in its balance sheet and to recognize changes in that funded status through comprehensive income in the year in which the changes occur. This requirement will be effective for fiscal years ending after June 15, 2007. FAS 158 also requires an employer to measure defined benefit plan assets and obligations as of the date of its fiscal year-end, with limited exceptions. This requirement is effective for fiscal years ending after December 15, 2008. The Company is currently evaluating the impact adoption of FAS 158 will have on its consolidated financial statements.

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("FAS 159"). FAS 159 permits entities to choose to measure eligible items at fair value at specified election dates and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. FAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact adoption of FAS 159 will have on its consolidated financial statements.

3.    Inventories

 Inventories are carried at the lower of cost or market using the first-in, first-out ("FIFO") method of accounting and consist of:

(in thousands)	March 31, 2007	December 30, 2006

Raw materials	$22,533	$21,714
Work-in-process	11,155	10,679
Finished goods	32,456	35,348

Total	$66,144	$67,741

4.    Debt

 Debt, in order of priority, consists of:

(in thousands)	March 31, 2007	December 30, 2006

Senior credit facilities:
Revolving credit facility	$—	$—
Term loan facilities	368,740	369,163
8.75% senior subordinated notes	425,025	422,550
10.50% senior discount notes, net of unamortized original issue discount of $42,663 and $49,153, respectively	257,337	250,847
Other	218	215

	1,051,320	1,042,775
Less current maturities	3,792	3,938

Long-term debt	$1,047,528	$1,038,837

5.    Employee benefit plans

 The Company and its subsidiaries sponsor multiple defined benefit pension plans and an other postretirement benefit plan. The following table provides the components of net periodic benefit cost:

	Pension Plans		Other Postretirement Benefits
	Three Months Ended		Three Months Ended
(in thousands)	March 31, 2007	April 1, 2006	March 31, 2007	April 1, 2006

Service cost	$786	$719	$8	$8
Interest cost	812	763	28	29
Expected return on plan assets	(236)	(192)	—	—
Recognized net actuarial loss	90	9	—	1

Net periodic benefit cost	$1,452	$1,299	$36	$38

6.    Environmental matters

 The Company accrues for environmental obligations when such expenditures are probable and reasonably estimable. The amount of liability recorded is based on currently available information, including the progress of remedial investigations, current status of discussions with regulatory authorities regarding the method and extent of remediation, presently enacted laws and existing technology. Accruals for estimated losses from environmental obligations are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental obligations are not discounted to their present value. Recoveries of environmental costs from other parties are recognized as assets when their receipt is deemed probable. Environmental reserves were $27,927,000 and $27,995,000 as of March 31, 2007 and December 30, 2006, respectively.

In connection with the Transactions, the Company identified potential environmental contamination at its manufacturing facility in Potenza, Italy. Based on environmental studies and the initial remediation plan presented to local authorities, the Company recorded a liability of $3,261,000 in connection with the application of purchase accounting for the Transactions. During the three months ended December 30, 2006, the Company further refined the remediation plan based on management's analysis of facts and circumstances and consultations with local authorities, resulting in an increase in the estimated environmental liability of $1,078,000 that was recorded through a charge to earnings. The Company anticipates that expenditures will be made over the next seven to ten years.

In the three months ended December 30, 2006, as part of an internal self-audit of its Corydon, IN and Owensboro, KY facilities, the Company identified instances of potential non-compliance with its environmental operating permits at these facilities. The Company self-reported these issues to the proper state and federal agencies and is taking steps to resolve these issues. Although the agencies have the authority and discretion to issue substantial fines that could be material, based upon management's analysis of facts and circumstances and consideration of recent cases addressed by the agencies involved, the Company does not believe that the maximum penalty will be assessed and that penalties, if any, resulting from this matter will not have a material adverse effect on the business, financial condition or results of operations of the Company.

In connection with the acquisition of Membrana in 2002, the Company recorded a reserve for environmental obligations. The reserve provides for costs to remediate known environmental issues and operational upgrades which are required in order for the Company to remain in compliance with local regulations. The Company anticipates that expenditures will continue to be made over the next seven to ten years. The initial estimate and subsequent finalization of the reserve was included in the allocation of purchase price at the date of the acquisition.

The Company has indemnification agreements for certain environmental matters from Acordis A.G. ("Acordis") and Akzo Nobel ("Akzo"), the prior owners of Membrana. Akzo originally provided broad environmental protections to Acordis with the right to assign such indemnities to Acordis's successors. Akzo's indemnifications relate to conditions existing prior to December 1999, which is the date that Membrana was sold to Acordis. The Akzo agreement provides indemnification of claims through December 2007, with the indemnification percentage decreasing each year during the coverage period. Through December 2003, Akzo pays 75% of any approved claim. After that, Akzo pays 65% of claims reported through December 2006 and 50% of claims reported through December 2007. In addition to the Akzo indemnification, Acordis provides separate indemnification of claims incurred from December 1999 through February 2002, the acquisition date. At March 31, 2007 and December 30, 2006, amounts receivable under the indemnification agreement were $18,903,000 and $18,669,000, respectively. The current portion of the indemnification receivable is included in other current assets.

7.    Business restructuring

2006 Restructuring plan

In response to a significant decline in demand for cellulosic hemodialysis membranes driven by a shift in industry demand toward synthetic membranes, the Company's separations media segment decided to exit the production of cellulosic membranes and realign its cost structure at its Wuppertal, Germany facility. On August 24, 2006, the Company announced a layoff of approximately 150 employees. Production of cellulosic hemodialysis membranes ceased on December 27, 2006 and the majority of the employees were laid off effective January 1, 2007. The total cost of the plan is expected to be approximately $17,040,000, consisting of $11,403,000 for the employee layoffs and $5,637,000 for other costs related to the shutdown of portions of the Wuppertal facility that will no longer be used. The other costs included in the restructuring plan are related to local regulations surrounding complete or partial shutdowns of a facility. The Company expects to complete these activities by the end of the second quarter of 2008. The timing, scope and costs of these restructuring measures are subject to change as the Company proceeds with its restructuring plans and further evaluates its business needs and costs. The restructuring charge also included a non-cash impairment charge of $17,492,000 for buildings and equipment used in the production of cellulosic hemodialysis membranes. No goodwill or intangible assets were assigned to the cellulosics business in the allocation of purchase price for the Transactions.

2005 Restructuring plan

In order to better accommodate customer growth and related demand for both lead-acid and lithium battery separators in the greater Asian market, the Company's energy storage segment transferred certain assets from Europe and the United States to its facilities in Thailand and China. The capacity realignment plan included the closure of the Company's facility in Feistritz, Austria, the downsizing of its Norderstedt, Germany facility and the relocation of certain assets from these two plants to the Company's facilities in Prachinburi, Thailand. During the three months ended September 30, 2006, the Company completed installation and started production with the assets relocated to Thailand. Additionally, finishing equipment from the Company's facility in Charlotte, North Carolina was relocated to its facility in Shanghai, China. The total cost of the realignment plan is expected to be approximately $8,831,000, of which $8,798,000 was recognized through March 31, 2007. The remaining expenses will be recognized in 2007. In addition to the benefit of realigning capacity with market growth, the Company expects to realize the full impact of cost savings in 2007. The timing and scope of these restructuring measures are subject to change as the Company further evaluates its business needs and costs.

2004 Restructuring plan

In an effort to manage costs and in response to the decision of a customer to outsource its dialyzer production, the Company implemented a number of cost reduction measures in 2004 relating to the separations media segment, including employee layoffs, the relocation of certain research and development operations conducted in a leased facility in Europe to facilities where the related manufacturing operations are conducted and other cost reductions. All activities and charges relating to the 2004 Restructuring Plan have been completed as of December 30, 2006.

Restructuring activity during the three months ended March 31, 2007 consisted of:

(in thousands)	Balance at December 30, 2006	Restructuring Charges	Cash Payments	Foreign Currency Translation	Balance at March 31, 2007

2006 Restructuring Plan:
Severance and benefit costs	$11,559	$—	$(2,764)	$94	$8,889
Other	5,684	—	(1,733)	39	3,990

	17,243	—	(4,497)	133	12,879
2005 Restructuring Plan:
Severance and benefit costs	876	53	(154)	10	785
2004 Restructuring Plan:
Severance and benefit costs	1,152	—	(334)	8	826

Total	$19,271	$53	$(4,985)	$151	$14,490

8.    Stock option plans

 On June 15, 2006, the Company adopted the Polypore International, Inc. 2006 Stock Option Plan ("2006 Plan"). The Company recognized $148,000 in stock compensation expense during the three months ended March 31, 2007. Stock compensation expense is recognized as a component of "Selling, general and administrative expenses" in the accompanying consolidated statements of operations.

9.    Income taxes

 The income tax provision for the interim periods presented is computed at the effective rate expected to be applicable in each respective full year using the statutory rates on a country-by-country basis. Income tax expense recorded in the financial statements differs from the Federal statutory income tax rate due to a variety of factors, including state income taxes, the mix of income between U.S. and foreign jurisdictions taxed at varying rates, certain export sales which are excluded from taxable income and various changes in estimates of permanent differences and valuation allowances. The impact of these factors on the effective tax rate is exacerbated by the relatively low consolidated income before income taxes.

As of March 31, 2007 and December 31, 2006, the Company had unrecognized tax benefits of $8,809,000 and $8,703,000, respectively. The unrecognized tax benefits include uncertain tax positions of $1,450,000 that may affect the Company's annual effective income tax rate upon resolution.

The Company recognizes accrued interest and penalties related to unrecognized tax positions as a component of income tax expense in its financial statements. As of March 31, 2007 and December 31, 2006, the Company had accrued $402,000 and $375,000, respectively, for the potential payment of penalties and interest.

The Company files numerous tax returns in approximately 10 different tax jurisdictions including North America, Europe and Asia. Generally, the Company is not subject to income tax adjustments in the U.S. for tax years before 2002 and in foreign jurisdictions for tax years prior to 2000. The Company is currently undergoing income tax audits in two tax jurisdictions. The U.S. tax authority is currently examining the Company's Federal income tax returns for tax years 2003 and 2004. The German tax authority has informed the Company that they will audit the 2001, 2002 and 2003 tax years of one of the Company's German subsidiaries. Because audit outcomes and the timing of audit settlements are subject to significant uncertainty, the Company cannot make a reasonable estimate of the impact on earnings in the next twelve months from these audits.

10.    Comprehensive Income

 Comprehensive income is as follows:

	Three Months Ended
(in thousands)	March 31, 2007	April 1, 2006

Net income (loss)	$2,110	$(1,329)
Other comprehensive income, primarily foreign currency translation	3,823	1,540

Comprehensive income	$5,933	$211

11.    Related party transactions

 The Company's German subsidiary has equity investments in two companies that provide patent, trademark and research services for the Company and other companies that have invested in them. The Company's investments represent 25% ownership in each of the firms and are accounted for by the equity method of accounting. The Company's equity investment account balance was $178,000 and $177,000 at March 31, 2007 and December 30, 2006, respectively. Charges from the affiliates for work performed were $347,000 and $200,000 for the three months ended March 31, 2007 and April 1, 2006, respectively. Amounts due to the affiliates were approximately $64,000 and $59,000 at March 31, 2007 and December 30, 2006, respectively.

12.    Acquisition

 Effective January 1, 2007, the Company purchased from Nippon Sheet Glass Company, Limited ("NSG") a 60% share in Daramic NSG Tianjin PE Separator Co., LTD ("DNPET") for $5,181,000. DNPET is a lead-acid battery separator manufacturing facility located in Tianjin, China. The acquisition supports the Company's strategy of expanding capacity in the high growth Asia-Pacific region. Beginning January 1, 2007, DNPET's assets, liabilities, results of operations and cash flows are consolidated with those of the Company and NSG's interest in DNPET is included in the Company's consolidated balance sheet as minority interest. The Company is entitled to all of the earnings and cash flow from DNPET for the first two years and after that, earnings and cash flows are allocated based on ownership percentages. The acquisition was accounted for as a purchase in conformity with FASB Statement No. 141, Business Combinations and FASB Statement No. 142, Goodwill and Other Intangible Assets. On January 1, 2009 and January 1, 2012, the Company can exercise a call option and NSG can exercise a put option for the Company to purchase NSG's 40% ownership interest for $3,600,000. After 2012, the exercise price of the call and put options will be equal to the fair market value of the shares, as determined by an independent appraiser. No amounts were assigned to the call option or put option in the allocation of purchase price for the acquisition. The excess of the purchase price over the fair value of the net assets purchased was approximately $946,000 and was allocated to goodwill. DNPET is included in the Company's energy storage segment.

13.    Segment information

 The Company's operations are principally managed on a products basis and are comprised of three operating segments that have been aggregated into two reportable segments: energy storage and separations media. The energy storage segment produces and markets membranes that provide the critical function of separating the cathode and anode in a variety of battery markets, including lithium, industrial and transportation applications. The separations media segment produces and markets membranes used as the high technology filtration element in various healthcare and industrial applications.

The Company evaluates the performance of segments and allocates resources to segments based on operating income before interest, income taxes, depreciation and amortization.

Financial information relating to the reportable operating segments is presented below:

	Three Months Ended
(in thousands)	March 31, 2007	April 1, 2006

Net sales to external customers (by major product group):
Lead-acid battery separators	$72,591	$64,212
Lithium battery separators	21,307	18,943

Energy storage	93,898	83,155
Healthcare	23,193	21,545
Filtration and specialty	12,690	10,593

Separations media	35,883	32,138

Total net sales to external customers	$129,781	$115,293
Operating income:
Energy storage	$19,876	$15,357
Separations media	4,808	2,458
Corporate	(47)	—

Segment operating income	24,637	17,815
Business restructuring	53	772
Change in accounting principle related to postemployment benefits	—	(2,593)

Total operating income	24,584	19,636
Reconciling items:
Interest expense, net	23,643	22,100
Foreign currency and other	(133)	699

Income (loss) before income taxes	$1,074	$(3,163)
Depreciation and amortization:
Energy storage	$8,185	$8,006
Separations media	3,928	6,554

Total depreciation and amortization	$12,113	$14,560

14.    Other

 The Company filed a registration statement on Form S-1 with the Securities and Exchange Commission in connection with the initial public offering of the Company's common stock. In connection with the initial public offering, the Company's Board of Directors approved a 147.422-for-one stock split on June 25, 2007. The Company's shareholders approved an increase of the Company's authorized shares to 200,000,000 shares of common stock and 15,000,000 shares of preferred stock. The accompanying consolidated financial statements give retroactive effect as through the stock split of the Company's common stock occurred for all periods presented.

Polypore International global presence

Corydon, IN

Owensboro, KY

Charlotte, NC

Obernberg, Germany
Sélestat, France
Norderstedt, Germany
Wuppertal, Germany
Owensboro, KY
Corydon, IN
Charlotte, NC
Potenza, Italy
Tianjin, China
Seoul, South Korea
Tokyo, Japan
Shanghai, China
Prachinburi, Thailand
Sao Paulo, Brazil
Manufacturing facility
Sales office
Operating headquarters

Prachinburi, Thailand

Tianjin, China

Potenza, Italy

Sélestat, France

Obernberg, Germany

Norderstedt, Germany

Wuppertal, Germany

15,000,000 shares

Common stock

Prospectus

JPMorgan

Sole Bookrunner

Credit Suisse

Bear, Stearns & Co. Inc.

Robert W. Baird & Co.

William Blair & Company

June 27, 2007

Until July 22, 2007 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade in our common shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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Table of contents
Prospectus summary
The offering
Summary consolidated financial information
Risk factors
Forward-looking statements
Use of proceeds
Dividend policy
Capitalization
Dilution
Selected historical consolidated financial data
Management's discussion and analysis of financial condition and results of operations
Business
Management
Compensation discussion and analysis
Principal and selling stockholders
Description of indebtedness
Description of capital stock
Shares eligible for future sale
Certain relationships
Certain United States tax considerations for non-U.S. holders
Underwriting
Legal matters
Experts
Where you can find more information
Index to consolidated financial statements
Polypore International, Inc. Notes to consolidated financial statements
Polypore International, Inc. Condensed consolidated balance sheets
Polypore International, Inc. Condensed consolidated statements of operations (Unaudited)
Polypore International, Inc. Condensed consolidated statements of cash flows (unaudited)
Polypore International, Inc. Notes to condensed consolidated financial statements (unaudited)